As filed with the U.S. Securities and Exchange Commission on April 20, 2022.

Registration No. 333-264015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

____________________________

AFRICAN AGRICULTURE, INC.

(Exact name of registrant as specified in its charter)

Delaware	100	86-3812100
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

____________________________
445 Park Avenue, Ninth Floor
New York, NY 10022
(212) 307-3154

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________

Alan Kessler, Chairman and Chief Executive Officer
African Agriculture, Inc.
445 Park Avenue, Ninth Floor
New York, NY 10022
(212) 307-3154

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________

Copies to:

Jack Levy, Esq. Anthony M. Saur, Esq. Morrison Cohen LLP 909 Third Avenue New York, NY 10022 Tel: (212) 735-8600 Fax: (212) 735-8708	Joseph Lucosky, Esq. Lawrence Metelitsa, Esq. Lucosky Brookman LLP 101 Wood Avenue South 5th Floor Iselin, NJ 08830 Tel: (732) 395-4402 Fax: (732) 395-4401

____________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED __________ , 2022

PROSPECTUS

Shares

AFRICAN AGRICULTURE, INC.

Common Stock

This is the initial public offering of shares of common stock of African Agriculture, Inc. We are offering shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price to be between $ and $ per share.

On December 27, 2021 we applied to have our common stock listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “AAGR.” No assurance can be given that our application will be approved or that an active trading market will develop. Listing of our common stock on Nasdaq is a condition to the offering.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. See the section entitled “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company” for additional information.

Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 for a discussion of information that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

____________

(1)    See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional            shares of our common stock from us at the public offering price, less underwriting discounts and commissions, for 45 days from the date of this prospectus solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $____ , and the total proceeds to us, before expenses, will be $_____ .

The underwriters expect to deliver the shares of common stock to the purchasers in the offering on or about            , 2022.

Spartan Capital Securities, LLC

The date of this prospectus is            , 2022

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give to you. We are not, and the underwriters are not, making an offer to sell, or soliciting offers to buy, securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses that we have prepared. Neither we nor the underwriters take any responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: We and the underwriters have not done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning market, industry and other data. We obtained this data from our own internal estimates and research and from academic and industry research, publications, surveys, and studies conducted by third parties, including governmental agencies. In some cases, we do not expressly refer to the sources from which these data are derived. These data involve a number of assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed in the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following risks, uncertainties and other factors:

•        our strategy, outlook and growth prospects;

•        our operational and financial targets and dividend policy;

•        general economic trends and trends in the industry and markets;

•        our public securities’ potential liquidity and trading;

•        the lack of a market for our securities;

•        our financial performance following this offering; and

•        the other risks and uncertainties discussed in “Risk Factors” and elsewhere in this prospectus.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

pROSPECTUS Summary

This summary only highlights the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information under the section of this prospectus entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before investing. Some of the statements in this summary constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

Company Overview

African Agriculture, Inc. (“AA”, the “Company” or “we”), was incorporated in the State of Delaware on May 7, 2021. AA’s wholly owned subsidiary, Agro-Industries Corp was incorporated in the Cayman Islands as an exempted company with limited liability, on January 15, 2018. Our wholly owned, Dakar-based subsidiary, Les Fermes de la Teranga SA (“LFT”) was organized in Senegal on March 30, 2017. Alfalfa is the world’s largest vegetation-based protein source and the primary focus of our current operations. Below is a chart illustrating the Company’s organization:

We believe as a company we have an ability to become a participant in the sale of alfalfa and carbon credits, and in the field of biofuels. We aspire to produce fish via aquaculture, and ultimately, dairy and meat production, while simultaneously deriving valuable by-products. Our competitive advantages in each operating vertical includes our sun access, land abundance, water costs, potential for scale efficiency and favorable logistics, all of which are vital to successful agricultural execution.

We currently operate solely in Senegal in agriculture and have created an extensive foothold in Niger which we intend to commercialize in the next phase of our growth. Both countries lie within the drought-prone Sahel region, with generally irregular rainfall. With only about 5% of the land irrigated, Senegal continues to rely on rain-fed agriculture, which occupies about 75% of its workforce. The agricultural sector is inhibited due to low output and limited investments. Our area of operation in Northern Senegal is surrounded by Lac De Guiers, a 43,000-acre lake, a river with a 2 million cubic meter a day flow rate and the Atlantic Ocean in the Saint Louis area. Local production of food crops barely covers 30% of Senegal’s consumption needs. Senegal’s livestock population includes approximately 3.1 million cattle and 8.7 million sheep and goats. Despite a significant livestock population, Senegal remains a net importer of meat, especially live sheep during major holidays and religious events. While export markets are immediately available, we believe local market consumption is poised to accelerate in Senegal and the region due to necessity to feed cattle and is positioned to be an additional source of growth for our company.

Beyond Senegal, our expansion plans include a multiplication of our agricultural farmland in Niger. We have entered into binding definitive agreements with the mayor and local governments of Ingall and Aderbissinatt under a 49-year lease term for the development of agricultural and carbon credit projects. The project will involve the planting of a minimum of one million (1,000,000) hectares of trees in each area, for an aggregate of 2 million hectares, to optimize the production of carbon credits in an area to be mutually agreed upon by the parties with access to an underground aquifer for irrigation purposes, for the sale of carbon footprints as well as water and usage rights. Under the terms of the agreement, each municipality will also allocate an additional one hundred thousand (100,000) hectares of land for commercial production for local and industrial consumption of alfalfa (or other biomass products) on a large scale following hydrological and soil studies.

Similar to Senegal, agriculture is the primary economic activity of a majority of Niger’s 23 million citizens. Niger’s birth rate is ranked the fastest growth of any country on earth, according to the World Health Organization. The agricultural economy is based largely upon internal markets, subsistence agriculture, and the export of raw commodities: food stuffs and cattle to neighbors. Both Niger and Senegal provide highly appreciative local communities for job creation, nutrition provision, tax revenue, academic and research training, while simultaneously providing optimal sunlight and fertile conditions for agricultural production.

Our primary businesses, intended and operational, include commercial farming, fishery logistics and management, and carbon offset production. We began operations to produce alfalfa for cattle feed and nutrition in 2021. In anticipation of such production, we established irrigation and land preparation at the LFT Farm in 2018, acquiring equipment and hiring and training personnel and farming technicians. In July 2021, we completed a pilot study by utilizing 400 hectares of the LFT Farm to produce rice and sweet potato, with results that exceeded global averages, giving testimony to our soil fertility. The pilot study production was provided to the local community. Our production methodology was prepared in consultation with (i) ICS, a leading agronomist specialist in crops, soil, water, agricultural machinery; (ii) FGM International, a leader in agricultural project implementation, particularly in Africa; (iii) AGQ, experts in monitoring plant-soil-water systems, agricultural chemistry and specialized chemical engineering; and (iv) the AgCenter at Louisiana State University (“LSU”), with which we have entered into an agreement to provide technology transfer and education. Our 340 hectare pilot in Alfalfa began thereafter and thus far has achieved similar results. While we are optimistic about the productivity of our conditions, there is no guarantee that such production estimates will be sustained in larger commercial practice.

In March 2012, “Senhuile,” the predecessor company to LFT, obtained a 50-year land use right by way of a Republic of Senegal Presidential Decree (the “Senegal Presidential Decree”) for 20,000 hectares, or 51,000 acres, of land located at Les Fermes de la Teranga in Northern Senegal (the “LFT Farm”). Our wholly owned subsidiary, Agro Industries, purchased the majority of the outstanding equity of LFT on February 28, 2018, following which time, through its ownership of LFT, the land use right was controlled by Agro Industries. In June 2018, and later amended in February 2021, we entered into a 15-year lease with the municipality of Fass Ngom for 5,000 hectares, increasing the total acreage of the LFT Farm to 25,000 hectares. As of December 31, 2021, more than $70 million has been invested by previous owners of the LFT Farm, including our majority shareholder, Global Commodities and Investments Limited, which is controlled by Mr. Frank Timis. Investors should not rely on Mr. Timis’s investment decision as he may have different risk tolerances than other investors, and the investment terms and pricing offered to Mr. Timis may significantly differ from the terms and price contemplated by this offering.

Our management team will deploy recent scientific and technical practices available to us throughout the growth and processing cycle at the LFT Farm to maximize alfalfa output.

We intend to sell our alfalfa production to local African cattle owners, including livestock associations in Senegal and Mauritania and the region of the Economic Community of West African States (ECOWAS) as well as to Saudi Arabia, the United Arab Emirates (UAE) and Europe. Mature markets for alfalfa already exist with established large-scale, long-term oriented cohesive customers, and we anticipate similar markets locally, but our initial priority is to establish revenue via long-term contracts in established markets. We expect the market for protein both for local consumption and export to grow substantially in conjunction with global population growth, and the increased importance of global food security and other protein related priorities. The advantage of alfalfa, expected to produce 10 cuts per year based on previous non-dormancy variety experience, is a highly profitable and fast production crop, optimally produced in the environment where we will operate. These non-dormancy experiences are based on yield patterns from trials performed by the University of California at El Centro, California. This location is 10 miles north of the Mexican border on heavy clay-loam soils in an area with about 3 inches of rain per year, but nevertheless, irrigated. Production and growth occurs most of the year in this environment, resulting in 9 to 12 cuts per year. ICS experienced 10 to 12 cuts per year in Sudan in similar heat, soil and irrigation conditions. While such trials enhanced our confidence in our potential alfalfa crop yields, there is no guarantee that our production estimates will be sustained in a larger commercial practice. Our commercial strategy for a potential, future aquaculture program is in the water channel network of our farm and the 43,000-acre lake that lies adjacent to the LFT Farm. Our strategy will be to manage the wholesale purchase of fish from local fisherman, initially in Senegal and secondarily in East Africa, and in conjunction with processing, refrigeration, financing and logistics locally, ultimately adding sales and distribution to wholesalers in consumption markets in Europe and the Middle East. We expect the market for responsibly sourced fish for export to grow substantially in conjunction with global population growth. We are also conducting a feasibility study for in-channel and in-land breeding of fish.

We intend to create a reforestation program with carbon offset production. We also anticipate that carbon offset production will generate verifiable carbon units (“VCUs”) via a reforestation program in areas adjacent to the LFT Farm, specifically from high carbon absorption tree varieties. The VCUs represent a permit that allows the holder to emit a certain amount of carbon dioxide or other greenhouse gases. They are audited and valued according to standards of the Verified Carbon Standard (VCS), the Climate, Community & Biodiversity Standards (CCBS), and the American Carbon Registry (ACR), and can be sold on the global carbon emissions market. We have entered into definitive agreements granting us access to a large amount of land to create programs to generate commercial carbon offsets in the Sahel region, on the periphery of the Sahara Desert.

Rules for a new global carbon market were put into place by the United Nations climate summit in Glasgow in October paving the way for a dramatic increase in the trading of emissions credits. The Glasgow Climate Pact reached at the COP26 conference in November 2021 includes terms of the implementation of Article 6 of the Paris Agreement that provide a platform for scaling up of trading of emissions credits that each represent a ton of carbon that has been reduced or removed from the atmosphere. That is expected to channel an inflow of funds into projects that generate credits, such as tree planting projects and mechanical carbon capture systems, which are bought by those looking to compensate for their emissions. The new framework will be comprised of two parts: a centralized system open to the public and private sectors, and a separate bilateral system that will allow countries to trade credits that they can use to help meet their decarbonization targets. Recent global awareness of climate change and sustainability is expected to greatly impact our business. South Africa’s Environment Minister Barbara Creecy requested that the COP26 conference in Glasgow set an annual target of $750 billion to help poor countries transition to clean energy and protect themselves against climate change.

Given our access to large, consolidated customers with a variety of nutritional needs, substantial by-products, unique logistics and technology applications, and large, scalable land and water assets, we anticipate numerous additional business lines and potential revenue opportunities may emerge over time. This may include biofuels, the management of cattle, more expansive fish breeding, ammonia and fertilizer production.

Our potential aquaculture, biofuels and carbon credits businesses are aspirational in nature, and we intend to use proceeds from this offering to conduct feasibility studies to assess the practicality of each such strategy.

We are a development stage company with no revenue to date and we have incurred net losses of $4,293,335 and $2,779,804 for the years ended December 31, 2021 and 2020, respectively. We had an accumulated deficit of $18,541,381 and $12,569,647 million at December 31, 2021 and 2020. respectively. The Company’s continuation as a going concern is dependent upon its ability to generate sales, and/or raise additional funds through the capital markets as well as borrowings. Management has concluded that its existing capital resources and availability, proceeds from this offering, external borrowings and cashflow from future operations will be sufficient to fund operations through the development of the majority of the available planting acreage at LFT. It is anticipated that at such point the Company will have sufficient resources to fund the ongoing operations of the Company.

We have a limited operating history and have not yet commenced commercial operations, which may make it difficult for investors to evaluate our current business and likelihood of success and viability. An evaluation of our business and prospects can only be made through our pilot studies and the operations of our wholly owned subsidiaries.

Our Competitive Advantages

We believe that we have numerous competitive advantages in the management of our Senegalese operations that should be applicable to our enduring growth strategy in the balance of the continent. We believe that our competitive advantages include:

Scalable Business Strategy

According to current World Bank data, approximately 60% of the world’s arable land is in Africa, with approximately 30,500 km (18,950 miles) of coastline, creating a scalable business strategy. Africa is composed of 54 sovereign countries, and three autonomous territories, with the youngest and fastest growing population of any continent. The Sahara desert covers 3.6 million square miles (9.4 million square kilometers), nearly a third of the African continent, which is approximately the size of the United States (including Alaska and Hawaii). We believe that after a successful commercialization strategy in Senegal we will be in a position to replicate our model in numerous territories and provide the growth platform to become a successful and enduring business.

Contiguity of Land

The LFT Farm is located on 25,000 hectares, or approximately 62,000 acres of land. Due to economies of scale efficiencies, larger farming properties are believed to hold incremental value to smaller properties, given the ability to improve yields, maximize revenue, and minimize costs. As a reference point, the average farm size in the United States is approximately 200 hectares, or 435 acres. By virtue of the large-scale nature of our operations, we believe our cost structure to be cost advantageous as opposed to smaller scale operators. This will be evidenced in our bulk purchasing and scale efficiencies in numerous categories including water irrigation and channels, farming equipment, labor resources, power access and corporate overhead.

Water Operations

The LFT Farm has abundant water for irrigation. It has a unique and privileged location between the Atlantic Ocean, the Lac de Guiers and the Senegal River. The Lac de Guiers, adjacent to LFT, is approximately 43,000 acres and is directly connected to the Senegal River through a channel. The price per cubic meter of water is approximately 5%, of the cost of water on an acre-foot basis compared to Europe or the United States. The LFT Farm has over 110 km of water channels that have been developed and integrate with pivot systems. Because of the heightened drought and water shortfall in the western United States, which accounted for 53% of the world’s exports of alfalfa in 2019, the cost and supply dynamics globally are expected to be sustainably disrupted, increasing the competitive profile of the LFT operations. In Niger, access to the underground water aquifer is an unique aspect of our operations, given the historically arid environment in that country.

Natural Resources

Africa holds superior sun exposure, soil fertility, air quality, lower density of population, and the potential for higher cuts per crop versus other continents, yet due to inaccessibility to fertilizer and tractor technology and deprivation of modern farming techniques, reports one-seventh of the farming productivity yields of North America and Europe. Our LFT Farm engaged AGQ Labs, a leading agronomy company, specializing in agricultural chemistry, to perform an extensive and comprehensive soil and water analysis. AGQ Labs combines its focus in agricultural chemistry and specialized chemical engineering to monitoring plant-soil-water systems.

Operations and Experience

Our principal shareholder, management and Board of Directors collectively have over 400 years of experience on the African continent, in all spheres of agronomy, financing, management, auditing and systems management, farming management, farming operations, agriculture, aquaculture, commercial operations, export and diplomacy, making the team well suited to execute on our corporate strategy. We believe that in-country experience, local knowledge and operation reputation has a dramatic impact relative to hiring and retention of employees and government relations.

Logistics

Expanded port access within reach of the farm greatly expands our ability to export product, and converges the pricing of our alfalfa products to global pricing, especially in the area of the member states of the Cooperation Council for the Arab States of the Gulf (Cooperation Council for the Arab States of the Gulf (“GCC”)) where the price of alfalfa is at a considerable premium. The LFT Farm is located less than 85 km from the city of Saint Louis in Senegal, which is situated on the Atlantic coast of the country and includes port facilities, and approximately 300 km from the Port of Dakar and the new Blaise Diagne International Airport serving the country’s capital, Dakar. The new port in Saint Louis is anticipated to be completed in 2023, and is located approximately 60km from our farming operations. On December 2, 2020, local and state officials of Senegal held the inauguration ceremony for the Port of Saint Louis dredging and beacon project, work being conducted by China Harbour Engineering Company. Nouakchott, the capital of Mauritania and a regional transportation hub, is only 230 kilometers from the LFT Farm and is accessible through well-maintained road infrastructure. Dakar Port is managed by Dubai Ports World. The Blaise Diagne International Airport, completed in 2017, is operated by an international consortium formed to operate the airport for a 25-year period. We have a business relationship in place with Maersk, the world’s largest shipping container company. This will cover both the current port of Dakar, the newly constructed port of Dakar at Port du Futur, and Saint Louis which is in the late stages of construction.

Access to Power and Electricity

We anticipate building a 20MW solar power plant on the facility of the farm for commissioning in 2022, with expansion potential for up to an additional 40MW, with expansion potential pending our power necessity and corporate growth. Access to our own independent consistent power source, given the dearth of consistent, inexpensive power generation in West Africa, is seen as a differentiating feature of our energy intensive corporate strategy.

Cost of Financing

The central bank policy rates in most countries in Africa are in excess of 10 percent per annum and, in some extreme circumstances, around 30 percent. This makes access to financing for basic farming equipment such as tractors and farmers, and yield enhancing supplies such as fertilizer difficult to the average farmer. When coupled with long lead times to rotate crops, high financing costs negatively impact a farmer’s ability to optimize crops relative to sale price or end user demand. Additionally, short-term credit and borrowing facilities are relatively scarce compared with the abundance of financing sources available in the United States. This offers us a distinct competitive advantage in our ability to access liquidity in both equity and debt capital markets.

Material Contracts

We have collaborations and contracts in place with various suppliers, customers, academic, third-party management and government institutions. These relationships vary from exclusive to semi-exclusive to preferred based on the contract, and create the efficiency of our business operations, access to training, and access to capital resources. Some of the most important of these include FGM International, a leader in agricultural project implementation and Louisiana State University’s AgCenter (LSU), who have dedicated staff and research in the fields of agriculture, aquaculture, and livestock management. Additionally, we have engaged Dr. Daniel Putnam, a global expert on forage quality and water use efficiency under irrigation and on mitigation strategies for sub-optimal conditions who has significant expertise in alfalfa production, and comparative global alfalfa yields to consult to the Company and bring worldwide best practices to Senegal.

Relationship with the United States and Academic Institutions

We are a partner of the USAID Finance and Investment Network. USAID is an independent agency of the United States federal government that is primarily responsible for administering civilian foreign aid and development assistance. This will enable us to apply for US grants, as well as access US government resources on a selective basis. We signed a non-binding collaborative agreement with the Louisiana State University AgCenter, which contemplates the training, development and transfer of educational skills to local communities and to enhance knowledge in the fields of cattle nutrition, carbon absorption and offsets, and management of fish resources and sustainability in Senegal. Our expectation is that the terms of the collaborative agreement will be finalized by July 1, 2022.

Senegal as a Host Country for our Business Operations

Senegal is one of the most stable countries in Africa, with three peaceful political transitions since independence in 1960. The country has credit ratings of B+ with a stable outlook form S&P Global Ratings and a Ba3 with a negative outlook from Moody’s Investors Service. Senegal is a strong regional performer on measures of perceptions of corruption as a result of its long-term development processes, including traditions of respect for the rule of law and competitive democratic government. Senegal’s positive ranking relative to neighboring countries in West Africa on international corruption indices owes much to its history of respect for the rule of law, democratic government, and openness to civil society and a free press. Senegal’s score is 45 and its rank is 67 on Transparency International’s

Corruption Perceptions Index for 2020. Senegal’s stable political environment, favorable geographic position, strong and sustained growth, and generally open economy offer attractive opportunities for foreign investment. Additionally, the Government of Senegal welcomes foreign investment. According to data from the United Nations Conference on Trade and Development (UNCTAD), Senegal’s stock of foreign direct investment increased from $3.4 billion in 2015 to $6.4 billion in 2019.

On June 7, 2021, the International Monetary Fund approved a US$650 million Stand-By Arrangement for Senegal. Fitch Ratings Inc. forecasts Senegal’s growth domestic product (“GDP”) increasing by 5.2% in 2021, which surpasses estimates for the broader Sub-Saharan African region. The President of Senegal, Macky Sall, estimates growth to reach 7.2% in 2022 and 13.7% in 2023, the first time that the country will achieve double digit growth, as natural gas commercialization targets are met. President Sall said that this double-digit GDP growth expected in 2023 will be the result of the first year of exploitation of oil and gas resources. On May 12, 2020, the International Development Association, part of the World Bank Group that supports lower-income countries, approved a US$150 million credit to support Senegal in strengthening agricultural productivity and building resilient, climate-smart and competitive food systems. On December 10, 2018, the U.S. Government’s Millennium Challenge Corporation (“MCC”) and the government of Senegal signed the new five-year $550 million MCC Senegal Power Compact to address the constraints on economic growth of the high cost of electricity to grid connected firms and low access to electricity in peri-urban and rural areas. Senegal committed an additional $50 million alongside the MCC Power Compact. On April 23, 2021, during the government meeting, President Sall reinforced his support for agriculture with the objective of developing the country’s food security and to produce and consume locally. President Sall decided to renew the financial subsidies support of 60 billion CFA francs ($110.8 million) for the 2021/2022 agricultural campaign. Senegal also holds a bilateral trade agreement with the United States, that has been in place since 1990.

We are committed to positive environmental, social and governance impact in our conduct and business, and believe that maintaining operations in Senegal advances that goal. Doing Business 2020 Senegal of the World Bank Group measured the strength of minority shareholder protections against misuse of corporate assets by directors for their personal gain as well as shareholders rights, governance safeguards and corporate transparency requirements that reduce the risk of abuse. The Doing Business project’s 2020 Protecting Minority Investors Score for Senegal is 44.0, which is above the 38.5 regional average for Sub-Saharan Africa.

Plan Senegal Emergent, the President’s Foreign Direct Investment Plan, introduced $1 billion in Senegal in 2019, the most relevant year prior to the current global pandemic. Various spheres of improvement targeted by that investment include the following:

Infrastructure

Senegal spends upwards of $911 million a year on infrastructural improvements, including structural transformation of economic framework and promotion of human capital, governance, and rule of law. The country also implemented Special Economic Zones taking the form of agricultural hubs, industrial hubs, and a mining hub. As part of the Plan Senegal Emergent, there have been numerous innovations and improvements to all aspects of the countries, logistics, infrastructure, and financial institutions.

Roads

Senegal maintains a dense and well-maintained road network ensuring the smooth movement of people and goods. The country implemented an aggressive expansion plan with the construction of 1,520 km of roads and rehabilitation of 4,015 km of roads between 2013 and 2017. It also intends to implement a new 520km network of roads by 2025. Road investment has been further solidified by partners such as IFC, the Western African Development Bank, the African Development Bank and CBAO, one of the main commercial banks in Senegal.

Railways

Senegal built and maintains the Dakar-Bamako (Mali) railway with 1,286 km of track to improve connectivity between Dakar and Bamako. The Dakar-AIBD Regional Express Train, a 2-billion-euro project, is a standard gauge electric railway line that opened in 2019 connecting the city center to the new Blaise-Diagne International Airport (AIBD).

Airport

The Blaise Diagne International Airport, located 50 km from Dakar, offers the very best in world-class airport standards. The airport has a capacity of three million passengers per year, making it a regional and international mobility hub.

Ports

The ports of Dakar and Saint Louis are located at the crossroads of three key trade routes, North America to Africa, Europe to Africa and Europe to South America.

Communication

Senegal maintains an efficient and fully digitized telecommunications network which has more than 2,200 km of fiber optic cable. The network is connected to Europe, America, Asia, and the Middle East via permanent cable connections. Senegal’s network hosts approximately 15.7 million mobile phone subscribers with a coverage rate of 90%.

Energy

Senegal produced 1,000 megawatts of energy as of 2017, and according to USAID, the country has an installed capacity of 1,555 MW currently. Pending the commercialization of its Liquefied Natural Gas Exports (LNG) commercialization promises economic transformation. Senegal has a power access rate of 64% and targets Universal Population Access by 2025. Recent oil discoveries by foreign multinationals promise independent and enhanced refining capacity.

Expansion into Niger

We intend to expand throughout the ECOWAS region and Africa, commensurate with the sustainability of our corporate margins and the ability of local agricultural conditions to facilitate our growth in a sustainable and economically meaningful fashion. This pertains to all aspects of our business including agriculture, aquaculture and environmental offsets. On November 27, 2021 and December 5, 2021, we and Agro Industries signed binding definitive agreements with the mayor and local governments of Aderbissinat and Ingall, respectively, each under a 49-year lease term for the development of agricultural and carbon credit projects. Under the agreements, we agreed to form a company under the law of Niger in charge of the project, which will exploit the land under the decree to be issued. The project will involve the planting of a minimum of one million (1,000,000) hectares of trees in both Aderbissinat and Ingall, for an aggregate of 2 million hectares, to optimize the production of carbon credits in areas to be mutually agreed upon by the Parties with access to an underground aquifer for irrigation purposes, for the sale of carbon footprints as well as water and usage rights. Each municipality will also allocate an additional one hundred thousand (100,000) hectares of land in favorable areas for commercial production for local and industrial consumption of alfalfa (or other biomass products) on a large scale following hydrogeological and soil studies.

Pursuant to the Aderbissinat and Ingall agreements, we agreed to:

•        Develop each area in compliance with the Land Use and Assignment Plan of each municipality;

•        Assist the local population in the development of land for market gardening, farming and fodder cultivation;

•        Develop existing grazing areas and livestock watering points with easy access to animals

•        Facilitate access to new technologies for the populations to improve their standard of living\

•        Prioritize the recruitment of local workers

•        Develop in the first two years the access roads for the projects

•        Commit resources to the development of the local university sector; and

•        Grant 75 million FCFA francs under each agreement from the first year of carbon credit sales as budgetary support to the Agadez Region for the implementation of social projects and education and training for women.

In addition, under each such agreement, we agreed to pay the municipalities of each of Ingall and Aderbissinat 50 million FCFA per year as a contribution to the municipalities foundation for the training programme during the construction of the greenhouses and plantation, which payment will continue until the first year of the sale of carbon credits. Lastly, pursuant to the agreements, we agreed to pay the municipalities of each of Ingall and Aderbissinat an annual sum of 650 million FCFA francs, which shall be paid from the first year of the sale of carbon credits, in order to continue to participate in the operation of each municipality. An additional project in Niger, located in the Kandaji dam region along the Niger river, has a feasibility study in place conducted by the World Bank, and has fertility characteristics very similar to the soil, sun and water access of the LFT Farm.

United States Interests in Africa

Economic development initiatives in Africa are beneficial to the United States for numerous reasons, according to the George Bush institute. They include, amongst others:

•        The United States’ interests are served when it gains access to consumers of goods and services in hypergrowth economies. For example, the African Growth and Opportunity Act (AGOA), which Congress passed in 2000, targeted Sub-Saharan Africa. The program fosters market-based economic growth and develops trade relationships by providing eligible nations duty-free access to the United States for certain products. AGOA ensures African entrepreneurs can take advantage of access to the U.S. market at no cost to U.S. taxpayers.

•        Sub-Saharan Africa experienced strong economic growth, with average GDP growth two points higher than the world average from 2001-2013. The first phase of agricultural development at our LFT Farm contemplates the use of U.S. irrigation, channeling, research, feasibility studies, tractors, machinery and agronomy material, all derived from U.S. sources.

•        The opportunity in Africa is substantial. With 200 million people between the ages of 15 and 24, a figure anticipated to double by 2045, Africa has the youngest population of any continent in the world, with the continent standing at the early stages of a substantial demographic expansion.

•        There are more women entrepreneurs across the continent of Africa than anywhere else in the world. For example, in Ghana, Nigeria, and Zambia, women business owners outnumber their male counterparts. When women have equal access to the economy, their children are typically healthier and more educated, their communities more prosperous, and their countries more stable. Global economic integration in Africa, especially for women, creates a ripple effect, breaking poverty cycles and ensuring stability at local, national, and global levels.

•        In November 2021, the Secretary of State of the United States of America, Antony Blinken, visited Senegal on an African trip, highlighting specific African countries as democracies, engines of economic growth, climate leaders, drivers of innovation, one of which is Senegal. His trip highlighted infrastructure investment by U.S. companies, the Pasteur Institute, which is working toward vaccine production with U.S. assistance, climate change initiatives, and the potential for renewable energy on the continent, and U.S. partnership. Total investments worth $1 billion in critical infrastructure, with the support from the U.S. International Development Finance Corporation, which is part of the U.S. Government include into Bechtel which is designing a toll road to help connect Dakar to Saint-Louis.

Alfalfa Market Development in the United States

We expect alfalfa grown in Senegal and West Africa to have a major competitive advantage versus that of United States origin. For decades, a significant portion of alfalfa grown in the western United States, as much as 17 percent in 2017, has been loaded onto trucks, driven substantial distances to ports on the west coast of the United States, and shipped to export destinations that include China, Japan, the United Arab Emirates and Saudi Arabia. The nautical distance from Dakar to the Persian Gulf is approximately half the distance from the western United States to the Persian Gulf (7,346 nautical miles vs 14,602 nm). While port congestion and supply chain disruptions are temporary based on pandemic related aberrations, water access, transportation distance and logistics are anticipated to be a major differentiator of our business operations. Additionally, bioenergy, derived from plants that use sunlight and carbon dioxide (CO2) to assimilate carbon into biomass, emerged as a potentially sustainable energy source with low climate impact. We expect alfalfa to play a major role in the emergence of biomass as an energy source in the future.

Management Team

Our leadership team includes experienced executives from the finance, commodities and agriculture industry who have supervised numerous projects and developments in Africa and other emerging markets. Alan Kessler, our Chairman and Chief Executive Officer, brings more than 20 years of multi-industry experience and has been essential in the development of our LFT site and creation of our overall business strategy. Harry Green, our Chief Financial Officer, brings decades of multi-industry experience, including with private equity and hedge fund platforms and served as the senior member of Houlihan Lokey’s Illiquid Financial Assets practice, where he focused on providing strategic advice for fund mergers and acquisitions, non-core asset disposition and strategic fund raising. Javier Orellana, our Chief Operating Officer, Senegal Operations, brings operational experience in the agricultural, health care and food industries. Kiran Shylaja, our Chief Technical Officer, brings over 15 years of experience in the field of plant tissue culture, specializing in horticulture and floriculture crops. Edward Meiring, our Head of Farming, brings over 30 years of experience in the farming sector and as an agricultural specialist. Elad Harzahav, our Head of Logistics, and Technology Integration, brings more than 20 years of military experience and expertise, serving at the highest levels of Israel’s security and intelligence and responsible for safeguarding both internal and external state security.

Corporate Information

Our executive offices are located at 445 Park Avenue, Ninth Floor, New York, NY 10022, and our telephone number is (212) 307-3154. We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, an emerging growth company may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company may delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the aggregate worldwide market value of our common stock that is held by non-affiliates equals or exceeds $700 million as of the most recent fiscal year end, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates equals or exceeds $250 million as of the most recent fiscal year end, and (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year or the market value of our common stock held by non-affiliates equals or exceeds $700 million.

The Offering

Shares of Common stock offered by us	shares.
Shares of Common stock to be outstanding after this offer	shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $           million, or $           million if the underwriters exercise in full their option to purchase additional shares of common stock, assuming the initial public offering price of $ per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering to fund our program of incremental planting expansion of 10,000 hectares at the LFT Farm, which we expect to occur in 2022 with approximately 50 hectares seeded on a daily basis. Specific uses of the net proceeds include:

•   Preparation of the pivots, irrigation, all farming operations, machinery and infrastructure necessary to complete such expansion, which based on average yield expectations would produce approximately 250,000 tons per year;

•   Costs related to labor, hiring, personnel, seeds, soil preparation, phytosanitary and products required to implement the expansion; and

•   Feasibility studies for new businesses including aquaculture, carbon credit programs and biofuel.

Additional uses of proceeds may include the following:

•   To increase our capitalization and financial flexibility;

•   Creation of a public market for shares of our common stock;

•   To enable access to the public equity markets for us and our stockholders; and

•   The acquisition or investment in ancillary businesses, products, services, or technologies

We may also use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures.

For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds”.

Dividend policy

We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of shares of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt agreements and other factors that our board of directors deems relevant.

Ownership after this offering	Our directors and executive officers will beneficially own approximately % of our outstanding shares of common stock after the completion of this offering.

Risk Factors

Investing in our common stock involves a high degree of risk. See the section of this prospectus titled “Risk Factors” beginning on page 14 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Intended Nasdaq Listing and Proposed symbol

On December 27, 2021 we applied to have our common stock listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “AAGR.” No assurance can be given that our application will be approved or that an active trading market will develop. Listing of our common stock on Nasdaq is a condition to the offering.

The number of shares of our common stock to be outstanding after this offering is based on shares of our common stock outstanding as of            , 2022, and excludes shares of common stock reserved for future grants pursuant to the exercise of options or other equity awards under our incentive compensation plans.

Unless otherwise indicated, this prospectus assumes (i) no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us to cover over-allotments and (ii) the conversion of our outstanding convertible notes into an aggregate of            shares of common stock immediately prior to the closing of this offering, assuming an assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus.

Summary Consolidated Financial Data

The following tables set forth a summary of our financial data at the dates and for the periods indicated. The summary consolidated statements of operations data for the years ended December 31, 2021 and 2020 have been derived from our audited consolidated financial statements for such years included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any other period in the future.

You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes, and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The summary consolidated financial data included in this section are not intended to replace the financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2021	2020
Income Statement Data:
General and administrative	$3,864,176	$1,612,933
Other income	(124,868)	(169,111)
Interest expense – related party	702,520	641,438
Interest expense – other	183,360	183,360
Foreign currency exchange loss/(gain)	(331,853)	511,184

Total other expense	429,159	1,166,871
Loss before income taxes	4,293,335	2,779,804
Income tax expense	—	—
Net loss	4,293,335	2,779,804

Other Financial Data as of December 31, 2020 and 2021, respectively:
Cash and cash equivalents	19,093	88,487
Capital expenditures	954,503	—

RISK FACTOR SUMMARY

Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” beginning on page 14 may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks we face include, but are not limited to, the following:

•        We have a limited operating history on which to judge our business prospects and management, and we cannot assure you that we will achieve or sustain profitability;

•        Our business is affected by fluctuations in agricultural commodity prices, transportation costs, energy prices, interest rates, and foreign currency exchange rates, and our risk management strategies may not be successful in minimizing our exposure to these fluctuations;

•        Our earnings may be negatively impacted by declining demand for our product based on a variety of factors, including end-demand for crops, supply and quality issues, or any other reason;

•        Our use of the 20,000 hectares located at the LFT Farm is subject to a 50-year land use right provided pursuant to a Republic of Senegal Presidential Decree, which subjects us to risks including early termination or modification of such decree, which may result in a loss of anticipated future revenue, which could have an adverse effect on our ability to operate our business, our financial results and customer demand for our products and services.

•        We rely upon irrigation systems and public water sources, and in the event that the government or another regulatory body limits the Company’s ability to divert stream waters to its irrigation systems, the result could have a negative impact on the Company’s ability to continue with its agricultural operations and development plans;

•        The presence of the novel coronavirus disease, COVID-19, or any other pandemics or disease, may have an adverse impact our business, including depressing demand for our products and preventing our employees, agents and consumers from travelling and conducting business activities;

•        Due to the international nature of our proposed business, we are exposed to various risks of international operations, including adverse trade policies, changes in laws, inflation, exchange controls, sovereign risk, changes in a region’s economic or political condition, and civil or political instability;

•        Adverse weather conditions, including as a result of climate change, may adversely affect the availability, quality and price of agricultural commodities and agricultural commodity products; and

•        Fluctuations in agricultural commodity and other raw material and energy prices may cause volatility in our operating results.

•        You may have difficulty effecting service of legal process, enforcing judgments or bringing actions against us and our management.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business Model

We have a limited operating history on which to judge our business prospects and management.

We were incorporated in May 2021 and have not yet commenced commercial operations. An evaluation of our business and prospects can only be made through our pilot studies and the operations of our wholly owned subsidiaries. Operating results for future periods are subject to numerous uncertainties and we cannot assure you that we will achieve or sustain profitability. Our prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including our success in attracting and retaining motivated and qualified personnel, our ability to establish short term credit lines or obtain financing from other sources, our ability to develop and market new products or control costs, and general economic conditions. We cannot assure you that we will successfully address any of these contingencies.

We will need, but may be unable to obtain, funding following this offering on satisfactory terms, which could dilute our stockholders and investors, or impose burdensome financial restrictions on our business.

We have relied upon cash from financing activities and in the future, we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to our common stock will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants may cause an event of default and acceleration of the obligation to pay the debt, which would have a material adverse effect on our business, prospects, financial condition and results of operations and we could lose our existing sources of funding and impair our ability to secure new sources of funding. There can be no assurance that we will be able to generate any further investor interest in our securities or other types of funding, in which case you would likely lose the entirety of your investment in us.

The loss of any member or change in structure of our senior management team could adversely affect our business.

Our success depends in large part upon the skills, experience and performance of members of our executive management team and others in key leadership positions as we depend on key management to run our business. The efforts of these persons will be critical to us as we continue to develop and scale our business. If we were to lose one or more key executives, including Alan Kessler, our Chief Executive Officer and Chairman, Harry Green, our Chief Financial Officer, and Edward Meiring, our Head of Farming, among others, we may experience difficulties in competing effectively and implementing our business strategy. Only certain of our executives have employment contracts, and the majority of our employees are at-will, which means that either we or any employee may terminate their employment at any time or in the notice period set forth in an executive’s contract. We do not carry key person insurance for any of our executives or employees. The loss of one or more of our executive officers or other key personnel or our inability to locate suitable or qualified replacements could be significantly detrimental to product development efforts and could have a material adverse effect on our business, financial condition and results of operations.

In addition, we must attract and retain highly qualified personnel, including certain foreign nationals who are not citizens or permanent residents of Senegal or Niger, many of whom are highly skilled and constitute an important part of our workforce. Our ability to hire and retain these employees and their ability to remain and work in our countries of operations. are impacted by laws and regulations, as well as by procedures and enforcement practices of various government agencies. Changes in immigration laws, regulations or procedures, including those that may be enacted by the current presidential administrations may adversely affect our ability to hire or retain such workers, increase operating expenses and negatively impact our ability to deliver products and services, any of which would adversely affect our business, financial condition and results of operations.

We may not be able to manage our future growth effectively, which could make it difficult to execute our business strategy.

Our expected future growth could create a strain on our organizational, administrative and operational infrastructure, including farming operations and logistics. We may not be able to maintain the quality of or expected delivery times for our products or satisfy customer demand as it grows. Our ability to manage our growth effectively will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. As we grow, any failure of our controls or interruption of our facilities or systems could have a negative impact on our business and financial operations. We plan to expand into the fishery logistics and carbon offset production businesses, which will affect a broad range of business processes and functional areas. The time and resources required to implement these new systems is uncertain, and failure to complete these activities in a timely and efficient manner could adversely affect our operations. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our business could be harmed.

Our use of the 20,000 hectares located at the LFT Farm is subject to a 50-year land use right provided pursuant to a Republic of Senegal Presidential Decree, which subjects us to risks including early termination.

Our right to utilize the 20,000 hectares of land upon which our LFT Farm is located in Les Fermes de la Teranga in Northern Senegal, is granted pursuant to a Republic of Senegal Presidential Decree controlled by our wholly owned subsidiary, Agro Industries. While we have no reason to believe that the Republic of Senegal will terminate the Senegal Presidential Decree, it has the right to modify, curtail or terminate such decrees without prior notice at its convenience. In the event of any such termination or modification, we may not be entitled to recover any of our incurred or committed costs relating to the development of the LFT Farm. The termination or any modification or curtailment of the Senegal Presidential Decree would result in a loss of anticipated future revenue attributable to the LFT Farm, which could have an adverse effect on our ability to operate our business, our financial results and customer demand for our products and services.

Our risk management strategies may not be effective.

Our business is affected by fluctuations in agricultural commodity prices, transportation costs, energy prices, interest rates, and foreign currency exchange rates. We engage in hedging transactions to manage these risks. However, our exposures may not always be fully hedged, and our hedging strategies may not be successful in minimizing our exposure to these fluctuations. In addition, our risk management strategies may seek to position our overall portfolio relative to expected market movements. While we have implemented a broad range of risk monitoring and control procedures and policies to mitigate potential losses, they may not in all cases be successful in anticipating a significant risk exposure and protecting us from losses that have the potential to impair our financial position.

Our relative crop yields may not be consistent with our pilot experience

We have undertaken pilot programs for both rice and sweet potato in order to understand soil quality, water and agronomy that generated substantive growth results. While our alfalfa pilot program has also generated consistent results and, along with the results of our rice and sweet potato programs, enhanced our confidence in our potential alfalfa crop yields, these results may have been aberrational and there is no guarantee that they will be sustained in larger commercial practice.

Risks Related to Our Business and Industry

Our earnings can be negatively impacted by declining demand brought on by varying factors, many of which are out of our control.

Demand for our product depends upon a variety of factors, including end-demand for the crops. For example, a severe downturn in the dairy industry could have a negative effect on sales of alfalfa hay, and as a result, the demand for our alfalfa sprouts in the markets in which we sell. In addition, demand for our products could decline because of other supply and quality issues or for any other reason, including products of competitors that might be considered superior by end users. A decline in demand for our products could have a material adverse effect on our business, results of operations and financial condition.

We rely upon irrigation systems and public water sources and a loss of access to public water sources could have detrimental effects on our ability to produce alfalfa.

The Company remains engaged in farming, harvesting, and milling operations relating to alfalfa sprouts to be utilized for cattle feed. The Company incurs significant risks relating to the cost of growing and maintaining alfalfa sprouts and producing and selling the alfalfa sprouts. The Company relies on water sourced from its irrigation systems, which divert water from streams and development tunnels into a network of ditches, tunnels, flumes, siphons and reservoirs. In the event that the government or another regulatory body limits the Company’s ability to divert stream waters to its irrigation systems, the result could have a negative impact on the Company’s ability to continue with its agricultural operations and development plans.

Our financial condition, results of operations, business and cash flow may be negatively affected by public health crises, such as the recent coronavirus (COVID-19) pandemic.

We may face risks related to health epidemics and pandemics or other outbreaks of communicable diseases such as the global COVID-19 pandemic. The global spread of COVID-19 has created significant volatility, uncertainty and economic disruption, including significant volatility in the capital markets. The extent to which the COVID-19 pandemic affects our business, operations, financial results and the trading price of our common stock depends on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope and possible resurgence of the pandemic; governmental and business actions that have been and continue to be taken in response to the pandemic (including mitigation efforts such as stay at home and other social distancing orders) and the impact of the pandemic on economic activity and actions taken in response.

A public health epidemic or pandemic, such as the COVID-19 pandemic, can have a material adverse effect on the demand for our products, and poses the risk that we or our employees, network of agents and consumers and their beneficiaries may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns requested or mandated by governmental authorities, or that such epidemic may otherwise interrupt or impair business activities. Since the pandemic began, we have been subject, on a limited basis, to such shutdowns. We have adjusted standard operating procedures within our business operations to ensure the continued safety of our workers, continue to take further actions to mitigate the impact of the pandemic on our business, and are continually monitoring evolving health guidelines, as well as market conditions, and responding to changes as appropriate.

The ultimate impact of the COVID-19 pandemic on our results of operations and financial condition is dependent on future developments, including the duration of the pandemic and the related extent of its severity, as well as its impact on the economic conditions, which remain uncertain and cannot be predicted at this time. If the global response to contain the COVID-19 pandemic is unsuccessful, or if governmental decisions to ease pandemic related restrictions are ineffective, premature or counterproductive, the Company could experience a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Outbreaks of other disease may adversely affect our business operations and financial condition.

Significant outbreaks of contagious diseases, and other adverse public health developments, could have a material impact on our business operations and financial condition. Many of our operations are currently, and will likely remain in the near future, in developing countries which are susceptible to outbreaks of disease and may lack the resources to effectively contain such an outbreak quickly. Such outbreaks may impact our ability to operate by limiting access to qualified personnel, increasing costs associated with ensuring the safety and health of our personnel, restricting transportation of personnel, equipment, and supplies to and from our areas of operation and diverting the time, attention and resources of government agencies which are necessary to conduct our operations. In addition, any losses we experience as a result of such outbreaks of disease which impact sales or delay production may not be covered by our insurance policies.

An epidemic of the Ebola virus disease occurred in parts of West Africa in 2014 and continued through 2015. A substantial number of deaths were reported by the World Health Organization (“WHO”) in West Africa, and the WHO declared it a global health emergency. It is impossible to predict the effect and potential spread of new outbreaks of the Ebola virus in West Africa and surrounding areas. Should another Ebola virus outbreak occur, including to the countries in which we operate, or not be satisfactorily contained, our operations could be delayed, or interrupted after commencement. Any changes to these operations could significantly increase costs of operations.

There is potential for competitive cattle feed or alternate protein sources

Beef cattle can utilize roughages of both low and high quality, including pasture forage, hay, silage, corn (maize) fodder, straw, and grain by-products. Cattle also utilize nonprotein nitrogen in the form of urea and biuret feed supplements, which can supply from one-third to one-half of all the protein needs of beef animals. Nonprotein nitrogen is relatively cheap and abundant and is usually fed in a grain ration or in liquid supplements with molasses and phosphoric acid or is mixed with silage at ensiling time; it also may be used in supplement blocks for range cattle or as part of range pellets. Other additions to diet include corn (maize), sorghum, milo, wheat, barley, or oats. Whey protein and pea protein have recently emerged as competitive protein sources to alfalfa, albeit at materially lower yields.

We are subject to global and regional economic downturns and related risks.

The level of demand for our products is affected by global and regional demographic and macroeconomic conditions, including population growth rates and changes in standards of living. A significant downturn in global economic growth, or recessionary conditions in major geographic regions, may lead to reduced demand for agricultural commodities and food products, which could adversely affect our business and results of operations. Further, deteriorating economic and political conditions in our major markets affected by the COVID-19 pandemic, such as increased unemployment, decreases in disposable income, declines in consumer confidence, or economic slowdowns or recessions, could cause a decrease in demand for our products.

Additionally, weak global economic conditions and adverse conditions in global financial and capital markets, including constraints on the availability of credit, have in the past adversely affected, and may in the future adversely affect, the financial condition and creditworthiness of some of our customers, suppliers and other counterparties, which in turn may negatively impact our financial condition and results of operations.

Adverse weather and other farming conditions, including as a result of climate change, may adversely affect the availability, quality and price of agricultural commodities and agricultural commodity products, as well as our operations and operating results.

Adverse weather conditions have historically caused volatility in the agricultural commodity industry and consequently in our operating results by causing crop failures or significantly reduced harvests, which may affect the supply and pricing of the agricultural commodities that we sell and use in our business, reduce demand for our fertilizer products and negatively affect the creditworthiness of agricultural producers who do business with us.

Severe adverse weather conditions, such as severe storms, may also result in extensive property damage, extended business interruption, personal injuries and other loss and damage to us. Our operations also rely on dependable and efficient transportation services. A disruption in transportation services, as a result of weather conditions or otherwise, may also significantly adversely impact our operations.

Additionally, the potential physical impacts of climate change are uncertain and may vary by region. These potential effects could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels that could adversely impact our costs and business operations, the location, costs and competitiveness of global agricultural commodity production and related storage and processing facilities and the supply and demand for agricultural commodities. These effects could be material to our results of operations, liquidity or capital resources.

Although alfalfa is a well-adapted plant that usually gives good production for many years, it can be severely affected by weeds. Weeds compete with alfalfa plants in water and nutrient, resulting in thin and underperforming plants. We are using advanced drone technology to differentiate between weed and plant. We may have to consult local farmers and/or agronomists in order to understand the most recent information on the weeds most commonly found in our region. Then we have to plan a solid (pre and after sowing) weed management policy, taking into account the local legal framework and the agronomist’s suggestion. Some chemicals widely used in some countries are strictly forbidden in other countries.

We operate in areas subject to natural disasters.

Climate change poses a threat to Senegal’s socio-economic development. In general, climate models suggest that West African countries will likely experience increased temperatures, decreased annual rainfall, increases in the intensity and frequency of heavy rainfall events, and a rise in sea level. Climate change in Senegal will have wide reaching impacts on many aspects of life in Senegal. Climate change will cause an increase in average temperatures over west Africa by between 1.5 and 4 °C (3 °F and 7 °F) by the middle of this century, relative to 1986 – 2005. Projections of rainfall indicate an overall decrease in rainfall and an increase in intense mega-storm events over the Sahel. The sea level is expected to rise faster in West Africa than the global average. Although Senegal is currently not a major contributor to global greenhouse gas emissions, it is one of the most vulnerable countries to climate change. Extreme drought is impacting agriculture, and causing food and job insecurity. More than 70% of the population is employed in the agricultural sector. Sea level rise and resulting coastal erosion is expected to cause damage to coastal infrastructure and displace a large percentage of the population living in coastal areas. Climate change also has the potential to increase land degradation that will likely increase desertification in eastern Senegal, leading to an expansion of the Sahara.

Senegal and other West African countries are also prone to floods, droughts and other natural disasters. While we plan to maintain insurance policies to help reduce our financial exposure, the effects of climate change, a significant seismic event where our operations are concentrated, abundance of insects or locusts, or other natural disasters could adversely impact our ability to deliver labor to the crops, deliver crops to the marketplace, and receive water and could adversely affect our costs of operations and profitability.

We are subject to fluctuations in agricultural commodity and other raw material prices, energy prices and other factors outside of our control that could adversely affect our operating results.

Prices for agricultural commodities and their by-products, like those of other commodities, are often volatile and sensitive to local and international changes in supply and demand caused by factors outside of our control, including farmer planting and selling decisions, currency fluctuations, government agriculture programs and policies, pandemics (such as the COVID-19 pandemic), governmental restrictions or mandates, global inventory levels, demand for biofuels, weather and crop conditions, and demand for and supply of competing commodities and substitutes. These factors may cause volatility in our operating results.

Additionally, our operating costs and the selling prices of certain of our products are sensitive to changes in energy prices. Our industrial operations utilize significant amounts of electricity, natural gas and coal, and our transportation operations are dependent upon diesel fuel and other petroleum-based products. Significant increases in the cost of these items and currency fluctuations could adversely affect our operating costs and results. The selling prices of the agricultural commodities and commodity products that we sell are also sensitive to changes in the market price for biofuels, and consequently world petroleum prices.

We are vulnerable to the effects of supply and demand imbalances in our industries.

Historically, the market for some agricultural commodities has been cyclical, with periods of high demand and capacity utilization stimulating new plant investment and the addition of incremental processing or production capacity by industry participants to meet the demand. The timing and extent of this expansion may then produce excess supply conditions in the market, which, until the supply/demand balance is again restored, negatively impacts product prices and operating results. During times of reduced market demand, we may suspend or reduce production.

Our business may require significant capital expenditures.

Our business is capital intensive, particularly in the redevelopment of the land and rehabilitation of water infrastructure. On an annual basis, we could spend significant sums of money for additions to, or replacement of, land, land improvements, irrigation and farming equipment. We must obtain funds for these capital projects from operations or new capital raises. We cannot provide assurance that available sources of funds will be adequate or that the cost of funds will be at levels permitting us to earn a reasonable rate of return.

Ruminant livestock generates Greenhouse Gas Emissions, which contribute to climate change, and any global scrutiny on alfalfa as a source of cattle nutrition could adversely affect our operating results.

Ruminant livestock generates a significant proportion of anthropogenic Greenhouse Gas Emissions, which contributes to Climate Change. Global scrutiny on Greenhouse Gas Emissions may serve to increase scrutiny on alfalfa as a source of cattle nutrition, which could adversely affect our costs of operations and profitability.

Ruminants such as cattle, sheep, goats, and buffalo produce meat and milk through enteric fermentation, a digestive process in which microbes decompose and ferment food in the digestive tract or rumen. This process produces methane which is emitted via digestion. The amount of methane produced is directly related to the type of food consumed and the level of intake, in addition to other factors such as animal size, growth rate, production level, and environmental temperature. The loss of methane from ruminants also represents a loss of dietary energy, so initiatives to reduce emissions also represent an opportunity to improve the efficiency of livestock production. Methane is naturally occurring, and typically decomposes over a 10-year half-life, and has recently been recalibrated according to a new scoring methodology, the GWP* methodology, by the University of Oxford.

Crop insurance may not be available or not be adequate to cover losses.

We do not currently have property insurance covering our facilities and LFT Farm. The insurance industry in Senegal is still at an early stage of development. Insurance companies in Senegal offer limited insurance products and the cost of such insurance is high. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities and equipment, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us purchase. Any uninsured occurrence of loss or damage to property, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.

In addition, certain crops and certain land locations are either not eligible or eligible at a reduced level for crop insurance. We intend to grow crops in areas where full insurance is available, but the consistent availability and reasonable cost of such insurance cannot be guaranteed. Further, if an insurance claim is made, the amount of funds received might not be sufficient to cover costs and provide debt service.

Our earnings may be affected, to large extents, by volatility in the market value of our crops.

We intend to grow primarily organic alfalfa. The price of alfalfa, like other commodity crops, can vary widely, thereby directly impacting our revenue. In addition, we may not have a diverse customer base to which we are selling our product. If a single material buyer should fail to take or pay for our production, the Company would have to sell to other purchasers who might pay higher or lower prices than specified in our contracts.

Our ability to cultivate, husband and harvest our crop may be compromised by availability of labor and equipment.

When the crop is ready to harvest, we are dependent on seasonal labor and contractors for harvesting. During harvest season, there is demand for such seasonal labor from other farming operations which will compete with our demand. The availability of seasonal farm labor is also affected by uncertain national immigration policies and politically volatile enforcement practices. Thus, adequate labor might not be available when our crops are ready to harvest. This could delay revenue or decrease revenue.

The inability to obtain certain materials could adversely impact our ability to deliver on our contractual commitments which could negatively impact our results of operations and cash flows.

Although most materials essential to our business are generally available from multiple sources, some key materials, while currently available to us from multiple sources, are at times subject to industry-wide availability constraints and pricing pressures. If the supply of a key or single-sourced material to us were to be delayed or curtailed or in the event of a delayed shipment of completed products to us, our ability to ship product in desired quantities, and in a timely manner, could be adversely affected. Our business and financial performance could also be adversely affected depending on the time required to obtain sufficient quantities from the original source, or to identify and obtain sufficient quantities from an alternative source. Continued availability of these components may be affected if suppliers were to decide to concentrate on the production of common components instead of components customized to meet our requirements. We attempt to mitigate these potential risks by working closely with these and other key suppliers on product introduction plans, strategic inventories, coordinated product introductions, and internal and external manufacturing schedules and levels. Consistent with industry practice, we acquire materials through a combination of formal purchase orders, supplier contracts, and open orders based on projected demand information. However, adverse changes in our vendors’ supply chain may adversely impact the supply of key materials.

Reliance on third-party manufacturers may result in increased or volatile costs.

The alfalfa products we offer include inputs from a limited number of third-party manufacturers, and as a result we may be subject to price fluctuations or demand disruptions. Our operating results would be negatively impacted by increases in the costs of our products, and there is no guarantee that costs will not rise. In addition, as we expand into new categories and product types we expect that we may not have strong purchasing power in these new areas, which could lead to higher costs than we have historically seen in our current categories. We may not be able to pass increased costs on to consumers, which could adversely affect our operating results. Moreover, in the event of a significant disruption in the supply of the materials used in the manufacture of the products we offer, we and our vendors might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price.

Risks Related to operations outside of the United States

We are subject to economic, political and other risks of doing business globally and in emerging markets.

We will be a multi-national business and our business strategies may involve expanding or developing our business in emerging market regions, including Eastern Europe, Asia-Pacific, the Middle East and Africa. Due to the international nature of our business, we are exposed to various risks of international operations, including:

•        adverse trade policies or trade barriers on agricultural commodities and commodity products;

•        government regulations and mandates in response to the COVID-19 pandemic;

•        inflation and hyperinflation and adverse economic effects resulting from governmental attempts to control inflation, such as the imposition of wage and price controls and higher interest rates;

•        changes in laws and regulations or their interpretation or enforcement in the countries where we operate, such as tax laws;

•        difficulties in enforcing agreements or judgments and collecting receivables in foreign jurisdictions;

•        exchange controls or other currency restrictions and limitations on the movement of funds, such as on the remittance of dividends by subsidiaries;

•        inadequate infrastructure and logistics challenges;

•        sovereign risk and the risk of government intervention, including through expropriation, or regulation of the economy or natural resources, including restrictions on foreign ownership of land or other assets; while we may adopt insurance coverage to cover expropriation risk, convertibility, transfer and other risks, this may not sufficient to cover business risks;

•        the requirement to comply with a wide variety of laws and regulations that apply to international operations, including, without limitation, economic sanctions regulations, labor laws, import and export regulations, anti-corruption and anti-bribery laws;

•        challenges in maintaining an effective internal control environment with operations in multiple international locations, including language differences, varying levels of accounting expertise in international locations and multiple financial information systems;

•        changes in a country’s or region’s economic or political condition; and

•        labor disruptions, civil unrest, significant political instability, coup attempts, wars or other armed conflict or acts of terrorism.

Emerging markets are subject to different risks as compared to more developed markets. Operating a business in an emerging market can involve a greater degree of risk than operating a business in more developed markets, including, in some cases, increased political, economic and legal risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption. Moreover, financial turmoil in any emerging market country tends to adversely affect the value of investments in all emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in companies in emerging economies could dampen foreign investment and adversely affect the local economy. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved in, and are familiar with, investing in emerging markets.

Finally, international trade disputes can adversely affect agricultural commodity trade flows by limiting or disrupting trade between countries or regions. We cannot predict the effects that future trade policy or the terms of any negotiated trade agreements and their impact on our business could have. These risks could adversely affect our operations, business strategies and operating results.

We are subject to a number of risks in our supply chain including failure in telecommunication systems, subcontractor and vendor failure to perform and the disruption of transportation networks. The distances between areas of operations in Niger and Senegal are vast, as are the distances between our African operations and that of our consumer markets which leave us exposed to variability in supply chains.

Our operations in Africa are subject to risk associated with lack of infrastructure.

Our growth strategy depends in part on our ability to expand our operations in Africa. However, Africa may have greater political, economic and currency volatility and greater vulnerability to infrastructure and labor disruptions than more established markets. Engaging in business practices prohibited by laws and regulations with extraterritorial reach, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or local anti-bribery laws may be more common. These laws generally prohibit companies and their employees, contractors or agents from making improper payments to government officials, including in connection with obtaining permits or engaging in other actions necessary to do business. Failure to comply with these laws could subject us to civil and criminal penalties that could materially and adversely affect our reputation, financial condition and results of operations.

Disruptions in water and power supply may adversely affect our operations.

Our operations are reliant upon stable supply of electricity, availability of water and access to transportation routes in order to optimally run our operations and/or move our products. The infrastructure in some countries in which we operate, such as rail infrastructure, inland water systems, electricity and water supply, may need to be further upgraded and expanded, and in certain instances, possibly at our own cost. Should we not have access to reliable electricity supply, or should we have limited access to water or experience infrastructure challenges in the regions in which we operate, this could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth. Reliable supply of electricity is important to run our business optimally. The African power system remains very tight. Unplanned power outages may have a negative impact on our production volumes, cost and profitability.

Water, as a resource, is becoming increasingly limited as global demand for water increases. A significant part of our operations requires the use of large volumes of water. Africa is generally an arid continent and prolonged periods of drought or significant changes to current water laws could increase the cost or availability of our water supplies or otherwise impact our operations. A deterioration in water quality may contribute to an increase in costs. Although various technological advances may improve the water efficiency of our processes, they are capital intensive. We may experience limited water availability due to periodic drought events, deterioration in water quality and other infrastructure challenges related to our African operations, which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management based on foreign laws.

Although we are a Delaware corporation, we anticipate conducting a substantial part of our business in certain foreign jurisdictions such as the Middle East and Africa, and a significant portion of our assets will be located in Africa. In addition, our officers may reside within Africa for a significant portion of the time. Africa and certain other countries in these jurisdictions may not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. As a result, it may not be possible for investors to serve process upon us or those persons, or to enforce against us or them, any judgments obtained from U.S. courts. As a result, it may be difficult for you to effect service of process upon us or those persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not reside in the United States or have substantial assets located in the United States. In addition, there is uncertainty as to whether the courts in Senegal or other non-U.S. jurisdictions would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws.

Senegal and other countries in which we may operate may experience civil or political unrest or acts of terrorism.

Outbreaks of civil and political unrest and acts of terrorism have occurred in countries in Europe, Africa, South America, and the Middle East, including countries where we currently operate or plan to operate. Continued or escalated civil and political unrest and acts of terrorism in the countries in which we operate could result in our curtailing operations or delays in project completions. In the event that countries in which we operate experience civil or political unrest or acts of terrorism, especially in events where such unrest leads to an unseating of the established government, our operations could be materially impaired. Our potential international operations may also be adversely affected, directly or indirectly, by laws, policies, and regulations of the United States affecting foreign trade and taxation, including U.S. trade sanctions. Realization of any of the factors listed above could materially and adversely affect our financial condition, results of operations, or cash flows.

Risks Related to Cybersecurity, Privacy and Information Technology

Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

We collect, store, process, and use personal information and other customer data, and we rely in part on third parties that are not directly under our control to manage certain of these operations and to collect, store, process and use payment information. Due to the volume and sensitivity of the personal information and data we and these third parties manage and expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. A variety of federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations.

We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly.

As we expand our international presence, we may also become subject to additional privacy rules, many of which, such as the General Data Protection Regulation promulgated by the European Union (the “GDPR”) and international laws supplementing the GDPR, such as in the United Kingdom, are significantly more stringent than those currently enforced in the United States. The law requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the EEA. These more stringent requirements include expanded disclosures to inform customers about how we may use their personal data through external privacy notices, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The law also includes significant penalties for non-compliance, which may result in monetary penalties of up to the higher of €20.0 million or 4% of a group’s worldwide turnover for the preceding financial year for the most serious violations. The GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user’s device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked tick boxes and bundled consents, thereby requiring customers to affirmatively consent for a given purpose through separate tick boxes or other affirmative action.

A significant data breach or any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or consumer protection-related laws, regulations or other principles or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other penalties or liabilities or require us to change our operations and/or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

Failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

If our main data center or our cloud infrastructure were to fail, or if we were to suffer an interruption or degradation of services at our main data center, we could lose important manufacturing and technical data, which could harm our business. Our facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that our or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired. A decision to close the facilities without adequate notice, or other unanticipated problems, could adversely impact our operations. Any of the aforementioned risks may be augmented if our or any third-party provider’s business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our or our customers’ data, the loss, corruption or alteration of this data, interruptions in our operations or damage to our computer hardware or systems or those of our customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Significant unavailability of our services and due to attacks could cause users to cease using our services and materially and adversely affect our business, prospects, financial condition and results of operations.

Risks Related to Legal, Regulatory and Compliance

Government policies and regulations affecting the agricultural sector and related industries could adversely affect our operations and profitability.

Agricultural commodity production and trade flows are significantly affected by government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, import and export restrictions, price controls on agricultural commodities and energy policies (including biofuels mandates), can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded, and the volume and types of imports and exports. Additionally, regulation of financial markets and instruments internationally may create uncertainty as these laws are adopted and implemented and may impose significant additional risks and costs that could impact our risk management practices. Future governmental policies, regulations or actions impacting our industries may adversely affect the supply of, demand for and prices of our products, restrict our ability to do business in existing and target markets, or engage in risk management activities and otherwise cause our financial results to suffer.

Expenses or liabilities resulting from litigation could materially adversely affect our results of operations and financial condition.

We have and may become party to various legal proceedings and other claims that arise in the ordinary course of business, or otherwise in the future. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. In addition, any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our platform or have other adverse effects on our business. While we cannot assure the ultimate outcome of any legal proceeding or contingency in which we are or may become involved, we do not believe that any pending legal claim or proceeding arising in the ordinary course will be resolved in a manner that would have a material adverse effect on our business. However, if one or more of these legal matters resulted in a substantial monetary judgment against us, such a judgment could harm our results of operations and financial condition.

Risks Related to Being a Public Company

There is no established trading market for our shares of common stock.

This offering constitutes the initial public offering of our shares of common stock. No public market for our shares of common stock currently exists. We intend to apply to list our shares of common stock on Nasdaq under the symbol AAGR.

Even if our shares of common stock are listed on Nasdaq, there can be no assurance that an active trading market for the shares will develop or be sustained after this offering is completed. The initial offering price has been determined by negotiations between the representative and us. Among the factors considered in determining the initial offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that following this offering the shares will trade at a price equal to or greater than the offering price.

In addition, the market price of our shares may be volatile. Many factors may have a material adverse effect on the market price of our shares, including, but not limited to:

•        the impact of the ongoing COVID-19 pandemic on our business;

•        any major changes in our Board of Directors or management;

•        the failure to obtain new commercial partners;

•        announcements concerning our competitors;

•        the failure to achieve expected product sales and profitability;

•        actual or anticipated fluctuations in our cash position or operating results;

•        changes in financial estimates or recommendations by securities analysts;

•        sales of our shares by us, our executive officers or directors or our shareholders;

•        fluctuations in the U.S. equity markets;

•        changes in accounting principles; and

•        general economic, political and social conditions in Africa

•        markets in which we sell our products

In recent years, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

After the offering, there may not be an active public trading market for our shares of common stock, so investors may be unable to sell their shares when, in the amounts and at the prices that they may desire.

Only            shares of common stock will be sold to public investors with no association to our company in this offering. Although these shares and certain other outstanding shares will be freely tradable following this offering, approximately % of our outstanding shares of common stock will be held by our executive officers and directors and their respective affiliates after this offering. These shares and a significant number of additional shares will be restricted from sale for a limited period of time under the terms of lock-up agreements. Accordingly, our common stock may be thinly traded making it more difficult to develop and maintain an active public trading market and for investors in this offering to sell their shares when they desire. We cannot give investors any assurance that the volume of trading will be sufficient to allow for timely trades. Investors may not be able to sell our common stock quickly or at the latest market price if trading in our shares is not active or if trading volume is limited. In addition, if trading volume in our common stock is limited, trades of relatively small numbers of shares may have a disproportionate effect on the market price of our common stock.

We may fail to meet our publicly announced guidance or other expectations about our business, which would cause our stock price to decline.

We expect to provide guidance regarding our expected financial and business performance, such as projections regarding sales and product development, as well as anticipated future revenues, gross margins, profitability and cash flows. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process and our guidance may not be accurate. If our guidance is not accurate or varies from actual results due to our inability to meet our assumptions or the impact on our financial performance that could occur as a result of various risks and uncertainties, the market value of our common stock could decline significantly.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company (or, to a lesser extent, a smaller reporting company), we will incur significant legal, accounting, and other expenses that we did not incur as a private company. Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our Board of Directors. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Risks Relating to this Offering and Ownership of Our Common Stock

As a new investor, you will experience substantial dilution as a result of this offering.

The public offering price per share will be substantially higher than the net tangible book value per share prior to the offering. Consequently, if you purchase our shares of common stock in this offering at the assumed public offering price of $____ per share, you will incur immediate dilution of $___ per share.

See “Dilution” for further information regarding the dilution resulting from this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they acquired their shares. In addition, if the underwriters exercise their over-allotment option, you will experience further dilution.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, upon the expiration of lock-up agreements entered into between the representative and each of our directors, executive officers and substantially all holders of more than 5% of our outstanding common stock, as well as certain other parties (the “lock-up agreements”), the early release of these agreements or the perception in the market that the holders of a large number of shares of our common stock intend to sell shares, could cause the market price of our common stock to fall and could impair our ability to raise capital by selling additional securities. Of the shares of our common stock to be outstanding on the closing date of this offering, approximately shares will be locked-up as a result of the lock-up agreements that existing stockholders have signed restricting their ability to transfer our stock for 180 days after the date of this prospectus.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. We will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section of this prospectus titled “Use of Proceeds.” We may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. Any failure by us to apply these funds effectively could harm our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our bylaws provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States are the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation or our bylaws; any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; and any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The enforceability of similar exclusive federal forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and while the Delaware Supreme Court has ruled that this type of exclusive federal forum provision is facially valid under Delaware law, there is uncertainty as to whether other courts would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find either exclusive forum provision in our bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could have a material adverse effect on our business, financial condition, and results of operations.

African Agriculture, Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund all of its operations and expenses, including future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. Some of our subsidiaries may become subject to agreements that restrict the sale of assets and significantly restrict or prohibit the payment of dividends or the making of distributions, loans or other payments to stockholders, partners or members. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock

Because we do not intend to pay dividends on our common stock, you must rely on stock appreciation for any return on your investment.

We presently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. As a result, you must rely on stock appreciation and a liquid trading market for any return on your investment. If an active and liquid trading market does not develop, you may be unable to sell your shares of common stock at or above the initial public offering price or at the time you would like to sell.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our common stock could decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our common stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our common stock, which in turn could cause our stock price to decline.

Our charter provides for limitations of director liability and indemnification of directors and officers and employees.

Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•        breach of their duty of loyalty to us or our stockholders;

•        act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•        transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws provide that we will indemnify our directors, officers and employees to the fullest extent permitted by law. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial condition may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $           million (or $           million if the underwriters exercise their option to purchase additional shares in full), assuming the initial offering price of $           per share and after deducting the underwriting discount and offering expenses payable by us.

The principal purposes of this offering are to fund our program of incremental planting expansion of 10,000 hectares at the LFT Farm, which we expect to occur in 2022 with approximately 50 hectares seeded on a daily basis. We currently intend to use approximately $9,500,000 of the net proceeds from this offering, together with our existing cash and cash equivalents, to prepare the pivots, irrigation, all farming operations, machinery and infrastructure necessary to complete such expansion, which based on average yield expectations would produce approximately 250,000 tons per year. We currently intend to use approximately $18,000,000 of the net proceeds from this offering for phytosanitary products, including Soil treatment, Potassium, Gypsum, Seeds, Fertilizer, payment of salaries and personnel for two years and D&O, Crop and Workers Compensation insurance for two years. Additionally, we currently intend to use approximately $650,000 of the net proceeds of the offering to conduct feasibility studies for potential new businesses including approximately $50,000 for aquaculture, $300,000 for carbon credit and reforestation programs and $300,000 for biofuel from algae. We intend to use the balance of proceeds for ongoing operating expenses and other general corporate uses.

Additional purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our stockholders.

We may also to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures.

Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in ancillary businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments, as well as hedging strategies related to commodities and currency conversion.

Based upon our current operating plan, we estimate that our existing cash and cash equivalents and the anticipated net proceeds from this offering will be sufficient to fund our operating expenses and capital expenditure requirements for at least 30 months following the closing of this offering.

The expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Our management will have broad discretion over the use of the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our Board of Directors subject to applicable laws and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock may be limited by any future debt instruments or preferred securities.

Dilution

Purchasers of shares of our common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book deficit as of December 31, 2021 was $33.1 million, or $662 per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets (total assets less the intangible asset) less total liabilities divided by the number of shares of common stock issued and outstanding as of December 31, 2021.

Our pro forma net tangible book deficit as of December 31, 2021 is $            million, or $            per share, based on the total number of shares of our common stock outstanding as of December 31, 2021 assuming the midpoint of the range set forth on the cover page of this prospectus, after giving effect to (i) the conversion upon the IPO of approximately $30.0 million of the related party payables into common shares, and (ii) the automatic conversion of all outstanding shares of our convertible promissory notes into shares of common stock, which conversion will occur concurrent with this offering.

Our as adjusted pro forma net tangible book value as of December 31, 2021 was $             million, or $              per share of our common stock. As adjusted pro forma net tangible book value per share represents our pro forma net tangible book deficit after giving effect to the sale of shares of common stock by us in this offering at the assumed initial public offering price of $              per share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the net proceeds from this offering.

The following table illustrates the dilution per share of our common stock, assuming the underwriters do not exercise their option to purchase additional shares of our common stock:

Assumed initial public offering price per share	$
Historical pro forma net tangible book deficit per share as of December 31, 2021
Increase in historical net tangible book value per share attributable to new investors purchasing shares in this offering

As adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing shares in this offering	$

Dilution per share to new investors purchasing shares in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the initial public offering price per share of common stock.

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $              per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value per share after this offering by $              per share and increase (decrease) the dilution to new investors by $              per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) our as adjusted net tangible book value by approximately $              per share and decrease (increase) the dilution to new investors by approximately $              per share, in each case assuming the assumed initial public offering price of $              per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors. If the underwriters exercise their option to purchase additional shares of common stock in full, the as adjusted net tangible book value per share would be $              per share, and the dilution per share to new investors purchasing shares in this offering would be $             per share.

The following table summarizes, as of            , 2022 on an as adjusted pro forma basis as described above, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $             per share, calculated before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount (in thousands)	Percent
Existing stockholders	50,000	100%	$2,730%			$54.61
Investors in the offering		%		%
Conversion of Notes		%		%
Total		100%		$100%	$

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by new investors by $             , $              and $              per share, respectively.

The outstanding share information in the table above excludes:

•        shares of our common stock issuable upon the vesting of restricted stock units (“RSUs”) or options issued under our 2022 Equity Incentive Plan;

•        shares of our common stock reserved for future issuance under our 2022 Equity Incentive Plan;

To the extent any outstanding RSUs are vested or options exercised, there will be further dilution to new investors. If all of such outstanding RSUs and options had been exercised as of December 31, 2021, the pro forma as adjusted net tangible book value per share after this offering would be $            , and total dilution per share to new investors would be $            .

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of common stock held by existing investors would be             %, and the percentage of shares of common stock held by new investors would be             %.

The foregoing tables and calculations, except as otherwise indicated:

•        assume an initial public offering price of $              per share of common stock, the midpoint of the range set forth on the cover of this prospectus;

•        assume no exercise of the underwriters’ option to purchase              additional shares of common stock from us;

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders. To the extent that any outstanding options or warrants to purchase our common stock are exercised, or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

Capitalization

The following table sets forth our capitalization at December 31, 2021, as follows

•        on an actual basis;

•        on a pro forma basis, giving effect to the conversion to shares of common stock of (i) $27,406,406 principal amount of loans made to us by our majority shareholder and (ii) $            of convertible promissory notes in conjunction with this offering;

•        on a pro forma, as adjusted basis to further reflect our issuance and sale of shares of common stock in this offering at the assumed initial public offering price of $ per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of December 31, 2021
	Actual		Pro Forma(1)	Pro Forma as Adjusted
Cash and cash equivalents		$19,093	$	$

Stockholders’ equity:
Common stock, $0.0001 par value per share: shares authorized, shares issued and outstanding actual; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted		5
Additional paid-in capital		3,337,560
Accumulated deficit		(18,541,381)
Accumulated other comprehensive loss		688,052
Total stockholders’ deficit		$(14,515,764)
Total capitalization	$		$	$

____________

(1)      Each $1.00 increase (decrease) in the assumed initial public offering price of $____ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma, as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $______, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) our pro forma, as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $_______, assuming the assumed initial public offering price of $____ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma, as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock to be outstanding after this offering is based on shares of our common stock outstanding as of               , 2022.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section titled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

Our wholly owned subsidiary, LFT, is developing a commercial farming business based in Northern Senegal initially focusing on the production and sale of alfalfa for cattle feed and nutrition purposes. We will sell alfalfa to owners and suppliers of cattle for feed and nutritional purposes. Over the next 2-3 years we expect to largely develop 25,000 hectares, or 62,000 acres, of land located at LFT. We further aim to expand the growing footprint within Senegal, Niger and potentially to other West African countries.

Our predecessor company acquired LFT during the first quarter of 2018. Since that time considerable effort has been expended on preparing the farm for commercial operations, including ensuring the integrity of the water channels and other water assets, conducting soil analysis and feasibility studies, and beginning to clear and prepare the farm pivots for commercial operations. As such, there has been no commercial revenue and related contribution over the last three years. The growing activity thus far has been on a small pilot scale with the resultant produce being donated to the local communities for rice and sweet potato. In addition, the intended strategy of the prior owners was to focus on farming a crop significantly different than alfalfa and as such various assets that had been acquired by the prior owners and taken over by our company were not suitable for farming of alfalfa. The recent focus of our financial control and analysis has been to identify legacy inventory, intangible assets and plant and equipment that are not suitable for our intended purposes and as such have been sold or written off.

During the third quarter of 2021, we began preparing the soil, land, pivots, irrigation and infrastructure to begin planting our pilot program. We began planting alfalfa in December 2021 across 340 hectares. We began our initial harvest in March 2022, which resulted in approximately two tons of alfalfa per hectare and a 15% to 21% protein yield. Initial cuts are typically lower yield in an alfalfa system due to the establishment of the root systems, and therefore the result of our initial planting is in line with global averages and our expectations. After the initial period of root establishment, it is our expectation, based on global historical experience and published scientific data, that the crop rotation cycle will occur every four weeks, allowing up to ten turns during an annual period. From a seasonality perspective, it is our expectation that after the initial crops have been planted, other than potentially during a short rainy season, little seasonality should impact the rotation. Based on the yield and protein outcome results of the pilot, we expect to expand the pilot program to further test input and conditions to maximize yield before we begin the program of incremental planting expansion that we anticipate will grow to 10,000 hectares within 12-18 months and ultimately to occupy as much of the 25,000 hectares as is practical. At 10,000 hectares, we would expect our annualized run-rate yield to be approximately 250,000 tons. Our initial expectations are that we will yield approximately 25 tons of alfalfa per hectare per year, based on 10 cuts per year and 2.5 tons per cut. Warmer climate experiences in geographies such as California, and colder climates such as Romania and Canada, give credence to these historical yield expectations. While the results of our pilot program enhanced our confidence in our potential alfalfa crop yields, there is no guarantee that our production estimates will be sustained in a larger commercial practice.

For our initial production, we took the added step of complementing our deeply experienced team with the services of FGM International, a leader in agricultural project implementation, particularly in Africa. In addition, we engaged ICS, a leading agronomist specialist in crops, soil, water, agricultural machinery and more. ICS has been a successful supplier of efficient machines and high-quality seeds to farms in the Middle East and Africa for approximately 30 years. We have an invoiced relationship with ICS for equipment provided and services rendered. To date, we have paid ICS $668,500. We also have an invoiced relationship with Valley Irrigation, a worldwide leader in precision irrigation for the development of our pivots. Through December 31, 2021, we have paid Valley Irrigation $674,000 for equipment. We also have an agreement with Dr. Daniel Putnam, a global expert on forage quality and water use efficiency under irrigation and on mitigation strategies for sub-optimal conditions, who has significant expertise in alfalfa production, to consult to the Company and bring worldwide best practices to Senegal.

We targeted alfalfa as a strategic crop. Alfalfa delivers high protein content as a cattle feed, which can deliver meaningful weight gain for cattle. The demand for global consumption of protein is expected to grow at 6.8% per year over the next 10 years and the United Nations projected that global agricultural output will need to grow by 70% to meet the growing population by 2050. West Africa is home to as many as 100 million head of cattle offering a vibrant domestic market for our product. In addition, the Gulf region is currently hamstrung by legislation preventing the growth of forage crops, its scarce water and limited arable land, and hence the region imports approximately 85 percent of total food consumed, according to the 2019 GCC Food Report.

The strength of the demand for our products is evidenced by the increasing spot prices in various domestic and international markets based on USDA Kansas City alfalfa weekly pricing reports, as well as considerable interest from a number of strong credit worthy potential customers seeking to enter into long-term offtake/supply agreements. While the prices for the offtake are attractive, they are often at a discount to the spot markets. We are contemplating if this is a favorable risk mitigation strategy to begin our entry into the market to the extent we are able to agree to a dedicated offtake with one or more of these potential counterparties. The production volume dedicated to these offtake agreements only represents a small portion of our capacity hence does not prohibit our ability to benefit from stronger local prices once we establish production and begin to ramp up capacity.

We are also committed to advancing the interests of the communities where we operate by providing long-term career opportunities to the local workforce, partnering with educational institutions, such as Louisiana State University (LSU), to create programs that mutually benefit students, researchers and our own operations and to lay the foundation for our ambition for our LFT operations to become the agricultural technology capital of West Africa. Our partnership with LSU will also be focused on studying and benefiting from research comparing U.S. and world leading crop yields, fertigation processes and other leading edge industry leading practices and research.

Factors Affecting Our Financial Condition and Results of Operations

We expect to expend substantial resources as we:

•        complete the development of LFT to full capacity production covering the majority of the 62,000 acres available;

•        implement a world class technology driven scalable operation that will result in high yields, and low costs driven by scale, technology, unique access to water and AI driven processes that can be expanded to other locations;

•        enhance all aspects of our supply chain, distribution systems and logistics;

•        develop and operate an owned renewable power supply program with adequate generation capability to, at a minimum, provide LFT with a reliable continuous and cheap source of power to operate;

•        conduct feasibility programs and develop the aquaculture program locally with a view for expansion across other coastal areas on the continent;

•        conduct feasibility programs and develop the reforestation carbon credit program locally with a view for expansion across suitable areas on the continent; and

•        incur additional general administration expenses, including increased finance, legal and accounting expenses, associated with being a public company and growing operations.

Business Combination and Public Company Costs

On June 24, 2021, the Company entered into a Contribution Agreement with Global Commodities & Investments, Ltd, (“Global Commodities”), the shareholders of Agro Industries Corp., a limited company organized under the law of the Cayman Islands as an exempted company (“Agro Industries”), pursuant to which all the shareholders of Agro Industries agreed to contribute their shares of Agro Industries to the Company in exchange for shares of the Company. Following the closing of the transactions contemplated in the Contribution Agreement, the shareholders of Agro Industries become the 100% shareholders of the Company and Agro Industries became a wholly owned subsidiary of the Company. LFT, remains a 100% owned subsidiary of Agro Industries. The Company was deemed the accounting predecessor and will be the successor registrant for SEC reporting purposes, meaning that Agro Industries’ financial statements for previous periods will be disclosed in our future periodic reports filed with the SEC.

While the legal acquirer in the Contribution Agreement is the Company, for financial accounting and reporting purposes the consolidated financial statements of the combined entity represent the consolidated financial statements of Agro Industries prior to the formation of the Company in May 2021 and the Contribution Agreement. For all results post the effectiveness of the Contribution Agreement the consolidated financial statements of the Company will reflect the consolidation of the Company and its subsidiaries in accordance with US GAAP. Accordingly, the consolidated assets, liabilities and results of operations of Agro Industries became the historical consolidated financial statements of the combined company, and the Company’s assets, liabilities and results of operations were consolidated with Agro Industries beginning on the effective date of the Contribution Agreement. Operations prior to the Contribution Agreement are presented as those of the Company and Agro Industries in future reports. There were negligible net assets of the Company prior to the Contribution Agreement, with no goodwill or other intangible assets recorded as part of the Contribution Agreement.

As a consequence of the Offering, we will become an SEC-registered and Nasdaq-listed company, which requires us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees, media, market data, public and investor relations.

Our future results of consolidated operations and financial position may not be comparable to historical results as a result of the expanded business operations of the Company.

Critical Accounting Policies and Use of Estimates

Accounting policies are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. Management believes that the critical accounting policies and estimates discussed below involve the most difficult management judgments, due to the sensitivity of the methods and assumptions used. Our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this report.

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board or other accounting standards setting bodies that we adopt as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued accounting standards that are not yet effective will not have a material impact on our consolidated financial position or consolidated results of operations under adoption.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States, or GAAP, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and provisions, income and expenses and the disclosure of contingent assets and liabilities at the date of these financial statements. Estimates are used for, but not limited to, the selection of the useful lives of fixed assets, allowance for doubtful debt associated with accounts receivable, fair values, revenue recognition, and taxes. Management believes that the most material areas involving the use of estimates are the determination of the intangible asset relating to the land use right provided by the Senegal Presidential Decree, the most likely outcome of the claims incorporated in the contingent liability and the imputed interest rate related to the related party payable.

Intangible Asset — The intangible asset consists of a land use right of 20,000 hectares provided by way of a Senegal Presidential decree. The value of the intangible was established based on its fair value at the time of the acquisition of LFT by Agro Industries in 2018. Amortization of the intangible asset is calculated on a straight-line basis over the remaining term of the decree, which at the time of the acquisition had 44 years of a 50-year term remaining. Refer to Note 4 and Note 5 of the consolidated financial statements for further discussion.

Contingent Liability — The Company has created a contingent liability representing, in the Company’s opinion, based on our outside counsel’s review, probable loss outcome for legal claims. As of December 31, 2021, the contingent liability provision, which is unchanged in local currency from the amount as of December 31, 2020, is approximately $2.6 million. Refer to Note 11 in the consolidated financial statements for further discussion.

Imputed interest in related party payable — As the related party payables have no stated interest rate, an imputed interest rate has been applied against such loan to represent an arms-length arrangement between the Company and the related party. Refer to Note 8 of the consolidated financial statements for further discussion.

Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results could differ from those estimates and assumptions.

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board or other accounting standards setting bodies that we adopt as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued accounting standards that are not yet effective will not have a material impact on our consolidated financial position or consolidated results of operations under adoption.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars (“$”), which is the reporting currency of the Company. The functional currency of the Company is the United States dollar. The functional currency of the Company’s subsidiary located in the Senegal is the West African CFA (“CFA”). CFA is the official currency of eight countries in West Africa and is issued by the Central Bank of West African States. The CFA is pegged to the euro. For the entities whose functional currencies are the CFA, results of operations and cash flows are translated at average exchange rates during the period, per the table below. Assets and liabilities are translated at the current exchange rate at the end of the period as per the table below, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive loss. Transaction gains and losses are reflected in the consolidated statements of operations.

1 CFA:$	Period Average	Period End
December 31, 2021	$0.001795	$0.001720
December 31, 2020	$0.001748	$0.001873

Key Components of Statement of Operations

Basis of Presentation

Currently, we conduct business through one operating segment. As of December 31, 2021, we were a pre-revenue company with no commercial sales and our activities to date were limited and conducted in the United States and locally in Senegal at LFT. For more information about our basis of presentation, refer to Note 2 in our accompanying audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020 included in this prospectus.

The consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern within one year from the date of issuance of these consolidated financial statements.

Our audited consolidated financial statements for the years ended December 31, 2021 and 2020, contained herein, include a summary of our significant accounting policies and should be read in conjunction with the discussion below.

Revenue

We have not generated any revenues through December 31, 2021.

Cost of Sales

As we have not generated any meaningful revenues through December 31, 2021, there are no associated cost of sales. Cost of sales will include all direct costs related to the growth and harvesting of alfalfa, including all farming inputs such as cost of seed, fertilizer, direct labor, power, water, crop maintenance costs, depreciation of machinery cost, among others.

Results of Operations

Our operating results for the years ended December 31, 2021 and 2020 are compared below:

	For the Year Ended December 31,
	2021	2020	Increase/ (Decrease)
General and administrative expenses:
Employee compensation	$344,943	$320,989	23,954
Professional fees	2,151,057	427,587	1,723,470
Equipment rental	95,207	—	95,207
Amortization	462,165	462,165	—
Depreciation	187,711	197,482	(9,771)
Utilities and fuel	112,092	36,002	76,090
Other operating expenses	511,001	168,708	342,293
Total G&A expense	3,864,176	1,612,933	2,251,243
Loss from operations	(3,864,176)	(1,612,933)	(2,251,243)

Other (Income)/Expense
Foreign currency exchange (gain)/loss	(331,853)	511,184	(843,037)
Gain on sale of assets	(79,517)	(101,555)	22,038
Interest expense – related party	702,520	641,438	61,082
Interest expense – other	183,360	183,360	—
Other income	(45,351)	(67,556)	22,205
Total other expense	429,159	1,166,871	(737,712)
Loss before provision for income tax	(4,293,335)	(2,779,804)	(1,513,531)
Taxation	—	—	—
Net loss	(4,293,335)	(2,779,804)	(1,513,531)
Less: Net loss attributable to non-controlling interests	229,368	245,614	(16,246)
Net loss attributable to controlling interests	$(4,063,967)	$(2,534,190)	$(1,529,777)

General and administrative expenses

Total general and administrative expenses for the year ended December 31, 2021 increased by $2.25 million or 139.6%, over the year ended December 31, 2020. The primary reason for the increase was higher professional fees, equipment rental, utilities and fuel and other operating expenses all increased due to the beginning of commercial operations in earnest, expanding the operating team, which were initially paid as consultants and in increased legal expenses and audit fees as well as positioning the Company for the initial public offering process.

Other Income/Expense

Our Senegal team continues to sell or write off legacy, pre-2018 acquisition of LFT, assets particularly older and unsuitable equipment, seed and other farming inputs in addition to older intangibles, receivables and accounts payable. This work was done in conjunction with the local Senegal auditors in order to comply with local practice. Other expense declined by $737,712 in the year ended December 31, 2021 due to foreign exchange changes relating to the seller note payable relating to the prior acquisition of LFT, offset by lower sales of assets and higher imputed interest on the related party payable. As the related party payables have no stated interest rate, an imputed interest rate has been applied against such loan to represent an arms-length arrangement between the Company and the related party. The imputed interest increased over the prior year as a result of the increased related party payable for the year ended December 31, 2021 compared to the prior year.

Net Loss

Net loss for the year ended December 31, 2021 increased by $1.51 million, or 54.51%, compared to the prior year period. The principal reasons, as described in above relate to the commencement of our alfalfa business, supplementing the management team and the preparation for the initial public offering and the allocation of resources to these initiatives.

There was no income tax expense from continuing operations for the year ended December 31, 2021 or 2020.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. Significant factors in the management of liquidity include funds generated by operations, the availability of credit facilities, levels of accounts receivable and accounts payable, and capital expenditures.

Since the acquisition by Agro Industries of LFT during the first quarter of 2018, we financed our operations primarily from loans from shareholders and through the sale of non-usable equipment and inventory.

We are seeking to implement our expansion plans, and for these we will require additional capital to expand production, over time, to the full available capacity of LFT’s 25,000 hectares, to implement all the systems and processes for production, recording and reporting and to initiate wider scale marketing efforts.

Over time, it is our intention to acquire additional farmland in Senegal and elsewhere in Africa, as well as implement two additional growth programs, aquaculture and creating carbon offset credits. We believe that we will require significant additional capital to achieve these short and medium-term objectives. We have developed a detailed business plan for covering the period 2021 through 2025 that sets forth expected costs, expenses and sales under normal growing conditions and in the current business and regulatory climate and our assumptions regarding our broader strategic initiatives. The capital that we plan to raise on the IPO, together with funds from operations, is sufficient to enable the planting and harvesting, at a minimum, 10,000 hectares with an anticipated turn of the crop 10 times annually. We intend to allocate the majority of the net proceeds from the offering of the shares made by this prospectus to the development of the alfalfa growth at LFT, as more fully described in the Use of Proceeds section. If we sell less than all of the shares and receive less than all of the proceeds from the offering of the shares, we will not be able to develop our farm as quickly as our business plan anticipates. If we do not sell all of the shares offered hereby, we may seek to raise the additional required funds by way of equity or debt financings as well as potential grants, if available. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities. We might not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to develop our farm as quickly as anticipated, or at all, and to respond to business challenges could be significantly limited. To date, our majority stockholder funded the business through loans and may continue to loan money to us in the future, though the majority shareholder is under no obligation to do so. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors”.

During our first five years of operation we expect that our principal costs and expenses will include labor for agricultural processes, agricultural supplies (seeds, fertilizer and pesticides), farming and laboratory equipment, facilities construction, utilities, fees for technical consulting services and general administrative expenses, including rent, management salaries, implementation and maintenance of agricultural infrastructure and attestation, marketing and internal controls monitoring. In addition, we may incur rent, costs in connection with the acquisition of new leasehold interests in land. We expect to generate revenues after our first harvest during the first half of 2022. We expect that all net revenue generated from the sale of alfalfa will be reinvested into business for the foreseeable future.

As of December 31, 2021, we had working capital deficit of $451,416, compared to a working capital deficit of $853,502 as of December 31, 2020. Increased payables of approximately $518 thousand were offset by approximately $245 thousand lower accrued expenses and other payables in addition to higher receivables and inventory of approximately $674.8 thousand. These movements in working capital were consistent with the increase in farming and commercial activity as well as the corporate initiatives around a public offering.

At December 31, 2021, we had $19,093 in cash and cash equivalents. The net cash losses and expenses of the business have largely been funded by shareholder loans from the majority shareholder. The majority shareholder has made a commitment, and has demonstrated the necessary resources, to continue funding the business in the absence of new capital being raised from third party equity or debt sources.

Cash Flows

The following table presents summary cash flow information for the periods indicated.

	For the Year Ended December 31,
	2021	2020
Net Cash Produced From/(Used)
Operating Activities	$(3,539,647)	$(921,513)
Investing Activities	(874,986)	257,984
Financing Activities	4,145,634	463,597
Effects of Exchange Rate Changes	199,605	279,793
Net Increase/(Decrease) in Cash	$(69,394)	$79,861

Cash Flows Used in Operating Activities

Cash flows used in operating activities for the year ended December 31, 2021, totalled approximately $3.5 million during which we incurred a net loss of $4.3 million. The net loss included the non-cash impacts of depreciation, amortization and the imputed interest on the related party loan. The cash flows for operating activities also reflected the increase in working capital compared to the prior year period.

Cash Flows from Investing Activities

For the year ended December 31, 2021, total cash used in investing activities was $874,986. For the year ended December 31, 2020, cash generated from investing activities was $257,984. The cash used in investing activities during the year ended December 31, 2021 were primarily driven by an increase in equipment acquired in preparation for the pilot program, offset by various asset sales. The annual period ending December 31, 2020, had no equipment purchases and there was a larger amount of proceeds from asset sales.

Cash Flow from Financing Activities

For the year ended December 31, 2021, the cash from financing activities largely reflects the principal loan amounts received from our majority shareholder offset by the amount paid on the seller note payable relating to the original LFT acquisition. The related party payable is non-interest bearing and has no fixed repayment terms. For the year ended December 31, 2020, the cash generated from financing activities reflected loans from the majority shareholder.

Off Balance Sheet Arrangements

As of December 31, 2021 and December 31, 2020, we had no off-balance sheet financing arrangements.

Contractual Commitments

Our contractual obligations as of December 31, 2021 consist primarily of the seller note payable relating to the original LFT acquisition, the agreement with the Fass Ngom community in Senegal that provides for the right to use 5,000 hectares, a lease for various LFT staff accommodations beginning mid-August 2021 with a one-year duration, the Master Research and Training Agreement with LSU, and an obligation to begin supporting the local municipalities with whom we have partnered for significant land in Niger in accordance with agreements signed in December 2021. These contractual obligations impact our short-term and long-term liquidity and capital needs.

The seller note payable is due to be completely repaid in 2022. The balance of the seller note payable was $2,849,228 and $5,792,789 at December 31, 2021 and 2020, respectively. The seller note payable does not bear an interest rate. As a result, the fair value of the seller note payable was less than face value when issued in the LFT acquisition. The seller note payable is presented net of unamortized discount. As of December 31, 2021 and 2020 the amount of the debt discount is $152,800 and $336,160, respectively.

In June 2021, we entered into a Master Research and Training Agreement with LSU to provide for a mutually-beneficial research project in which LSU will provide training, research and academic support. Pursuant to the agreement, the project period is from July 1, 2021 to June 30, 2026. The total amount to be paid by the Company to LSU has not yet been determined. Either party may terminate the agreement on 30 days’ prior written notice.

Land use agreement, Camp Lease and Niger land use agreements

As of December 31, 2021, future minimum rental payments under the operating leases through 2026 are approximately as follows (using 12/31/2021 exchange rates):

2022	$299,000
2023	215,000
2024	216,000
2025	217,000
2026	218,000
$1,165,000

The table above does not include any obligations related to the 20,000 hectares land use right obtained by way of a Senegal Presidential Decree. The Senegal Presidential Decree provides for the use by LFT of the land until 2062. There are no annual payments required in accordance with the Senegal Presidential Decree. This land use right was valued as an intangible asset in connection with the acquisition of LFT and is being amortized over the remaining term of the decree.

The table does however include obligations relating to the recent agreements signed with the mayor and local governments of Aderbissinat and Ingall, respectively, in Niger each under a 49-year term for the right to use and development 2.2 million hectares of their land. While there is no binding obligation under these agreements to plant a minimum number of hectares of trees, we agreed to pay approximately $86,000 per year under each agreement during the construction of the greenhouses and plantation. Once the sale of carbon credits commences the annual payment amount will increase to approximately $1.1 million. In addition, during the first year of the sale of carbon credits we are required to pay an additional $129,000 for each agreement for budgetary support to each region. As the timing of the sale of carbon credits is uncertain, we have reflected only the known and required, as of today, payments for the duration of these agreements.

The Company maintains cash in banks in the United States as well as in Senegal. The aggregate cash balances shown on the consolidated balance sheets as of December 31, 2021 were held at JPMorgan Chase Bank, N.A. as well as in various banks in Senegal. The cash and cash equivalents balances as of December 31, 2020, were all held in various banks in Senegal. There is no insurance securing these deposits. The Company has not experienced any losses in such deposits. There are no excess cash balances, beyond those required for short term operations, held in Senegal bank accounts.

Business

Company Overview

We are a holding company that operates principally through our wholly owned subsidiary, Les Fermes de la Teranga SA (“LFT”). LFT is developing our initial commercial farming business based in northern Senegal focusing on the production and sale of alfalfa for cattle feed and nutrition purposes. We will sell alfalfa to owners and suppliers of cattle for feed and nutritional purposes, primarily in Senegal and the surrounding regions in Africa, ECOWAS regions and the Middle East, where forage crops have been banned from production locally. Over the next three years, we expect to develop 25,000 hectares, or 62,000 acres, of land located at Les Fermes de la Teranga in the Saint Louis region of northern Senegal (the “LFT Farm”) that will be capable of producing up to 750,000 tons of alfalfa per year in conjunction with a crop yield of approximately 25 tons per hectare per year. In August 2021, we began preparing the pivots, irrigation and infrastructure to begin planting our pilot program. We will begin planting alfalfa in December across 340 hectares. We would expect that this crop will be harvested early in the first quarter of 2021 and expected to yield between 875 – 1,050 tons. It is our expectation that the crop rotation cycle will occur every four to six weeks, allowing up to eight — ten turns during an annual period. From a seasonality perspective, it is our expectation that after the initial crops have been planted before the rainy season little seasonality should impact the rotation. We expect that this will begin the program of incremental planting expansion that we anticipate will grow to 10,000 hectares within 9 months and ultimately to the predominance of the 25,000 hectares by the middle of 2023. Based on the foregoing, and by way of example, at 10,000 hectares we would expect our annualized yield to be approximately 250,000 metric tons and at 25,000 hectares, we would expect our annualized yield to be approximately 625,000 tons. Our initial expectations are that we will yield approximately 25 tons of alfalfa per hectare per year. Such expectations are based on global averages that vary in regions which have lower yielding crops per year given winter or dormancy environments to those in more optimal growth conditions such as those in Senegal and Niger that have both sun, year-round conditions and water prevalence. This assumption is predicated on 10 cuts per year and two and a half tons per cut. Colder climates such as Romania and Canada give credence to these lower yield expectations by virtue of their temperatures. On expansion in Niger, using the same metrics, we are expecting our production to be approximately 5,000,000 tons per year. We have initiated our business operations in Niger, with a local office establishment, business incorporation and performing initial survey work regarding land and soil fertility. Water evaluation, hydrogeological studies are planned for the coming months, along with active recruiting of farming operations and development. Our farming operations in Niger are expected to develop in sequence with our further commercialization of our Senegalese properties. However, there are risks and uncertainties associated with completing our developments on schedule, which include global supply chain issues and issues related to shipping logistics. In addition, while our pilot program enhanced our confidence in our potential alfalfa crop yields, there is no guarantee that our production estimates will be sustained in a larger commercial practice.

Pursuant to a Presidential Decree in Senegal, dated March 20, 2012, we can utilize 20,000 hectares, of land in conjunction with an additional 5,000 hectares of contiguous land leased from the local community in Fass Ngom. We commenced irrigation and land preparation at the LTM Farm in the spring, and utilized 400 hectares of the LFT Farm to produce rice and sweet potato as a pilot study for the benefit of the local community. As of December 31, 2021, more than $70 million has been invested by previous owners of the LFT Farm, including our majority shareholder, Global Commodities and Investments Limited, which is controlled by Mr. Frank Timis., We initiated operations to produce alfalfa in 2021. Investors should not rely on Mr. Timis’s investment decision as he may have different risk tolerances than other investors, and the investment terms and pricing offered to Mr. Timis may significantly differ from the terms and price contemplated by this offering.

Initially, we anticipate selling alfalfa to European and Arab States of the Gulf (Cooperation Council for the Arab States of the Gulf) customers as the market for exports grows in conjunction with global population growth. Beyond that we intend to sell to Senegalese owners and suppliers of cattle. We expect to expand alfalfa sales into the cattle market in the ECOWAS region that incorporates Senegal, recently tabulated at 100 million heads of cattle by the World Bank in 2020. Given a large number of artisanal cattle rearing, we believe this estimate may be conservative by up to 50%. The market in Senegal for alfalfa and cattle feed related products vastly exceeds the global price point, a number that correlates with the price point for fertilizers and other agricultural equipment such as tractors. This is partly due to logistical challenges and the high prices of imports that may incorporate items as high as 200% for duties and taxes. The market is expected to expand substantially in Africa as protein incorporated in diets grows from an estimate of 25% of that of western consumption. While the cattle market reflects an evident need for alfalfa, due to the relatively small amount of heads of cattle per owner in Senegal, and our limited experience in the Senegalese market thus far, we anticipate that the local Senegalese market will take some time to develop.

Because of the fragmented nature of the agriculture industry, we must make a commercial decision between selling our product to larger volume purchasers at lower price points with higher consistency and certainty of longer-term contracts versus the local less-developed market for alfalfa in the Economic Community of West African States (ECOWAS) region, where a large amount of cattle exist and are malnourished. According to our estimates, based on a world average for meat pricing of $10 per kg, cattle bred for meat purposes will justify a five times return on alfalfa nutrition versus seven times that for dairy purposes.

The local customer base, which historically operated at a materially higher price point, is expected to develop rapidly. Based on an increasing cohesion as a community, farmers in the region are progressively replacing their indigenous cattle that produce only 1 – 2 liters of milk a day with exotic cattle that produce between 20 and 40 liters a day, substantially increasing both productivity and income. Various cooperatives partnered with the USAID’s West Africa Trade and Investment Hub, including the Association for the Promotion of the Livestock in the Sahel and the Savanna that cover 12 African countries involving about 15,000 members, and the West Africa’s regional livestock association, which works with national federations across the region. Additionally, in 2020 the World Bank approved a US$150 million credit from the International Development Association (IDA) to support Senegal in strengthening agricultural productivity and helping build resilient, climate-smart and competitive food systems. We believe vertical integration into livestock management may be justified given such revenue potential.

Livestock production involves at least 20 million people across West Africa, where long market chains connect producers in the Sahel with consumption basins in urban areas and the coast. Estimated heads of cattle in ECOWAS alone is 100 million according to the World Bank. Livestock production, marketing, and processing generate income for actors along the value chain and provide food and nutrition security in the region. Intraregional livestock trade is highly informal, and its true magnitude is not captured in official statistics. Livestock, consisting mostly of cattle and small ruminants, are traded live and lead the intraregional food trade. The African feed industry is predominantly driven by the poultry market. In most countries, poultry is the main source of animal protein, accounting for 80% of the commercial feed locally produced. With a current population of 1.2 billion inhabitants, a level expected to reach 2 billion by 2050 according to the Economist, Africa faces a major challenge to supply animal protein to its people, with a consumption of two to five kilograms of animal protein per year.

Alfalfa

Alfalfa plays a significant role as a type of livestock forage for animal feed, due to its high protein and digestible fiber content. The crop is mainly used for feeding dairy cows, cattle, horses, sheep, and goats. The crop is highly adapted to hot conditions, which allows in particular sun-cured alfalfa hay (dehydrated). Abundant and regular irrigation by pivots allows high yields and, under optimum conditions, a harvest per month. An alfalfa crop is usually planted for four or five years, with on average a cut each month in a country with the same heat and humidity as Senegal. In North America, despite its seasons, the average total yield is 20 to 35 tons per hectare (or 8 to 14 tons per acre) per year (distributed in five or six cuts). Top yields (intensive farming) can exceed 40 tons per hectare or 16 tons per acre per year. The alfalfa plant is highly adaptable to varying cultivation and weather conditions, showing great tolerance to drought. This can be achieved due to its root system, that can penetrate up to 15 to 30 feet. (4.5 to 9 meters), searching for water and nutrients. The average length of the root is four to five feet (1.2 – 1.5 m). The upper part of the plant is shorter compared to the root system. The plant’s height ranges from two to four feet (60 to 120 cm). The alfalfa plant thrives in well drained soils, as soggy soils promote the development of various diseases.

Furthermore, alfalfa has a high impact on carbon sequestration, and we believe can generate over 4 tons per hectare per year of carbon credits. Alfalfa is effective at sequestering carbon for a number of reasons, including its status as a perennial and a deeply rooting plant. While crops like corn and soy often have a net neutral or negative impact on carbon sequestration, carbon levels in the soil are elevated when alfalfa is included as part of the rotation. The root system of the alfalfa plant also lends itself to decreased amount of erosion potential with minimal amounts of soil leaving a field under alfalfa cultivation providing an additional key positive. Alfalfa is a nitrogen fixer that invests resources into its roots, keeping the soil dry thereby reducing decomposition, even in degraded soils.

Alfalfa is a high-protein roughage which is usually about 15 – 25% crude protein, over 50% total organic nitrogen and high in calcium. Alfalfa and corn generally complement each other, and can form the basis for cattle diets. Grass hays are frequently low in protein and some alfalfa can raise the protein level for beef cattle or dairy purposes at the time of feeding. Low quality grass hay also spends more time in the rumen during digestion than alfalfa hay (70 compared to 36 hours). Therefore, animals fed some alfalfa hay can generally eat more, gain weight faster, produce more milk and maintain themselves in better condition. Alfalfa has an initial rate of ruminal digestion that is five to ten times greater than that of most grasses. The rapid microbial colonization and digestion of alfalfa reduces particle size and increases the passage of digesta from the rumen, enabling the animal to consume greater quantities of forage. Alfalfa is an excellent forage for high-producing cows. Cows efficiently use the high levels of protein, calcium and high-quality fiber in alfalfa for producing milk. Alfalfa has the potential to double the weight of livestock in as few as seven weeks, based on the U.S. experience.

According to the USDA, livestock requires the following amounts of protein per day:

Crude Protein (lbs per day)
Required	1.80
Supplied by Forage	0.88
Supplemental Need	0.92

In general, consumption of the original forage resource declines when cattle are fed concentrate feeds at the rate of 0.5 percent of body weight (six pounds for 1,200 – pound cows) or more. Substitute feeding is more frequently used for growing cattle than it is for mature beef cows. A lactating dairy cow can consume 14 to 16 lbs/day of alfalfa hay as a part of a mixed ration, or higher amounts on a more forage-intensive diet.

There are over 200 known varieties of alfalfa, but only six to eight are used commercially in scale. We chose three varieties to refine our strategy in Saint Louis, Senegal derived from semi-arid conditions in Australia. Further study and refinement of optimal culture will be conducted simultaneously with the pilot, and during additional phases of the commercialization. Generally, different alfalfa varieties perform differently in various growing regions. The preparation for the cultivation of alfalfa starts during the summer of the previous year. Most farmers start by fixing soil pH levels close to 6.5, which will be conducted via ICS and its Gypsum treatment locally. Many farmers add lime, through deep tillage, at a quantity of three to four tons per hectare. Lime is believed to increase the activity of nitrogen-fixing Rhizobium bacteria, while functioning as a soil conditioner. It is typical to add two to three tons of fertilizer per hectare before applying any nutrition or tillage method. Specific soil bacteria, called rhizobia, can infect the roots of legumes, like alfalfa. Unlike the response to pathogenic bacteria, legumes produce specialized root structures called nodules, into which the rhizobia grow. There they are fed and protected by the plant, they multiply, and they capture Nitrogen gas from the air and convert it to amino acids that the plant uses for growth.

Harvest of alfalfa normally takes place just before the flowering season in North America, in contrast to Africa and Senegal where seasons are less distinct. The machines used to harvest alfalfa typically cut the alfalfa as low as possible, without damaging the crown of the plant. The most common alfalfa harvesting technique is use a harvest machine to chop the plants, arrange them in rows and allowing them to dry in the field. In this case, an unexpected rain will make the plants mold and will result in the decrease of the production’s quality. Following this step, a machine passes and turns two rows of harvested plants into one. After ensuring that the plants have dried, a tractor pulling a baler arranges the hay into bales that weigh from 100 to 2800 lbs. (50 to 1300 kg). The typical customer purchase for destination Saudi Arabia is 1,000kg bales. While some of the global industry utilizes dehydration units to reduce water content for export, which facilitates an ability to transport large quantities, our customer base reflected a large intent to purchase a sun-dried variety which commands a price premium.

Due to its climate, and year-round heat, we will be using a non-dormant variety of seed for our pilot and our additional follow-up commercial program. Due to the nature of the shipping distances, and supply chain delays, the distance from Australia and California, we will investigate and compare yields in the initial stages of our planning, and may experience small variability in outcome.

Alfalfa in the United States and Global Markets

The alfalfa market in the United States is expected to grow at a compound annual growth rate of 5.89% over the forecast period to reach a market size of $20.5 billion in 2025 from $14.6 billion in 2019, according to industry analysis Marketwatch. As a component of the projected global growth, overall meat consumption is expected to account for 82% of the needs of the growth of alfalfa supply. The Asia-Pacific region led by China and the Latin American countries, with Brazil leading the region, are estimated to contribute to most of the global supply expansion of alfalfa.

Growth in demand will be led by Organization for Economic Cooperation and Development (OECD) countries in the next decade. Capacity building, improved agriculture, increasing integration of modernized, and intensive production technologies are expected to increase the growth in supply in these countries.

The United States production of alfalfa accounts for 51.7% globally. In addition, the United States is also the world’s largest exporter of alfalfa. Over the past 10 years, as water shortages have become more common, experts say the shrinkage in alfalfa acreage has been “dramatic.” According to the National Agricultural Statistics Service, of the United States Department of Agriculture (USDA), California farmers in 2020 harvested just 515,000 acres of alfalfa, down from more than 1 million acres in 2010. Alfalfa plays a central role in the United States as a feed crop that complements high energy feed sources and substitutes, to some extent, for other sources of protein and roughage. For these reasons, the market for alfalfa is closely linked with markets for other feeds and grain and oilseed markets more broadly. Alfalfa is used in livestock rations, and especially dairy rations in the west. For this reason, alfalfa markets are closely linked to the market for milk. The market for grains and oilseeds is global, as are the markets for meat, processed dairy products and, to an increasing extent, alfalfa hay. Fluid milk and high moisture content roughages have relatively low prices per unit of weight and are expensive to ship long distances. The USDA’s Foreign Agricultural Service (FAS) estimated 2020 total alfalfa and other hay (mostly grass) exports from the United States at almost 4.1 million MT, from non-existent production in 1980.

The USDA National Agricultural Statistics Service (NASS) estimates the value of alfalfa hay and hay products produced in the United States at $8.8 billion per year. Alfalfa is the fourth most widely grown crop in the country behind only corn, soybeans, and wheat Approximately 40% of the alfalfa produced in the United States is located in 11 western states. This region also supplies the vast majority of the seed for the nation’s alfalfa plantings, and it contributes significantly to exports of alfalfa hay and seed to Asia and the Middle East. Western states played a crucial historical role during the development of alfalfa in the United States, with production developing nationally the latter half of the 19th Century. A recent survey of western states showed a wide variety of production practices, ranging from 2 to 10 cuts per year, from very dormant to non-dormant varieties grown on soils from heavy clays to beach sands. While alfalfa is a relatively non-complex crop to grow, water and irrigation management are considered key limiting factors to large scale development.

All global agriculture markets have been impacted by supply chain disruptions directly attributed to the COVID-19 pandemic. The agricultural supply chain connects livestock and crop producers to processing and packing firms who in turn supply wholesalers, who then supply commercial, institutional, and retail customers who ultimately deliver agriculture products directly to individuals and households. Traditionally, disruptions to the supply chain resulted from regional disasters like fire, seasonal impacts like drought, or industry-specific disturbances such as labor disputes or regulatory challenges. However, disruptions stemming from COVID-19 have been global rather than regional, occurring with uncertainty of resolution rather than seasonal, and impact all sectors along the supply chain including producers, transportation, processors, points-of-purchase, and consumers. The health and economic fallout felt globally from this pandemic is impacting world trade. Global markets have been reduced since the outset of the pandemic, including those for agricultural products. Beef trade was hit by both a reluctance to allow shipments into some countries and the economic impacts of the pandemic. The same general health and economic forces that impacted the meat sector also disrupted the dairy sector. Processing was curtailed by workers contracting the virus in milk processing plants. Demand has been hampered by constraints to consumption, particularly from closures at restaurants and institutions such as schools, but also by loss of income. With reduced bottling and processing, prices fell sharply to historically recorded levels. There has been recent recovery in processing and prices. Additionally, by virtue of U.S.-China trade tensions, shipments to China have fallen appreciably during the same period.

Saudi Arabia is unable to grow alfalfa because previous cultivation of these crops drained the country’s ancient aquifer. In 2015, the Saudi government banned the local production of green forage for animals, for which groundwater would be used, on farms over 120 acres. Saudi Arabia, with 10 million tons per year of imports, and the United Arab Emirates (UAE) with 2.5 million tons per year of imports, and large growing populations and regional distribution systems are globally reliant on consistent foreign alfalfa supply chains. For that reason Almarai, Saudi Arabia’s largest dairy, and the UAE’s Al Dahra started a trend of acquiring farmland in the southwest of the United States. Over the past 20 years, foreign companies have purchased more than 250,000 acres in six southwestern states for agricultural use. In addition to the Gulf countries, China, South Korea and Japan are substantial importers of alfalfa hay from the United States. Due to banning on local production of forage crops in many high demand countries, we believe that the demand dynamic for alfalfa will be impervious related to dynamics concerning the Covid pandemic and future similar occurrences.

Furthermore, alfalfa has considerable potential as a feedstock for production of biofuels and other industrial materials because of its high biomass production, perennial nature, ability to provide its own nitrogen fertilizer, and valuable co-products. Utilization of alfalfa as a biomass crop has numerous environmental advantages. There is an urgent need to increase the use of perennials in agricultural systems to decrease erosion and water contamination. Annual row crop production is a major source of sediment, nutrient (nitrogen and phosphorus), and pesticide contamination of surface and ground water. Perennial crops such as alfalfa can reduce nitrate concentrations in soil and drainage water and prevent soil erosion. Alfalfa cultivation also increases soil fertility through nitrogen fixation, improves soil quality, increases soil organic matter and promotes water penetration into soil. Alfalfa leaves and stems can be easily separated. The stem fraction is high in cellulose, the substrate needed for ethanol production. The leaves of alfalfa constitute approximately 45% of the total harvested crop and can be used as a valuable co-product. The leaf fraction contains 26 to 30% protein. Cutting frequency and pasture age are strategic variables in defining alfalfa crop management aimed at increasing biomass yield.

Alfalfa undergoes various stages of processing to attain final customized product form such as pellets and cubes. The chain of processes includes harvesting, drying and densification of alfalfa. The goals of harvesting or to cut alfalfa at the growth stage provides the optimum combination of yield and quality and to maintain quality and minimize losses through proper preservation. The main difference between the alfalfa products is moisture content. Pelletizing may have a precipitous impact on the selling price of a baled ton of Alfalfa, our likely most preferred sale form. However, only some markets have a preference for this form of feed and due to the generation of bicarbonates during the chewing and rumination process by cattle enabling digestion, not all markets and customers are focused on pellet form delivery. We intend to commercialize cubing units for up to 50 percent of our production capacity in Senegal for markets such as the United Arab Emirates and China that prefer delivery in this form.

Alfalfa grown in Senegal and West Africa is expected to have a competitive advantage versus that of United States origin. For decades, a significant portion of alfalfa grown in the western United States, as much as 17 percent in 2017, has been loaded onto trucks, driven substantial distances to ports on the west coast, and shipped around the world, mainly to China, Japan, Korea, Taiwan, the United Arab Emirates, and Saudi Arabia. The nautical distance from Dakar to the Persian Gulf is exactly half versus to the western United States, or 7,346 nautical miles vs 14,602 nautical miles. While port congestion and supply chain disruptions are temporary based on pandemic related aberrations, transportation distance and logistics are anticipated to be a major differentiator of our business operations.

Corporate farms, researchers and policymakers warn drained aquifers threaten access to water for drinking and future crop production. The export of crops and the water used to grow them, known as virtual water, has been accelerating despite concerns that in drought-stricken areas such as the southwest of the United States, this system is unsustainable in the long term. Although virtual water itself is not inherently problematic — and can even reduce water usage in some cases — its extraction from water-stressed communities is sounding the alarm as water crises become more acute. Even as the Colorado River Basin enters its 21st year of sustained drought and climate change threatens to further exacerbate water scarcity, virtual water trading is expected to triple globally by 2100, with a large share moving from the United States to other countries. With scant rainfall, the southwestern aquifers, as well as the Colorado River, provide the main sources of irrigation water in the region, and both are threatened by drought and over drafting. Agriculture uses about 80 percent of the water in the Colorado River basin. In August 2021, the Federal government officially declared the first-ever water shortage in the Colorado River basin, which are expected to lead to mandatory water cuts in some states and Mexico in 2022. The shortage was triggered because water levels in Lake Mead on the Nevada-Arizona border, the largest reservoir in the United States, are projected to drop to a level where it can’t meet the water and energy demands of communities in the western United States.

Water policy advocates have long criticized the practice of growing water-intensive crops for export in water-scarce areas, focusing mainly on American companies and farmers. Now, though, foreign companies buying land to export those same crops are starting to receive more scrutiny under recent drought initiative acts of Congress. According to the USDA, as of 2019, 35 million acres of land are held directly by foreign investors, a number that doubled between 2004 and 2014.

Of vital concern to Chinese national interests, the Ministry of Agriculture, Government of China reportedly issued the “National Alfalfa Industry Development Plan (2016 – 2020)” with the aim to boost the production of alfalfa. The objective was to achieve production capacity of 5.4 million tons by 2020. The plan is reportedly a part of the recent changes in agricultural policies of China which is to promote planting of fodder among others. The growth of the organic segment of the alfalfa market is also expected during the next few years. This is particularly due to the cognizance of high-quality feed that results in the production of quality and safe products of animal origin. Further, in the European Union, Regulation (EU) No 2018/848 came into force on January 1, 2021 with the rationale of ensuring the integrity of organic production at all stages of the production and processing and distribution processes of animal feed, among others.

The United States, at 61% of global value, is the world’s leading hay exporting country, followed by Australia, Spain, Canada and Italy. While some forage is exported from other countries such as Argentina, Sudan, Morocco, France, Germany, Mongolia and Romania, these countries make up less than 11% of the world trade according to the International Trade Center. An important development in the past decade has been the emergence of China and Middle Eastern markets. These markets rose from negligible amounts in 2007 to millions of MT per year in 2017 for alfalfa. This increase was driven primarily by rapid expansion of modern dairy farms in China and Korea, and limitations of water resources in Saudi Arabia and the UAE. Water limitations and distance to markets are also major limitations in China. In 2007, about 85% of United States exports went to Japan and Korea. Over the past decade, China has become the largest importer of alfalfa from the United States, accounting for over 40 percent of total U.S. alfalfa exports. Shipments to Japan and Korea have grown as well, but Korea has been surpassed by Saudi Arabia and the UAE. The Middle East is second to Asia as the most important market for exported United States alfalfa. Water resource availability in many parts of the world plays a key part in the demand, as well as the supply, for international trade in forage crops. UAE and Saudi Arabia, both water-poor countries, have made domestic policy decisions which aim to stop the utilization of groundwater for forages.

With an effective rooting zone of four to six feet and the potential to reach 20 feet, alfalfa is capable of extracting nearly 70% of the available water in the soil. Growing demand for water-intensive products like meat and dairy are expected to spur even more virtual water exports. In a 2020 study in the journal Nature Communications, researchers estimated that virtual water exports around the world could triple by the end of the century, from 961 billion cubic meters in 2010 to 3,370 billion in 2100. The trade in non-renewable groundwater is expected to form a significant share of that increase, growing fivefold by 2050 and doubling its 2010 value by 2100. The United States is expected to be the biggest exporter of non-renewable groundwater according to the study, with exports going to the Middle East, South Asia, and Africa.

Because to this date, the Western United States commands such a material part of the world’s Alfalfa exports, we are watching the development of land use and expense in the Colorado River Basin which is a primary source for farm and rangeland irrigation across 5.5 million acres of land and is also used for municipal and industrial purposes by the region’s 40 million-plus residents. The region’s hydroelectric infrastructure provides up to 42 gigawatts of electrical power annually to area customers. As a result of the Colorado River Compact of 1922, the basin was split into two separate water apportionment regions, the Upper Basin, which covers Colorado, New Mexico, Utah, Wyoming and a small section of Arizona, and the Lower Basin, which covers the majority of Arizona and provides water to populated sections of Southern California and Nevada. Under the compact, each basin is allocated 7.5 million acre-feet (maf) yearly, with an additional 1.5 maf dedicated to Mexico. As the 100-year anniversary of the Compact lapses, 29 Native American tribes are renegotiating water allocations, along with other environmental issues. The tribes hold as much as 20% of the Basin’s water rights, equating to 2.9 million acre feet.

The State of California historically profited from other states not using their full water allocations. California has traditionally been diverting unused water apportioned to other states. Although allocated 4.4 maf of Colorado River water, California was using about 5.2 maf approximately 75 years after the compact was signed, 25% more than its allocation. In response to a directive from the Secretary of the Interior, California is working on a plan to limit its use of Colorado River water to 4. 4 maf per year, its legally apportioned amount. Nevada is seeking to obtain additional Colorado River water for the rapidly growing Las Vegas area, and Arizona is devising plans to use its entire entitlement, by banking or recharging water not presently needed. Further state-wide disputes are expected to contribute further to the water use efficiency, and to help our competitive positioning.

The Department of the Interior declared the first-ever Colorado River Basin water shortage on August 16, 2021. Arizona and Nevada, which combined generate nearly $6 billion in agricultural receipts, are expected to be directly impacted by additional cuts to water allocation. Continued drought conditions risk additional cuts across the Colorado River Basin, jeopardizing thousands more farm and ranch operations’ access to vital water resources. Agriculture is not expected to eliminated, just materially curtailed and more expensive, experiencing a jump thus far of over 40% in the cost of water per acre foot in 2021. It is expected that unavoidable reductions in farm water supplies and hydropower generation, ecosystem degradation, and urban areas will be needed to conserve water.

Agriculture is a major component of the Colorado River Basin’s economy. This acreage provides economic inputs to both the U.S. and Mexico. As an example, in 2012, the seven U.S. states located in the Colorado River Basin produced roughly $37 billion in crops and $24 billion in livestock (USDA 2014). In Colorado, 85% of the water goes toward agriculture. A substantial portion of this is alfalfa. It is largely expected that these highly sensitive federal water issues will continue to undermine the cost structure of our competitors, and act as a major competitive edge for our operations and expansion.

We believe that access to an abundant and inexpensive water will remain an uncompromising barrier to entry for our competitors. The LFT Farm is surrounded by the Senegal River and the Lac du Guiers, and is 60km from the Atlantic Ocean, providing surface water access. Such access provides us water at approximately 1/10th of the cost of our competitors, which also dramatically decreases our logistical challenges.

We believe that alfalfa farming represents a sustainable agriculture product that can reconcile high productivity with preservation of the environment, and at the same time allow us to compete in a global market. Alfalfa can help to meet the challenges of climate change and pollution reduction, by favoring crop rotations capable of better preserving the soil and controlling weeds. The utilization of alfalfa through grazing may also reduce risks of pollution and production costs. Alfalfa will keep an important place in European agriculture, because it sustainably supports high quality dairy productions. These unique features can be further improved through technical and varietal innovation.

In addition, approximately half of the world’s farmers utilize livestock as a source of organic fertilizer enabling them to respond to the growing demand for organically produced food products. Alfalfa is a five-year cycle crop, and every year 20% of the alfalfa is pulled out and replanted as a part of the crop’s normal cycle.

We anticipate that our LFT Farm will deploy recent scientific and technical practices available to us throughout its development, and the processing and distribution processes to maximize our alfalfa output. We will incorporate U.S.-style good agricultural practices, or GAP, into our operations and will seek to integrate our customer’s agricultural and other practices into our processes and procedures so that buyers will have confidence that the product they purchase from us satisfies their standards. We believe that we will be among the only independent alfalfa manufacturers in Africa to employ these practices in our operations as they seek the highest quality products to sell in their home countries.

Biofuels Market

Because of alfalfa’s protein as well as its energy content, the relevance of alfalfa as a biofuel promises another area of our evaluation. Alfalfa leaves constitute approximately 45% of the total harvested alfalfa crop and can be used as a valuable co-product. The leaf fraction contains 26% to 30% protein. Cutting frequency and pasture age are strategic variables in defining alfalfa crop management aimed at increasing biomass yield. Alfalfa is a high-protein roughage which is usually about 15% to 25% crude protein, over 50% total organic nitrogen and high in calcium. By virtue of our access to by-products, our sun exposure and our water access, we believe we will be able to participate in the global biofuels market. Replacing fossil fuels with biofuels has the potential to generate a number of benefits. In contrast to fossil fuels, which are exhaustible resources, biofuels are produced from renewable feedstocks, with substantially lower emissions. Thus, their production and use could, in theory, be sustained indefinitely. Bioenergy, derived from plants that use sunlight and CO2 to assimilate carbon into biomass, has emerged as a potentially sustainable energy source with low climate impact. Biomass quality depends on the plant composition, as cellulosic biomass is primarily comprised of cellulose, hemicellulose, lignin, and lesser amounts of other extractable components such as pectins and proteins that make up the plant cell wall. As the world transitions to sustainable energy systems, we are confident that we can agronomically select alfalfa for increased biomass should the needs of our customer base transition over time to simple supply of cattle feed, by selecting alfalfa that is left for longer duration with longer growth, which is typically deemed more appropriate for biofuel.

Livestock, which consume alfalfa, produce significant amounts of methane as part of their normal digestive processes. Direct livestock emissions account for about 70% of greenhouse gas emissions by the agricultural sector and approximately 10% of total greenhouse gas emissions, the third largest source of greenhouse gas emissions after the energy and transport sectors, according to the Environmental and Protection Agency (EPA). We are evaluating technology that will integrate additives for digestion with our alfalfa product and reduce methane emissions, that is derived from the use of algae as a probiotic.

Research suggests that reduced lignin alfalfa genotypes, currently in early commercial development for improved forage quality for dairy cows, will also have a higher ethanol yield compared to standard alfalfa types given experiences in recent studies that showed a more than 50% increase in sugar yield. (Current Opinion in Biotechnology; Volume 56, April 2019, Pages 48-54; Development and commercialization of reduced lignin alfalfa; Jaime Barros; Stephen Temple; Richard Dixon.) New transgenes conferring increased drought tolerance, increased biomass and improved protein quality are also being evaluated and will also likely have applications for both dairy and biofuels uses. Recent technological breakthroughs in harvesting technology and lignin modification further enhance the potential of alfalfa as a key biofuel feedstock. While we believe we will be able to compete in the biofuels market, and that our participation in such market can be a key part of our growth strategy, we have not incorporated any anticipated biofuel revenues into our forecasts and do not intend to do so until our specific strains and varieties have been identified.

Road transportation, flights, and shipping are heavily dependent on fossil fuels, generating 29% of greenhouse gas emissions during 2019 and approximately 7.3 billion metric tons of carbon dioxide annually, the last year of relevance prior to the outset of the pandemic. Biofuel replaces traditional fuels with those made from plant material or other renewable feedstocks. The two most common types of biofuels in use today are ethanol and biodiesel, both of which represent the first generation of biofuel technology. The International Energy Agency’s in a report from November 2021 on transport biofuels stated biofuel demand needs to increase form the 5% growth per year on average from 2010 – 2019 to average growth of 14% per year to 2030 to reach net-zero emissions by 2050, hence boosting targets for sustainable growth. The biofuel market has been hampered by lack of commercial scale, as well as the need for conversion technologies. The integration of our downstream ability to feeds animals, and derive animal fats as byproducts, coupled with optimal conditions for vegetable oils give us confidence in our aspiration to participate in the biodiesel space.

As our ability to work with dairy customers is established, a relatively nascent industry in Senegal, we anticipate the ability to capture naturally produced methane gas, which capture methane gases from cow waste, are the most efficient way to mitigate dairy emissions. The state of California has thus far spent over $300mm developing this technology. Typically, manure is flushed from cow stalls into an anaerobic digester, a sealed dam-like structure. Microbes that develop without oxygen break down the manure, thus releasing biogas, that is trapped under the cover, ultimately transported via pipeline to a facility that converts it into electricity or renewable natural gas for transportation fuel. This is an aspirational example of a new industry that could be derived from our alfalfa production.

Alternatives to diesel fuel include biodiesel and renewable diesel. Biodiesel, derived from fats such as vegetable oil, animal fat, and recycled cooking grease, can be blended with petroleum-based diesel. Some buses, trucks, and military vehicles in the U.S. run on fuel blends with up to 20% biodiesel, but pure biodiesel can be compromised by cold weather and may cause problems in older vehicles. Renewable diesel, a chemically different product that can be derived from fats or plant-based waste, is considered a “drop-in” fuel that does not need to be blended with conventional diesel. Other types of plant-based fuel have been created for aviation and shipping. More than 150,000 flights have used biofuel, but the amount of aviation biofuel produced in 2018 accounted for less than 0.1% of total consumption. Adoption of biofuel by the shipping industry is also at levels far below the 2030 targets set by the International Energy Agency.

Renewable natural gas, or biomethane, is another fuel that could be used for transportation as well as heat and electricity generation. Gas can be captured from dairy operations, landfills, livestock operations, wastewater, or other sources. This captured biogas is then refined further to remove water, carbon dioxide, and other elements so that it meets the standard needed to fuel natural-gas-powered vehicles. A variety of feedstocks are currently under investigation for use as a source of biogas, all of which we believe we are well positioned to commercialize. Transitioning to biofuel only requires a modest reconfiguration, and not a full replacement, of existing infrastructure such as buses, gas stations, airplanes, refineries, automobiles and trucking fleets. For that reason, we believe the utilization of carbon mitigation strategies such as those provided by biofuel will act as an initial as an additional tool for climate change strategies.

Vegetable oils and animal fats are converted into biodiesel via a chemical process called transesterification, after which they are blended with diesel and used in trucks. Today, biodiesel accounts for about 3% of the diesel fuel sold globally. For comparison, 10% ethanol is blended into most of the gasoline sold today. Today, more than 78% of diesel vehicles coming off production lines are approved for up to B20 (a blend of 6% to 20% biodiesel) use. Biodiesel has several environmental benefits when compared to petroleum-based diesel fuel: it reduces lifecycle greenhouse gases by 86%; lowers particulate matter by 47%, reduces smog and makes our air healthier to breathe; and reduces hydrocarbon emissions by 67%. Because of a livestock population in abundance in the ECOWAS region, we believe we are well positioned to participate in the growth of the commercial scale of this industry, via growth and production of the most cost effective and efficacious product varieties. While we have access in both geographic environments of Senegal and Niger ample scale to generate all of these products, and despite alfalfa being the foundation of our approach, we recognize there are significant challenges as we enter this aspirational business, including barriers to entry, heightened competition, and significant time lags from return on investment.

We intend to conduct a feasibility study later in 2022 on the growth of algae and its viability of use both as a pro-biotic to reduce emissions from cattle, as a biofuel with absorptive carbon properties, and additionally as a protein source for cattle feed and human nutrition purposes. Algae, being the fastest growing plant in the world, have potential of producing 23,000 liters of biofuel per acre which is an improvement compared to crop-based feedstocks, according to EIA International energy: outlook. Energy Information Administration, Office of Integrated Analysis and Forecasting US Department of Energy, Washington, DOE/EIA- 0484, 2006) Algae-based biofuels are also known as “third-generation biofuel” which do not compete for agricultural land, water and food. Although algae-based biofuels have a better potential than crop-based biofuels, algae do not accumulate significant quantities of storage lipids or triacylglycerols unless they are subjected to stress conditions. Thermal degradation of algae biomass produces hydrocarbon gas and oil. The bio-oil may not only be used as a fuel but also for the production of useful chemicals such as resins, fertilizers, solvents, and alcohols. A feasibility would entail an analysis to (I) extract the lipids of the selected algae variety for biodiesel production through transesterification and analyze the FAME (Fatty Acid Methyl Ester) necessary for biodiesel production, (II) conduct degradation of the remaining algae biomass for fuel production and test its quality, (III) assess the energy efficiency of such approach, and (IV) assess the integration of algae as a probiotic for methane degradation in conjunction with our alfalfa production and its impact on protein content. However, this study is aspirational in nature and will require further clarification of our current protein and fiber content.

Relative Logistics

We believe that the infrastructure at our LFT facility will be a driving factor behind our quality and consistency in reliably providing products for export. The LFT Farm currently lies 3.5 hours on paved roads from the Dakar port where freight passage to Dammam port in Saudi Arabia or Dubai in the United Arab Emirates is easily managed. The Blaise Diagne International Airport, 43 km east of the capital city of Dakar and 275km from the LFT Farm, commenced operations in December 2017.

We anticipate building a 20MW solar power plant on the facility of the farm for commissioning in 2022, with expansion potential for up to an additional 40MW. The absence of consistent and inexpensive power is a large reason for large scale commercial farming not having been pursued on the African continent, and we expect having our own independent power plant to be a major competitive advantage. The solar photovoltaic power plant developer is MPS Infrastructure Inc, (“MPS”) which will commission the design and will finance, build and operate the solar plant. We entered into a Framework Agreement with MPS on July 16, 2021 related to such power plant, and which we anticipate will be superseded by a 25 year Power Purchase Agreement which we believe will be executed by the end of the June, 2022. We expect the power plant to be commissioned within six months of the execution of such Power Purchase Agreement. The design for the plant has been provided by ABB (Switzerland) which concluded analysis of power needs with respect to 53% of power to be provided directly by the solar power generation and 42% of power to be provided by battery storage. An analysis by ABB has shown that no more than 5% of total power annually would be drawn from the national grid.

African Agriculture provided MPS with substantive information required to complete the engineering and design for the power plant. For example, we are working with the intended supplier of irrigation technology and equipment to determine whether one pumping station or multiple pumping stations best suit the needs of the farm’s irrigation needs. We are in the process of working with MPS to determine the final location for the power plant and the future placement of the photovoltaic solar panels for expansion to 40MW. It is MPS’s obligation to design, finance, build and operate the power plant and determine the cost of building the plant. To expand the plant, MPS must verify that the location for the expansion is suitable both for providing power for irrigation and other needs and determining whether any outbuildings or service/administrative buildings are required or whether the Phase 1 administrative structure is sufficient.

Upon execution of the definitive agreements relating to the power plant, we expect MPS will have the following responsibilities: to contract, finance, build, commission and deliver a Solar PV Plant with a minimum power output of 40MW during peak hours with battery storage capacity to provide determined capacity at during non-peak hours; provide appropriate transformers in order to deliver power based on requirements and technical specifications; provide metering at the power generation source; provide management for the Solar PV Plant operations, as well as personnel to conduct maintenance and repairs; conduct operations in an environmentally friendly fashion. Upon execution of such definitive agreements, we expect to have the following responsibilities: negotiate and enter into a concession agreement with MPS and arrange for all agreements, consents and approvals by the local or federal government needed to operate the Solar PV Plant and to generate and deliver power; negotiate and enter into a 25-year power purchase agreement incorporating atake or pay provision with MPS; provide an interconnection point to receive the power generated; provide a workforce comprised of local residents to be available for all site preparation and for training and operation of the Solar PV Plant under supervision by MPS personnel; prepare the site for the Solar PV panels and other equipment to be delivered and installed per specifications provided by MPS; arrange for ground transport of the Solar PV Plant elements from the port of delivery to the site and for security during transport; assist MPS with local requirements and information regarding environmental; impact study (EIS), health and safety and other local requirements; and arrange for security at the site.

The terms of the power purchase agreement will specify delivery dates and penalties for delays. The power purchase agreement will include a tariff to be paid by us per kwhr and will stipulate that we must satisfy MPS as to our ability to pay the tariff during the term of the power purchase agreement. The tariff will be calculated once the pre-engineering and engineering are completed and the costs of the equipment plus the cost of operations will be agreed and determined in final definitive agreements.

The main challenges to the delivery of power per the schedule agreed by us and MPS are the delivery of long lead time items, including solar panels and battery storage units. These are not unique to this project, but are global related to supply chain and logistics globally. ABB, through framework agreements, secured commitments for delivery of these items within the time frame that will enable MPS to deliver power to the LFT farm by November 2022, and will include non-performance penalties. ABB is a contractor working under and for MPS with regard to the technical design of the power plant. We have no direct contractual relationship with ABB.

The power plant is privately owned, located on the LFT premises, and there will be no sale of power to third parties. Therefore, no licenses, certifications or permissions are required.

The road system, access to an in-country oil refinery and pending further infrastructure development such as roads, port access and telecommunications systems will all contribute to our elevated logistics capability.

Relative Crop Yields

Our pilot yields in both sweet potato and rice point towards crop yields approximately 67% and 30% higher, respectively than other global environments due to soil quality, sun index and water abundance. Our alfalfa pilot study produced plant growth and yield characteristics that exceed 30% of global averages, similar to our rice program. While we cannot guarantee that our alfalfa pilot study will continue to yield similar results as our sweet potato and rice pilot programs, we believe that the results of the initial pilot program for alfalfa that are expected in early 2022 will depict a similar result and is predictive of the yield and resultant of future operations.

Further Expansion

In 2007, the African Union and the UN Convention to Combat Desertification mutually launched the Great Green Wall initiative (the “Great Green Wall of Africa”), spanning 11 countries west to east from Senegal to Djibouti. The initiative aims to restore degraded soil by creating a mosaic of different land uses, including sustainable farming, biodiversity, and restored patches of natural habitat. We intend to expand throughout the ECOWAS region and Africa, commensurate with the sustainability of our corporate margins and the ability of local agricultural conditions to facilitate our growth in a sustainable and economically meaningful fashion. This pertains to all aspects of our business including Agriculture, Aquaculture and Environmental offsets. Our expansion plans include a multiplication of our agricultural farmland in Niger. We have entered into definitive agreements with the mayor and local governments of Ingall and Aderbissinat under a 49-year lease term for the development of agricultural and carbon credit projects. The project will involve the planting of a minimum of one million (1,000,000) hectares of trees in each area, for an aggregate of 2 million hectares to optimize the production of carbon credits in an area to be mutually agreed upon by the Parties with access to an underground aquifer for irrigation purposes for the sale of carbon footprints as well as water and usage rights. Each Municipality will also allocate an additional one hundred thousand (100,000) hectares of land in favorable areas for commercial production for local and industrial consumption of alfalfa (or other biomass products) on a large scale following hydrological and soil studies. The program would be a component of the Great Green Wall. African Agriculture will be granted exclusive rights over the land for agricultural projects involving alfalfa (or any other biomass products) and environmental projects involving the sale of carbon credits, as well as rights to use the subsurface water for forty-nine (49) years over and under the areas of land allocated as to be confirmed post geological surveillance. This positions us, by virtue of our land and water footprint, to have substantial market share in global Alfalfa production as a single producer. The project in Niger brings fertility characteristics very similar to the soil, sun and water access of our property in Saint Louis, Senegal. To its detriment, Niger’s logistics are still under development but are expected to improve imminently with the completion of the Niger-Nigeria railroad system and other infrastructure initiatives of the current Presidential administration.

The average U.S. farm is approximately 200 hectares in size which gives credence to our corporate expansion strategy as it pertains to both our Senegalese and Niger operations. In the United States, farming is still overwhelmingly comprised of family businesses. Ninety-nine percent of U.S. farms are family farms, and they account for 90 percent of farm production. By virtue of large-scale operations, we anticipate being able to either control or build our own infrastructure and logistics, create scale efficiencies in our water supply, operations, vendor contracting, labor management, and ultimately customer contracting.

A vast part of our Niger production is anticipated to be used for local and regional consumption. Livestock meat and products are jointly the largest source of animal protein in the Nigerien diet. Niger is a landlocked, import-dependent, Sahelian country with very strong commercial ties to neighboring Nigeria, Benin, and Burkina Faso, among others. Niger relies on the port of Cotonou (Benin) for the majority of international imports. Livestock rearing of cattle, sheep, and goats is practiced by over 80% of the population. Livestock export earnings are also essential for the national economy, contributing to 21% of total export earnings. Over 95% of livestock exports are destined for Nigeria at this time. Approximately three-quarters of the national territory is desert with minimal and erratic rainfall. In the more humid areas located in the southern part of the country, average annual rainfall ranges between 300 – 850 mm. Approximately 98% of the arable land is located in this southern area.

We are exploring the potential for additional crop work in conjunction with some of our potential offtake customers, This may include crops that have utility in the field of livestock and cattle feed such as cottonseed, as well as additional forage crops such as Sudan grass or Rhodes grass, that may be used to alternate alfalfa crops, and to promote fertility in cycles where the biological activity of the alfalfa crop may be paused. Additionally, we are also investigating the configuration of a tract of land for fish feed, to further feed the fish varieties that are growing in our water channels, as well as for algae-based biofuel. We are evaluating, via feasibility studies in Niger, the optimal crops and revenue maximization potential relative to the environment, as well as evaluation of water quality and quantity relative to our business strategy.

Fishery Business

Aquaculture is the breeding, rearing, and harvesting of fish, shellfish, algae, and other organisms in all types of water environments. There are two main types of aquaculture, marine and freshwater. Most of the growth in global fish production comes from aquaculture, as global wild catches have levelled off since 1990. Although production from African fisheries mirrors the global trend, growth of aquaculture in Africa has not significantly contributed to the global share. Aquaculture production only accounted for 2.5% of the production share in 2016, of which Egypt accounted for about two-thirds and Nigeria for one-sixth. Compared to Asia, which represented 89% of global aquaculture share, aquaculture development in Africa has lagged far behind. Nevertheless, African aquaculture output has doubled in the past seven years and experienced accelerated growth at 10.1% annually for the last decade. By contrast, the U.S. National Oceanic and Atmospheric Administration (NOAA) efforts primarily focus on marine aquaculture, which refers to farming species that live in the ocean and estuaries. We intend to participate in both marine and freshwater aquaculture when our refrigeration facilities are established. We also intend to manage the wholesale purchase of fish from local fisherman, initially in Senegal and secondarily in East Africa, which we deem as another substantive growth region beyond ECOWAS in conjunction with processing, refrigeration, financing and logistics locally, ultimately adding sales and distribution to wholesalers in consumption markets in Europe and the Middle East. We expect the market for responsibly sourced fish for export to grow substantially in conjunction with global population growth and increase focus on sustainability by virtue of our increase in dietary protein.

We also conducted an aquaculture feasibility study, which concluded in January 2022, covering several issues, including evaluation of the biophysical attributes and topography of the proposed site, bathymetry of the water body, water quantity and water quality (temperature, alkalinity, dissolved oxygen, hardness, salinity, ammonia, PH, turbidity and water current/flow). Based on the findings of the study, we produced a design of the hatchery, the fish farm and the processing plant with bills of quantities, and a range of financial sensitivities. The study evaluated the site and the surrounding areas with regards to the needed infrastructure such as access to electricity, roads, fish landing, shipping, processing facilities, and accommodation for training. Additionally, the study evaluated buyers, comprised of both industries and individuals who purchase fish farm products and suppliers whose product and inputs are needed by the fish farm, such as hatcheries with ready-to-purchase fingerlings. The study compared proposed site attributes with the needs of cultured organisms and proper functioning of an aquaculture farm, considered biosecurity upon which allowable fish and farm density will be based, identified the required distance between farm sites, the distance between farm sites and other activities, the presence of critical infrastructure (i.e., roads, power facilities, feed mills, processing facilities, fish landing, shipping, input and output markets), issues and risks associated with the proposed site (such as those related to climate, water contamination, waste management, electricity supply, personal and physical security), the existence of any indigenous/artisanal fishing community rights, adjacent industries and housing, and other logistics. species based on the site analysis. Additionally, the study evaluated supporting industries for the aquaculture production process and choice of species based on the site analysis.

Commercial aspects of the aquaculture study included a review of potential buyers of the product(s), which included an analysis of the local market, regional market and international market, a review of capacity of the buyers to inform the production-capacity, review of the market requirements (i.e., live, iced, frozen, whole, headed and gutted or fillet), review of seasonal prices and seasonal demand for each product form, review of market options for excess and undersized production and review of the possibility of using any of the waste products resulting from the entire production cycle. Finally, there was an evaluation of the value-chain, which involved engaging quantity surveyors, civil engineers, architects, and land surveyors, to evaluate the viability of installing the hatcheries, fish farm, fish processing factory, and production facilities for fish oils and/or fish meal and other processed fish products. The conceptual planning determined what kind of buildings to include and where they should be located on the land we provided. Additionally, there was a structural planning analysis of the proposed facilities, planning of the design and layout of the hatchery, fish farm, and processing factory, and evaluation of altitude and the land elevation of the water bodies and surrounding areas. Lastly, there was a water quality assessment of neighboring water to determine its suitability for fish farming, including confirming that all of the requisite parameters are within acceptable and recommended ranges. This same assessment will also determine the type and quantity of phytoplankton and zooplankton species that are good natural food prey items for the tilapia in our water channels.

With a 530 km coastline, fishing is the principal livelihood for the population of Senegal. Primary challenges for the industry include the low value creation of the fish at local wholesale versus the end user retail, and the need to modernize processes through investment. The sector contributes only 4% to gross domestic product but employs 17% of the working population. Directly and indirectly, it creates about 600,000 jobs in a country where full-time employment remains scarce. Fish also accounts for half of Senegalese people’s animal protein intake according to the World Bank. The country’s national dish, “ceebu jen” in the Wolof language or “theboudienne” in French, has marinated fish as a main ingredient and is served with flavored rice and vegetables.

The dominance of artisanal fishermen who work in teams in canoes or as individuals using net or line to catch sardine or grouper creates several problems. Such fishing has expanded six-fold in 30 years, according to the World Wide Fund for Nature, and accounts for 80%, or 400,000 tons, of total local annual catch, most of it for Senegalese consumption. However, that practice is hard to monitor and regulate. Licenses are required by the Senegalese government, but this requirement is rarely enforced. The situation contributes to the depletion of fish stocks caused mainly by high volume trawlers operating, legally and illegally, in Senegal’s waters. Illegal fishing is a problem all along the west African coast. The most damage is caused by large trawlers, mostly foreign, operating under flags of convenience or acting in violation of national maritime sovereignty. Such trawlers scoop up huge catches in poorly monitored coastal waters. To date, Senegal is one of only a few African countries to have adopted a national strategy to combat illegal fishing but national efforts are curbed due to the issue transcending national and regional borders.

Little processing, packaging or cold storage takes place in Senegal, so the country is deprived of the revenues such activities could provide. Investments in infrastructure and storage facilities for the fishing industry are part of the government’s Plan for an Emerging Senegal (Plan du Sénégal Emergent, or PSE). According to “Western Africa’s missing fish: the impacts of illegal, unreported and unregulated fishing and under-reporting catches by foreign fleets”, a study published by the Overseas Development Institute in June 2016, Senegal loses over $300 million in revenue per year, or 2% of GDP, to illegal fishing. West Africa as a whole is estimated to lose $2.3 billion in revenues to illegal and illicit fisheries every year. Most of the large fishing vessels operating illegally are from the EU, China and Russia, according to researchers at Greenpeace and Oceana, the environmental campaign groups. Additionally, erosion as part of rising sea levels due to global warming has destroyed part of the sea wall and fishing infrastructure.

We anticipate growing tilapia in our water channels and infrastructure as part of our fertigation program. It generally takes between seven and nine months for a tilapia to grow to maturity and we anticipate harvesting them then at approximately 1.25 pounds, which yields two four-ounce fillets. Tilapia are considered a fresh water, warm water fish. The plants grown in aquaponics systems grow faster in a warm environment, which requires warm water flowing through the systems. Plants achieve optimal growth potential at 73°F regardless of environment, which make our channels at our LFT Farm an optimal environment. The system is a closed circle, by using the fish’s waste as a natural fertilizer saving 95% of the water used in traditional agriculture. Leaf surface fertilization with liquid fertilizer produced from amino acids constitutes a potentially important source of nitrogen and is important for plant production. Fish emulsion is a fertilizer that is a half-decomposed mixture of finely ground up fish. It is then dried to kill micro-organisms. Fish emulsion contains up to 5% nitrogen with several trace elements that help improve soil microbes, resulting in more plant building blocks. We intend to participate in both of marine and freshwater aquaculture when our refrigeration facilities are established.

Key challenges observed in Africa’s fish sector include fish supply deficit, low per capita fish consumption, and low contribution of aquaculture to total fish output produced in Sub-Saharan Africa. Demand for seafood products in the Middle East and Africa has been rising steadily, a trend that is likely to persist through the next decade. The value of the seafood market in the Middle East and Africa regions is projected to grow from $9.3 billion in 2019 to $10.7 billion in the next six years. Rising seafood per capita consumption, increasing demand for imported seafood products, and the emergence of specialty seafood restaurants are some of the factors anticipated to drive market growth in the regions, according to the report. An anticipated continued growth of seafood consumption in the two regions will be the primary expansion driver, Insight Partners found. Africa’s economic growth is estimated at 3.4% for 2019 and 2020, according to the African Development Bank, which projects the growth to increase to 3.9% in 2021. The growth is expected to expand the continent’s middle class, giving them more disposable income, which may accelerate that income group’s increasing preference for premium seafood products.

Growing urbanization is an additional factor of growth of the seafood market in both the Middle East and Africa, with demand surpassing supply, requiring a surge in imported products to plug the deficit, according to the Food and Agriculture Organization (FAO) and the OECD, which point to urbanization as a key driver shaping consumption trends, especially in Africa. The OECD estimates Africa’s urban population rose to 567 million in 2015 from 27 million in 1950, giving the continent one of the fastest urban growth rates in the world. The OECD further predicts Africa’s population will double by 2050, with 75 percent of the growth absorbed by urban areas. Growth in urbanization has shaped the nature and extent of fish consumption in many countries, according to the FAO in the 2020 edition of The State of World Fisheries and Aquaculture.

Urban inhabitants typically have more disposable income to spend in animal protein such as fish, and they eat away from home more often, according to FAO. Furthermore, infrastructure in urban areas allow for more efficient storage, distribution, and marketing of fish and fish products. The rising number of households with discretionary spending in Africa could underpin faster growth of the region’s consumer market according to Deloitte. The business advisory firm estimated the number of Africans with a capacity for discretionary spending on seafood at 375 million, or 34% of the continent’s population.

The African population is increasingly looking toward imported product to meet its demand. Africa imports up to 35% of the fish consumed in the continent, which we deem as a substantial opportunity given the abundance of coastline and ocean access. African fish imports, mainly affordable small pelagic varieties and tilapia, present an important source of protein and nutrition, especially for populations that are otherwise dependent on a narrow range of staple foods. The WHO (World Health Organization) Technical Report on protein and amino acid requirements in human nutrition states that the best estimate for a population average requirement is 105 mg nitrogen/kg body weight per day, or 0·66 g protein/kg body weight per day. More than two thirds of low-income countries’ burden of disease is related to communicable diseases, maternal and perinatal conditions and nutritional deﬁciencies, in contrast to developed countries where non-communicable diseases, such as cardiovascular disease, diabetes and hypertension, often related to over nutrition, contribute to nearly 80% of the burden of disease. Based on these reports, we believe there is a need to increase animal production and consumption in Africa to increase the intake of good quality protein along with other essential nutrients. Animal foods, as sources of protein, are likely to play a continued role in human diets. The global consumption of total protein in 2005/7, based on disappearance values of food, was estimated to be 85g protein per person, per day. This is more than the WHO recommendation of 75 g protein required by a 90 kg adult male per day. Africa has a daily per capita value of 62g per person per day.

Our commercial strategy in the management of fish involves a multi-pronged approach to corporate, community and customer priorities. Access to a consistent power supply acts as a unique competitive advantage as we have an ability to refrigerate and manage logistics and storage in tandem with global competitors, with an ability to optimize yields. We will work with local fisherman to optimize the selling point of their daily catch, and with Willing Hands to grow and manage tilapia in our irrigation channels, which will enhance our ability to combine irrigation with fertilizer, or fertigate. We will work with local communities to provide fish for local consumption and with foreign off takers for export and global nutrition. Additionally, a byproduct of the tilapia growth, the bones, scales and oils will be processed for creation of additional fertilizer additives. We engaged Willing Hands AS to pursue a feasibility study on our water quality our ability to develop a commercial strategy around tilapia growth, our ability to generate revenue from the sale of fish, and the generation of excreta for enhanced crop fertility in our water channels.

Carbon Credit Business

We anticipate that our carbon offset production will generate carbon credits to be sold on a global carbon emission market via a reforestation program in areas in Niger designated for tree growth, specifically from the Aleppo pine species, typically indigenous to semi-arid conditions. We aspire to conduct a feasibility study on our environmental program to assess the viability of carbon credits as a revenue source, relative to the tree species that are indigenous to the Sahara. Third party verification of such credits is essential to the commercial aspects of this business, and the ability to meet the legal and performance standards established in such a protocol is mandatory to its success.

The market for these credits has increased substantially due to both corporate and government awareness, and acceleration in terms of timing and magnitude. Typically, each metric ton of reduced emissions is represented by an instrument known as a carbon offset. Businesses buy the offsets, with proceeds from the sale of credits accruing to the landowners and The Nature Conservancy. Buyers then use those credits to subtract an equivalent amount of emissions from their own ledgers. The urgency of the planet’s climate crisis is scientifically well appreciated, leading scientific bodies to warn that global emissions must be cut by half by 2030. Private sector participation has dramatically increased, but much of that corporate emissions-cutting is accomplished through buying offsets. There are four major online registries where companies buy offsets. These registries create methodologies outlining rules that offset projects have to follow. Once a project is set up, a third-party verifier must confirm that it follows these rules. Offsets can be sold only when the verifier has signed off.

There are numerous examples supporting this. A number of recent examples of recent corporate activity reducing their carbon footprints include:

•        J.P. Morgan Chase & Co., Inc. which paid almost $1 million to preserve forestland in eastern Pennsylvania.

•        The Walt Disney Company spent hundreds of thousands of dollars to keep the city of Bethlehem, Pennsylvania from aggressively harvesting a forest that surrounds its reservoirs.

•        BlackRock Inc. paid the city of Albany, New York to refrain from cutting trees around its reservoirs;

•        In 2020, Delta Air Lines Inc. vowed to allocate $1 billion over the next decade, much of it on carbon offsets, aiming to become the first carton neutral airline globally.

•        In 2019, Royal Dutch Shell plc announced plans to spend $300 million over three years on reforestation projects that will eventually generate offsets by increasing the amount of carbon trees and soil absorb.

•        Microsoft Corp. announced a goal to be carbon negative by 2030 and to remove its historical carbon emission by 2050.

•        Google LLC has announced it has eliminated its legacy carbon emissions since 1998 and will become carbon free by 2030, which will require them to buy millions of offsets.

We believe that the future of the world’s energy supply will include a substantive mix of low emission energy supply, as well as offsets to existing carbon utilization. For decades scientists, companies, and lawmakers searching for inexpensive ways to ratchet down emissions have viewed carbon offsets with great promise. By allowing companies or governments to pay, and take credit for, cheaper emissions reductions beyond their fence lines, the cost of addressing climate change becomes less formidable. It also allows industries with little flexibility, such as airlines, where cleaner biofuels are not yet widely available to power fleets, to start taking action to reduce their net emissions. Offsets will need to grow by at least fifteen times current production amount if the world is to eliminate carbon emissions by 2050, as estimated by Mark Carney, special envoy on climate action and finance to the United Nations and former governor of the Bank of Canada and the Bank of England, who started a task force, Taskforce on Scaling Voluntary Carbon Markets (TSVCM), to help boost the credibility and supply of offsets. The carbon offset market, originally introduced after the Kyoto Protocol took effect in 2005, required wealthy countries via the international climate treaty to reduce their greenhouse gas emissions and created a market for buying and selling carbon offsets to lower the cost of hitting these targets. However, about two-thirds of offset projects allowed into this market did not represent true emissions reductions, per analysis.

The trading of carbon credits can help companies, and the world, meet ambitious goals for reducing greenhouse-gas emissions. The TSVCM, sponsored by the Institute of International Finance (IIF) with knowledge support from McKinsey, estimates that demand for carbon credits could increase by a factor of 15 or more by 2030 and by a factor of up to 100 by 2050. Overall, the market for carbon credits could be worth upward of $50 billion in 2030. The market for carbon credits purchased voluntarily, rather than for compliance purposes, is important for other reasons. Voluntary carbon credits direct private financing to climate-action projects that would not otherwise get off the ground. These projects can have additional benefits such as biodiversity protection, pollution prevention, public-health improvements, and job creation. Carbon credits also support investment into the innovation required to lower the cost of emerging climate technologies. Scaled-up voluntary carbon markets would facilitate the mobilization of capital to the “Global South”, where there is the most potential for economical nature-based emissions-reduction projects. Given the demand for carbon credits that could ensue from global efforts to reduce greenhouse-gas emissions, it’s apparent that the world will need a voluntary carbon market that is large, transparent, verifiable, and environmentally robust. Today’s market, though, is fragmented and complex. Some credits have turned out to represent emissions reductions with questionable origin. Limited pricing data make it challenging for buyers to know whether they are paying a fair price, and for suppliers to manage the risk they take on by financing and working on carbon-reduction projects without knowing how much buyers will ultimately pay for carbon credits. The evolution of EU Emissions Trading System (EU ETS) acts as a cornerstone of the EU’s policy to combat climate change and its key tool for reducing greenhouse gas emissions cost-effectively. It is the world’s first major carbon market and has served to streamline the consistency of supply and payment, and the creation of a commercial market. Because our program is not expected to generate credits prior to 2024, the commercialization risk and capital expenditure to finance the project is largely expected to be funded by ongoing business operations.

Carbon credits can help companies to meet their climate-change goals. Under the 2015 Paris Agreement, nearly 200 countries have endorsed the global goal of limiting the rise in average temperatures to 2.0 degrees Celsius above preindustrial levels, and ideally to no more than 1.5 degrees. Reaching the 1.5-degree target would require that reduction of global greenhouse gas emissions by 50% from current levels by 2030 and reduced to net zero by 2050. Carbon credits are anticipated to be integral to meet these goals, especially in hard-to-abate sectors such as oil, aviation, steel and cement. At the COP26 conference in Glasgow, adding to the momentum, financial services firms with around $130 trillion in assets pledged to align their business with the net-zero goal. Specifically, The Net Zero Asset Managers initiative, which includes BlackRock, Vanguard and 126 others managing US$43 trillion of assets, are targeting net-zero emissions by 2050 across all their holdings. According to BlackRock, climate change is the #1 ESG issue for asset managers in the United States. We believe climate-related disclosures will encourage the purchase of carbon credits for those emissions that cannot yet be eliminated so companies can avoid reputational risk. The number of S&P 500 companies publishing sustainability reports in 2011 were 20%, by 2019 that number had grown to 90%. In 2019, 500 companies held net-zero targets; and by 2020 that number had grown to 1,565 companies. The number of companies with net-zero targets is now over 1,800.

To meet the worldwide net-zero target, companies will need to reduce their own emissions as much as they can while also measuring and reporting on their progress, to achieve the transparency and accountability that investors and other stakeholders increasingly want. For some companies, however, it is prohibitively expensive to reduce emissions using today’s technologies, though the costs of those technologies might go down in time. Moreover, at some businesses, certain sources of emissions cannot be eliminated. For example, making cement at industrial scale typically involves a chemical reaction, calcination, which accounts for a large share of the cement sector’s carbon emissions. Because of these limitations, the emissions-reduction pathway to a 1.5-degree warming target effectively requires negative emissions, which are achieved by removing greenhouse gases from the atmosphere.

Purchasing carbon credits is a mechanism for a company to address emissions it is unable to eliminate. Carbon credits are certificates representing quantities of greenhouse gases that have been kept out of the air or removed from it. While carbon credits have been in use for decades, the voluntary market for carbon credits has grown significantly in recent years. McKinsey estimates that in 2020, buyers retired carbon credits for some 95 million tons of carbon-dioxide equivalent (MtCO2e), which would be more than twice as much as in 2017.

As efforts to decarbonize the global economy increase, demand for voluntary carbon credits could continue to rise. Based on stated demand for carbon credits, demand projections from experts surveyed by the TSVCM, and the volume of negative emissions needed to reduce emissions in line with the 1.5-degree warming goal, McKinsey estimates that annual global demand for carbon credits could reach up to 1.5 to 2.0 gigatons of carbon dioxide (GtCO2) by 2030 and up to 7 to 13 GtCO2 by 2050. Depending on different price scenarios and their underlying drivers, the market size in 2030 could be between $5 billion and $30 billion at the low end and more than $50 billion at the high end. While the increase in demand for carbon credits is significant, analysis by McKinsey indicates that demand in 2030 could be matched by the potential annual supply of carbon credits of 8 to 12 GtCO2 per year. These carbon credits would come from four categories, avoided nature loss including deforestation, nature-based sequestration such as reforestation, avoidance or reduction of emissions such as methane from landfills, and technology-based removal of carbon dioxide from the atmosphere.

However, several factors could make it challenging to mobilize the entire potential supply and bring it to market. The development of projects would have to ramp up at an unprecedented rate. Most of the potential supply of avoided nature loss and of nature-based sequestration is concentrated in a small number of countries. All projects come with risks, and many types could struggle to attract financing because of the long lag times between the initial investment and the eventual sale of credits. Once these challenges are accounted for, the estimated supply of carbon credits drops to 1 to 5 GtCO2 per year by 2030.

High-quality carbon credits are scarce because accounting and verification methodologies vary and because credits’ co-benefits such as community economic development and biodiversity protection are seldom well defined. When verifying the quality of new credits, an important step in maintaining the market’s integrity, suppliers tend to endure long lead times. When selling those credits, suppliers face unpredictable demand and can seldom fetch economical prices. Overall, the market is characterized by low liquidity, scarce financing, inadequate risk-management services, and limited data availability. These challenges will require verification methodologies to be strengthened, and verification processes streamlined. Clearer demand signals would help give suppliers more confidence in their project plans and encourage investors and lenders to provide with financing. All these requirements could be met through the careful development of an effective, large-scale voluntary carbon market. Because of the disjointed nature of the market we believe a significant opportunity exists for us on the African continent. Today’s voluntary carbon market lacks the liquidity necessary for efficient trading, in part because carbon credits are highly heterogeneous. Overall, the inconsistency among credits, from aspect such as derivation, quality, or from volumes too small to generate reliable daily price signals means that matching an individual buyer with a corresponding supplier is a time-consuming, inefficient process transacted over the counter.

To streamline efficiency, a typical strategy would be for a company to establish its need for carbon credits by disclosing its greenhouse-gas emissions from all operations, along with its targets and plans for reducing emissions over time. To compensate for emissions from sources that it can eventually eliminate, the company might purchase and “retire” carbon credits, claiming the reductions as their own and taking the credits off the market, so that another organization is not able to claim the same reductions. It could also use carbon credits to neutralize the so-called residual emissions that it would not be able to eliminate in the future. The establishment of a digital and efficient reporting process would enable the transparency for the development of the market.

Limiting the rise of global temperatures to 1.5 degrees Celsius will require a rapid, drastic reduction in net greenhouse-gas emissions. While companies and other organizations can achieve much of the necessary reduction by adopting new technologies, energy sources, and operating practices, many will need to use carbon credits to supplement their own abatement efforts to achieve net-zero emissions. A robust, effective voluntary market for carbon credits would make it easier for companies to locate trustworthy sources of carbon credits and complete the transactions for them. Just as important, such a market would be able to transmit signals of buyers’ demand, which would in turn encourage sellers to increase supplies of credits. By enabling more carbon offsetting to take place, a voluntary carbon market would support progress toward a low-carbon future.

Limiting global warming to 1.5 degrees Celsius requires that global annual greenhouse-gas emissions be cut by 50% of current levels by 2030 and reduced to net zero by 2050. To achieve these goals, deep, broad-ranging, and rapid action to lower emissions must begin immediately across all sectors of the economy. As more companies commit to reaching net-zero emissions, they will be expected to show how they plan to meet these targets with an appropriate mix of direct emissions reductions and emissions offsets using carbon credits.

The world’s largest recorded reforestation project to date, the “Great Green Wall of Africa”, has covered only 4% of its target area but is more than halfway towards its 2030 completion date. The Great Green Wall was conceived in 2007 by the African Union as a 7,000km, or 4,350-mile, cross-continental barrier stretching from Senegal to Djibouti that would hold back the deserts of the Sahara and Sahel. Its supporters said it would improve livelihoods in one of the world’s poorest regions, capture carbon dioxide and reduce conflict, terrorism and migration.

To achieve the 2030 target for the Great Green Wall, it is estimated more than twice that area will need to be restored every year at an annual cost of $4.3 billion. By 2030, the initiative intends to restore 100 million hectares of currently degraded land, sequester 250 million tons of carbon and create 10 million green jobs. The results varied enormously from country to country. Ethiopia, which started reforesting earlier than other nations in the region, is a frontrunner, having reportedly planted 5.5 billion seedlings on 151,000 hectares of new forest and 792,000 of new terraces. Once complete, the Ethiopian initiative, which they named the “Great Green Wall,” will be the largest living structure on the planet, an 8,000 km natural wonder of the world stretching across the entire width of the continent. The initiative brings together African countries and international partners, under the leadership of the African Union Commission and Pan-African Agency of the Great Green Wall. The 11 countries selected as intervention zones for the Great Green Wall are Burkina Faso, Chad, Djibouti, Eritrea, Ethiopia, Mali, Mauritania, Niger, Nigeria, Senegal, and Sudan.

Other countries have lagged due to different geographies, levels of governance and economic development. Burkina Faso planted 16.6 million plants and seedlings and Chad 1.1 million, though both nations received more financial support for the project. A major problem is monitoring. Individual nations provide their own estimates, but there are doubts as to how many of the 12 million trees planted in Senegal, for example, have survived. Some scientists have expressed skepticism about creating walls of trees when grasslands can be more effective in certain regions. Shifting climate patterns have also slowed or reversed the expansion of some deserts. There is also greater political support for investing in soil restoration and water management of productive areas rather than planting trees in remote, sparsely inhabited areas. This has affected the objectives, if not the enthusiasm and effectiveness, of the project. Monitoring and evaluation are arguably the greatest of the obstacles.

Our reforestation commercialization program is expected to take longer than the balance of the agriculture and aquaculture programs to mature in terms of revenue generation. The initial phases will involve the initiation of a feasibility study on the Aleppo Pine species, a review of the applicability Conditions of Verified Carbon Standard (VCS), CCBS, and Relevant Methodologies, examination of risks including policy risks, market risks and project-level risks, and identification of Local Biologists and Local Community Specialists outline of approved VCS Auditors. Further steps to commercialization will include the project potential, Including co-Benefits and registration of project with VCS-Approved Registry. A First Verification Event is expected within approximately the next 24 months, which will initiate our ability to make commercial sales.

Expansion in Niger

Our expansion plans include a multiplication of our agricultural farmland in Niger. We have entered into definitive agreements with the mayor and local governments of Ingall and Aderbissinat under a 49-year lease term for the development of agricultural and carbon credit projects. The project will involve the planting of a minimum of one million (1,000,000) hectares of trees in each area, for an aggregate of 2 million hectares to optimize the production of carbon credits in an area to be mutually agreed upon by the Parties with access to an underground aquifer for irrigation purposes for the sale of carbon footprints as well as water and usage rights. Each Municipality will also allocate an additional one hundred thousand (100,000) hectares of land in favorable areas for commercial production for local and industrial consumption of alfalfa (or other biomass products) on a large scale following hydrological and soil studies. The program would be a component of the Great Green Wall. African Agriculture will be granted exclusive rights over the land for agricultural projects involving alfalfa (or any other biomass products) and environmental projects involving the sale of carbon credits, as well as rights to use the subsurface water for forty-nine (49) years over and under the areas of land allocated as to be confirmed post geological surveillance.

Niger, which is located in the heart of the Sahel, has a concentrated economy with agriculture accounting for approximately 40% of its GDP. Foreign direct investment in Niger reached US$8.2 billion in 2020. The mining sector, in particular uranium, has traditionally constituted the largest share of foreign direct investment in Niger. Niger is ranked 132 (out of 190 countries) in the 2020 Doing Business report published by the World Bank. This represents an increase of 11 positions compared to the previous ranking. Niger improved access to credit information by expanding the activities of the credit bureau and starting to provide data on utility companies. The government of Niger adopted various measures to attract more investment. These include revising the process of obtaining building permits, strengthening the system for settling disputes relating to the execution of contracts, improving the performance of the electricity sector and improving the registration and transfer of title deeds. Adopting a new investment code, reducing the minimum capital required to start a business and improving access to water are all efforts to encourage investment, mainly in the resource sector the main asset of the country. The government also improved its anti-corruption system and has asked to reinstate the Extractive Industries Transparency Initiative.

Mohamed Bazoum was elected president in elections held in December 2020 and February 2021, marking the first democratic transfer of power in the country’s history. Agriculture will benefit from the reopening of the border with Nigeria while the industrial sector will benefit from the increase in the global demand for, and boom in, oil production. Real GDP is projected to reach 6.2% in 2022 and approximately 10% as of 2023 with the initiation of oil exports post construction of an export crude pipeline.

In September 2017, Niger adopted a new Economic and Social Development Plan (PDES), which the World Bank used to prepare its Country Partnership Framework (CPF) with Niger for the 2018 to 2022 period. The World Bank’s strategy in Niger is based on three basic pillars that include boosting productivity and income in rural areas, developing human capital and social protection and strengthening governance. The goal is to accelerate economic and social development in Niger by tackling the obstacles that impede growth and poverty reduction efforts. On September 20, 2021, the World Bank was financing 19 national projects and 13 regional projects valued at $3.19 billion, including grants and loans. These projects support the development of several sectors including energy and extractive industries (15.1%), water and sanitation (13.5%), agriculture (10.2%), transport and infrastructure (9.9%), social protection and employment (9.1%), assistance with reforms (7.8%), health and nutrition (7.5%), education (7.4%), urban development, disaster management and resilience (6.4%), social sustainability and inclusion (5%), governance (4.4%), digital development (3.1%) and poverty and equitable growth (0.6%).

While fertility levels have declined rapidly in most parts of the world, many countries in the sub-Saharan African region of the Sahel have seen acceleration, leading to rapid population growth. The average woman in Niger, for example, has 7.2 children according to the Population Reference Bureau 2018 World Population Data Sheet. The average in developing countries is 2.6 children per woman.

With an annual growth rate of 3.8%, the world’s highest, Niger could see its population of 22.2 million nearly triple to 63.1 million by 2050. Half of the population of Niger is under the age of 15, representing a higher proportion than any other country.

Niger has one of the lowest electrification rates in the world at 10% of the population, or less than 1% in rural areas, according to the state-controlled electric power generator and transmission company, Société Nigérienne d’Electricité (Nigelec). The country is also ranked 189 out of 189 on UNDP’s Human Development Index and 3rd to last on the World Bank Human Capital index. Extreme poverty is an estimated 41.5% in 2019, affecting more than nine million people. It also faces many challenges to increase access to sanitation and potable water, particularly in rural areas where access to water is 44.2% and 7% for sanitation. 42% of children are stunted in Niger, and at risk of cognitive and physical limitations that can endure a lifetime. According to the Food and Agriculture Organization, 51.7% of the population, or 11.1 million people, suffered from severe food insecurity during the period from 2016 to 2018, whereas the average for Sub-Saharan Africa is 25.1%.

The agricultural resources in Niger offer significant potential. Freshwater rivers and lakes are subject to seasonal floods and droughts that can limit their availability for people and for agriculture. At present only 5% of arable land is irrigated. A study, the results of which were published by the International Atomic Agency, has quantified the water that is hidden under the surface in aquifers. Due to changes in climate that turned the Sahara into a desert over centuries, many of the aquifers underneath were last filled with water over 5,000 years ago. The scientists conducting the study collated their information from existing hydro-geological maps from national governments as well as 283 aquifer studies. The studies depict the total volume of water in aquifers underground, at 100 to 250 meters below ground level, is 100 times the amount found on the surface and the continent of Africa is sitting on a vast reservoir of groundwater. This correlates to the footprint of our land grant at Ingall and Aderbissinat. The team produced the most detailed map yet of the scale and potential of this hidden resource. Demand for water is set to grow markedly in coming decades due to population growth and the need for irrigation to grow crops. A study by the United Nations Environment Program (UNEP) and the World Agroforestry Centre found there is enough water falling as rain over Africa to supply the needs of approximately nine billion people.

We intend to explore numerous crops in our commercialization efforts in Niger, including the continuation of our alfalfa program, in the identical fashion, both duration, crop variety and sale process as we are pursuing in Senegal. Due to the inland nature of the operations in Niger, we anticipate the timing of the regional market development for alfalfa will coincide with commercial activities, and will mitigate the need for export and sea borne trade. Additionally, we intend to explore an additional variety of alfalfa configured for biomass, and its potential for use as a power source.

The Niger River, with a total length of about 4100 km, is the third-longest river in Africa after the Nile, Congo and Zaire Rivers, and the longest and largest river in West Africa. The irrigation potential has been estimated at 556,000 hectares, of which about 200,000 hectares fully controlled and the rest for partially controlled schemes. At present about 187,000 hectares are equipped in the Niger basin, but of this 57,000 hectares are already abandoned and of the remaining 130,000 hectares irrigated more than 60% need to be rehabilitated.

Through a technical cooperation (TC) regional project carried out from 2012 to 2017, the International Atomic Energy Agency (IAEA) initiated a study of confirmation of the British Geologic Survey of 2012. These studies had confirmed African subterranean water resources, identifying a substantial water reserve of up to 300 billion liters underneath Niger. The water is estimated to measure at two thirds of a million cubic kilometers. The water that’s available for human extraction measures at 100 times the total surface water on the entire continent, at a water of depth of 20m – 600m.

The Lullemeden sedimentary basin is located in Mali, Niger and Nigeria, with minor areas in Algeria and Benin. The study included location, overall topography, climatology, land use and vegetation types, exploitation and water supply, geology and hydrogeology of the Lullemeden Aquifer System. The Lullemeden Aquifer System provided water balance equipment and trained local scientists from 13 Member States — Algeria, Benin, Burkina Faso, Cameroon, Central African Republic, Chad, Ghana, Mali, Mauritania, Niger, Nigeria, Senegal, and Togo — to help manage joint water resources in support of sustainable socioeconomic development. Five main cross-border aquifer systems were studied and mapped during the initial phase: the Lullemeden aquifer system, the Liptako-Gourma-Upper Volta system, and the Senegal-Mauritania, Chad and Taoudeni basins.

The Lullemeden sedimentary basin covers a region of approximately 525,000 square kilometers with about 31,000 square kilometers in Mali, 434,000 square kilometers in Niger and 60,000 square kilometers in Nigeria. The current population in this area is approximately 15 million, with 65% in Niger and 34% in Nigeria. The Lullemeden basin is being utilized by wells from 40m to 100m deep, with a few deeper exploratory and production boreholes up to 600m depth, with flow rates generally between 20 and 100 cubic meters per hour (m3/hr). Our area of land allocated covers the basin.

The Kandadji Dam, is a large multipurpose dam under construction on the Niger River, and is a site of potential further expansion. The site is situated near the small town of Kandadji, Tillabéri Department, Tillabéri Region, Niger, 180 km northwest of the capital Niamey. It is being built by the Haut Commissariat à l’Aménagement de la Vallée du Niger (High Commission for Niger Valley), a public body under the Prime Minister’s Office. The dam will generate hydropower and is control the flow of the Niger River, holding water during the dry season to maintain a minimum flow and making downstream irrigation possible. It is this historically fertile area where our land and business operations are located.

According to the World Bank, the Kandadji Program will be implemented in three phases: Phase I, which started in 2009, comprises the Kandadji dam and its reservoir, the hydro-mechanical equipment for the 18 gates, economic and local community development, and implementation of environmental and social mitigation measures for resettled people; Phase II comprises construction of the hydropower plant, transmission lines, road, irrigated agricultural development, and expanded local and community development in the reservoir area and downstream, and Phase III focuses on the development of irrigated agriculture and the scaling-up of the economy and local community development of the region (including fisheries, livestock, agribusiness and trade.

In April 2021, the members of the National Assembly of Niger approved a bill authorizing the ratification of a financing agreement for the Kandadji dam. Other than the construction of the dam, the Kandadji dam project also includes building new access roads, the rebuilding of the town of Ayorou, and construction of a dozen new resettlement villages along the shores of the future reservoir.

Upon completion, the project especially the dam and reservoir will support irrigation of up to 45,000 hectares of land, which will increase agricultural production, boost food security, and improve living conditions downstream. It will also strengthen the country’s energy security through the production of electricity from the hydropower plant, supply clean and safe drinking water to those living nearby, and create jobs by providing opportunities for people to learn and develop new skills and supporting livelihoods.

Our reforestation program would be a component of The Great Green Wall project We intend to explore the growth of both species such as the Aleppo Pine or Acacia Gum for their sequestration potential, as well as other species native to semi-arid conditions that have the potential to generate VCUs, as well as to generate concurrent revenue via their existing product. As a business model, we intend over time to replicate and build upon successes in Senegal and Niger in order to scale the impact and profitability of the Company. We expect to use a plant species named Portulacaria afra that will enhance our ability to enhance carbon sequestration. This succulent shrub, more commonly known as Spekboom, has small, round leaves and is indigenous to the desert areas of Southern Africa. Spekboom, also called the dwarf jade plant or porkbush, doesn’t need to be cultivated in a nursery before planting, which requires capital and time resources. The intentional result is that one ton of CO2 can be captured for approximately less than a tenth of the cost of sinking the equivalent carbon by planting trees in temperate or tropical forests. Spekboom’s resilience is also driven by its ability to switch between daytime and night-time photosynthesis for the additional resilience it affords. The maximum recorded rate of carbon sequestration in a spekboom thicket is 15.4 tons of CO2 per hectare per year.

Market Overview

Commercial Farming

Senegal is one of the most stable countries in Africa, with S&P Global Ratings maintaining a B+ with a stable outlook for the country. Senegal is a strong regional performer with respect to measures of perceptions of corruption. This positive result is the result of long-term development processes by the local government, principally traditions of respect for the rule of law and competitive democratic government. Senegal’s positive ranking relative to neighboring countries in West Africa on international corruption indices owes much to its history of respect for the rule of law, democratic government, and openness to civil society and a free press. Senegal’s score is 45 on a scale of 0 to 100 and ranks 67th out of 180 countries measured on Transparency International’s Corruption Perceptions Index for 2020. For comparison, the top index score is Denmark and New Zealand, with 88 points. Syria, Somalia and South Sudan come last, with 14, 12 and 12 points, respectively. Senegal’s stable political environment, favorable geographic position, strong and sustained growth, and generally open economy offer attractive opportunities for foreign investment. Additionally, the Government of Senegal welcomes foreign investment. According to data from the United Nations Conference on Trade and Development (UNCTAD), Senegal’s stock of foreign direct investment (“FDI”) increased from $3.4 billion in 2015 to $6.4 billion in 2019.

On June 7, 2021, the International Monetary Fund (IMF) approved a US$650 million Stand-By Arrangement (SBA) for Senegal. Fitch Ratings Inc. predicts Senegal’s gross domestic product (GDP) will grow by 5.2 percent in 2021, which surpasses estimates for the broader Sub-Saharan African region. The President of Senegal, Macky Sall, estimates the growth in GDP to reach 7.2% in 2022 and 13.7% in 2023. President Sall said that this double-digit GDP growth expected in 2023 will be the result of the first year of exploitation of oil and gas resources. On May 12, 2020, the World Bank approved a US$150 million loan from the International Development Association, a member of the World Bank Group that makes loans to eligible countries on a concessional basis, to support Senegal in strengthening agricultural productivity and helping build resilient, climate-smart and competitive food systems. On December 10, 2018, the U.S. Government’s Millennium Challenge Corporation (MCC) and the government of Senegal signed the new five-year $550 million MCC Senegal Power Compact. On April 23, 2021, during the government meeting, President Sall reinforced his support for agriculture with the objective of developing the country’s food security and to produce and consume locally. President Sall decided to renew the financial subsidies support of 60 billion CFA francs ($110.8 million) for the 2021/2022 agricultural campaign. Senegal also holds a bilateral trade agreement with the United States, that has been in place since 1990.

The cattle market in the ECOWAS region, that incorporates Senegal and Niger, was tabulated at 100 million heads of cattle by the World Bank in 2020. The market in Senegal for alfalfa and cattle feed related products significantly exceeds the global price point, a number that correlates with the price point for fertilizers and other agricultural equipment such as tractors. This is partly due to logistical challenges and the high prices of imports that may incorporate items that attract duties and taxes as high as 200% . The market is expected to expand substantially in Africa as protein incorporated in diets grows from an estimate of 25% of that of western consumption. While the necessity for alfalfa is transparently evident, due to the relatively small amount of heads of cattle per owner, the market will take some time to develop. We are expecting access to animal fats by-products, as we expand commercially into biofuels, to be an additional major competitive advantage for that sphere of market participation.

United States Interests in Africa

Economic development initiatives in Africa are beneficial to the United States for numerous reasons, according to the George W. Bush Institute at Southern Methodist University. They include, amongst others:

•        The United States’ interests are served when it gains access to consumers of goods and services in hypergrowth economies. For example, the African Growth and Opportunity Act (AGOA), which Congress passed in 2000, targeted Sub-Saharan Africa. The program fosters market-based economic growth and develops trade relationships by providing eligible nations duty-free access to the U.S. for certain products. AGOA ensures African entrepreneurs can take advantage of access to the U.S. market at no cost to U.S. taxpayers.

•        Strong economic growth in Sub-Saharan Africa, where average GDP growth in the region was two points higher than the world average from 2001 – 2013, has the potential to consume large amounts of goods and services. The first phase of agricultural development at our LFT Farm contemplates the use of U.S. irrigation, channeling, research, feasibility studies, tractors, machinery and agronomy material, all derived from U.S. sources.

•        The opportunity in Africa is substantial. With 200 million people between the ages of 15 and 24, a figure anticipated to double by 2045, Africa has the youngest population in the world, with the continent standing at the early stages of a demographic explosion.

•        There are more women entrepreneurs across the continent of Africa than anywhere else in the world. In places like Ghana, Nigeria, and Zambia, women business owners outnumber their male counterparts. When women have equal access to the economy, their children are healthier and more educated, their communities more prosperous, and their countries more stable. Global economic integration in Africa, especially for women, creates a ripple effect, breaking poverty cycles and ensuring stability at local, national, and global levels.

•        In 2019, prior to the Covid-19 crisis, there were 64 countries globally with public debt over a threshold of 60% of GDP. Only a third of these were African. However, 100% of the 12 countries from the 64-country grouping that were classified by the IMF and World Bank as high-risk or in debt distress were African.

Fishery and Aquaculture

Aquaculture, the breeding, rearing, and harvesting of fish, shellfish, algae, and other organisms in all types of water environments, was introduced in the early 1980s but grew slowly until 2010. Following the establishment of the National Aquaculture Agency, Global production increased significantly and exceeded 2,000 tons by 2016, thanks mainly to the expansion in tilapia farming, but fell to under 1,000 tons by 2018.

Aquaculture involves interventions in aquatic rearing process to enhance production, such as regular stocking, feeding, and protection from predators. Aquaculture farming involves 580 species that are currently farmed all over the world, representing a wealth of genetic diversity both within and among species. The growth of the aquaculture market can be attributed to changes in the food consumption pattern of people all around the world. The expansion of retail market and easy availability of the product through various sales channels make it convenient for consumers to purchase packaged aquaculture, which drive the sales figures. The aquaculture industry provides high-quality and disease-free fish by rearing fish in an environment that meets hygiene standards. Aquaculture activity is also utilized by industries to conserve species that are on the verge of extinction.

The Aquaculture sector employed 780 Senegalese in 2012, the last year that FAO provided such figures. Senegal has good potential for rice-fish culture development in irrigated areas. Fish and seafood contributed to about 43 percent of the intake of animal proteins in 2013, with a yearly consumption of 23.9 kg per person. Many of the 222 production sites registered in Senegal in 2017 are small producers. Many of these farms have closed, with the most common reasons being the lack of access to fry and quality fish feed. Such access is hampered by costs and obstacles to financing. The Senegalese aquaculture sector to this point has lacked organized professionals capable of improving the sector’s access to resources and of defending its stakeholders’ interests.

Roughly 90 percent of Senegal could be considered appropriate for commercial production of Nile tilapia and African catfish. The majority of the country sits on sedimentary-unconsolidated and consolidated-intergranular/fracture flow aquifers with high to very high productivity. Annual precipitation totals range from in excess of 140 cm in the southernmost region to less than 40 cm in the north. At the present time there are several programs in Senegal involved with aquaculture and training. These include:

•        PRIAS: Projet de Résilience au Changement Climatique (Project for Climate Change Resilience);

•        PROVAL: Programme de Valorisation des Eaux et Chaînes de Valeurs (Waters and value Chains Promotion Program);

•        AGRI JEUNE: Agricultural Project for Youth;

•        PPDC: Projet de Pôle de Développement de la Casamance (Casamance Development Pole Project);

•        PUMA: Programme d’Urgence pour la Modernisation des Axes Frontaliers (Urgency Project for Border Sites Modernization);

•        FAO programs in country; and

•        ANA Agence Nationale de l’Aquaculture (Aquaculture National Agency) programs.

The dairy protein market in Africa attained a value of US$0.7 billion in the year 2020 and is expected to reach US$1 billion by 2026, growing at a CAGR of 6.2% in the forecast period 2021 to 2026. The dairy protein market in Africa is driven by the rapidly rising adoption of a healthy lifestyle by the consumers, coupled with growing awareness about the dairy protein benefits. The protein supply is dominated by the vegetal sources of protein, followed by meat, dairy, fish, and shellfish, and other products.

Global Average Protein Consumption (grams per person per day)

	Year
	1990 – 92	1995 – 97	2000 – 02	2005 – 07
World	76	80	82	85
Developing countries	69	74	76	80
Africa	57	58	59	62
United States of America	109	111	113	114

Source:  Dietary protein requirements, British Nutrition Journal, Cambridge University Press: August 1, 2012

Carbon Offset

A carbon offset broadly refers to a reduction in greenhouse gas emissions or an increase in carbon storage, for example through land restoration or the planting of trees, that is utilized to compensate for emissions that occur elsewhere. A carbon offset credit is a transferrable instrument certified by governments or independent certification bodies to represent an emission reduction of one metric ton of carbon dioxide, or an equivalent amount of other greenhouse gasses. The purchaser of an offset credit can retire it to claim the underlying reduction towards their own greenhouse gas reduction goals. Offset credits are used to convey a net climate benefit from one entity to another. The rationalization behind the carbon offset program is that because greenhouse gasses mix globally in the atmosphere, it does not matter where exactly they are reduced. From a climate change perspective, the effects are the same if an organization ceases an emission-causing activity or enables an equivalent emission-reducing activity somewhere else in the world. Carbon offsets are intended to make it easier and more cost-effective for organizations to pursue the second option.

The original credits were traded on the Clean Development Mechanism established via the Kyoto Protocol in 1997, but shortly thereafter the carbon markets experienced a large correction in carbon prices due to the unreliability and non-standardization of projects. With improvement in baseline and monitoring methodologies, the market has dramatically expanded. Over eight billion carbon allowances changed hands in the EU ETS in 2020, almost 20% more than in 2019, according to a report by Refinitiv, with the value of the global carbon market increasing by 20% in 2020 to $272 billion. Global growth factors include a 2030 climate target for Europe, the Western Climate Initiative and the Regional Greenhouse Gas Initiative. CORSIA, or the United Nation’s effort to mandate carbon offsetting by airlines for their emissions growth, and well as new IMO standards in shipping are additionally expected to substantially boost demand. On December. 8, 2020, seven U.S. senators introduced the 45Q Carbon Capture, Utilization, and Storage Tax Credit Amendments Act of 2020 to optimize the 45Q tax credit that supports carbon capture and storage deployment as a critical means for achieving a net-zero emissions in the U.S. economy by mid-century. On December 11, 2020, exactly one year after the European Commission proposed to strengthen the bloc’s climate ambition as part of its Green Deal, European leaders solidified a target to bring emissions down by at least 55% compared with 1990 levels from a previous 40% reduction target. On February 1, 2021, the China national carbon market rules were adopted.

Carbon markets exist under both mandatory (compliance) schemes and voluntary programs. Compliance markets are created and regulated by mandatory national, regional, or international carbon reduction regimes. Voluntary markets function outside of compliance markets and enable companies and individuals to purchase carbon offsets on a voluntary basis with no intended use for compliance purposes. Compliance offset market credits may in some instances be purchased by voluntary, non-regulated entities, but voluntary offset market credits, unless explicitly accepted into the compliance regime, are not allowed to fulfill compliance market demand. The Taskforce on Scaling Voluntary Carbon Markets, sponsored by the Institute of International Finance, estimates that demand for carbon credits could increase by a factor of 15 or more by 2030 and by a factor of up to 100 by 2050.

The worldwide power related biomass market is projected to be worth US$108.64 billion by 2027, registering a CAGR of 10.5% during the forecast period of 2021 to 2027, The biomass market was valued at US$54.1 billion in 2020. Technologies such as green ammonia, where hydrogen derived from water electrolysis powered by alternative energy replaces hydrocarbon-based hydrogen, making ammonia production virtually carbon dioxide — free, biodiesel as a renewable, biodegradable fuel manufactured from vegetable oils, animal fats renewable diesel fuel or R50 made from used cooking oil, non-consumable food waste and 50% diesel fuel, and bio-aviation fuel will have its future in lignocellulosic biomass, of which alfalfa holds the largest caloric content, in the most available commercial quantities (Cheng and Brewer, 2017), all form the major constituents of this market growth and substantiation. These products are chemically identical to petroleum gasoline, diesel, or jet fuel. Since they meet the same ASTM fuel quality standards as the petroleum fuels they replace, these biofuels can be used in existing engines and infrastructure. The opportunities associated with the use of renewable biomass, plants that take in sunlight and carbon dioxide and make solid materials, will be represented by our operations. Biomass has many benefits, primarily that it cannot be depleted like fossil fuels. With an abundance of plants in Africa, biomass could be a primary source of renewable energy that’s used as a sustainable alternative to fossil fuels.

Our Competitive Advantages

We believe that we have a number of competitive advantages in the management of our operations in Senegal that should be applicable to our enduring growth strategy elsewhere in the continent. These competitive advantages include the following:

Scalable Business Strategy

According to current World Bank data, approximately 60% of the world’s arable land is in Africa, with approximately 30,500 km (18,950 miles) of coastline, creating a scalable business strategy. Africa is composed of 54 sovereign countries, and three autonomous territories, with the world’s youngest and fastest growing population of any continent. The Sahara desert covers 3.6 million square miles (9.4 million square kilometers), nearly a third of the African continent, which is approximately the size of the United States (including Alaska and Hawaii). We believe that after a successful commercialization strategy in Senegal we will be in a position to replicate our model in numerous territories.

Contiguity of Land

The LFT Farm is located on 25,000 hectares, or approximately 62,000 acres of land. Due to economies of scale efficiencies, larger farming properties are believed to be of higher value than smaller properties, given the ability to improve yields, maximize revenue, and minimize costs. As a reference point, the average farm size in the United States is approximately 435 acres. By virtue of the large-scale nature of our operations, we believe our cost structure to be cost advantageous as opposed to smaller scale operators. This will be evidenced in our bulk purchasing and scale efficiencies in numerous categories including water irrigation and channels, farming equipment, labor resources, power access and corporate overhead. Our land grant in Niger, 200,000 hectares for agricultural purposes and 2,000,000 hectares for trees for purposes of carbon credits, further contribute to our scale efficiency.

Water Operations

The LFT Farm has sufficient water for irrigation. It islocated between the Atlantic Ocean, the Lac de Guiers and the Senegal River. The Lac de Guiers, adjacent to LFT, is approximately 43,000 acres and is directly connected to the Senegal River through a channel. The price per cubic meter of water is approximately 5%, of the cost of water on an acre-foot basis compared to Europe or the United States. The LFT Farm has over 110 km of water channels that have been developed and integrate with pivot systems. Because of the heightened drought and water shortfall in the western United States, which account for approximately 53% of the world’s exports of alfalfa, the cost and supply dynamics globally are expected to be sustainably disrupted, increasing the competitive profile of the LFT operations. In Niger, access to the underground water aquifer is an unique aspect of our operations, given the historically arid environment.

Natural Resources

Africa holds superior sun exposure, soil fertility, air quality, lower density of population, and the potential for higher cuts per crop versus other continents, yet due to inaccessibility to fertilizer and tractor technology and deprivation of modern farming techniques, reports one-seventh of the farming productivity yields of North America and Europe. Our LFT Farm engaged AGQ Labs, a leading agronomy company, specializing in agricultural chemistry, to perform an extensive and comprehensive soil and water analysis. AGQ Labs combines its focus in agricultural chemistry and specialized chemical engineering to monitoring plant-soil-water systems.

Operations and Experience

Our principal shareholder, management and Board of Directors collectively have over 400 years of experience on the African continent, in all spheres of agronomy, financing, management, auditing and systems management, farming management, farming operations, agriculture, aquaculture, commercial operations, export and diplomacy, making the team well suited to execute on our corporate strategy. We believe that in-country experience, local knowledge and operation reputation has a dramatic impact relative to hiring and retention of employees and government relations.

Logistics

Expanded port access within reach of the farm greatly expands our ability to export product, and converges the pricing of our alfalfa products to global pricing, especially in the area of the Arab States of the Gulf (Cooperation Council for the Arab States of the Gulf) where the price of alfalfa is at a considerable premium. The LFT Farm is located less than 85 km from the city of Saint Louis in Senegal, which is situated on the Atlantic coast of the country and includes port facilities, and approximately 300 km from the Port of Dakar and the new Blaise Diagne International Airport serving the country’s capital, Dakar. The new port in Saint Louis is anticipated to be completed in 2023, and is located approximately 60km from our farming operations. The new infrastructure will include a fishing port, a marina and a trade port. On December 2, 2020, local and state officials of Senegal held the inauguration ceremony for the Port of Saint Louis dredging and beacon project, with construction by China Harbour Engineering Company. Nouakchott, the capital of Mauritania and a regional transportation hub, is only 230 kilometers from the LFT Farm and is accessible through well-maintained road infrastructure. Dakar Port is managed by Dubai Ports World. The Blaise Diagne International Airport, completed in 2017, is operated by an international consortium formed to operate the airport for a 25-year period. We have business relationship in place with Maersk, which, as the world’s largest shipping container company, provides shipping services from 300 ports globally, delivering over 12 million containers globally per year. This will cover both the current port of Dakar, the newly constructed port of Dakar at Port du Futur, and Saint Louis which is in the late stages of construction.

Access to Power and Electricity

We anticipate building a 20MW solar power plant on the facility of the farm for commissioning in 2022, with expansion potential for up to an additional 40MW, with expansion potential pending our power necessity and corporate growth trajectory. Access to our own independent consistent power source, given the dearth of consistent power generation in West Africa, is seen as a differentiating feature of our energy intensive corporate strategy.

Cost of Financing

Central bank policy rates in most countries in Africa are in excess of 10 percent per year and, in some extreme circumstances, around 30 percent. This makes access to financing for basic farming equipment such as tractors and farmers, and yield enhancing supplies such as fertilizer difficult to the average farmer in the United States. Additionally foreign exchange is typically inaccessible, and expensive to access should this be available. When coupled with long lead times to rotate crops, high financing costs negatively impact a farmer’s ability to optimize crops relative to sale price or end user demand. Additionally, short-term credit and borrowing facilities are relatively scarce compared with the abundance of financing sources available in the United States. This offers us a distinct competitive advantage in our ability to access liquidity in both equity and debt capital markets.

Material Contracts

We have collaborations and contracts in place with various suppliers, customers, academic, third-party management and government institutions. These relationships vary from exclusive to semi- exclusive to preferred based on the contract, and create the efficiency of our business operations, access to training, and access to capital resources. Below is a summary of the material terms of the material contracts we have in place.

FGM International. In July 2021, we entered into a service contract with FGM International, a leader in agricultural project implementation, to provide independent advice to secure the first year of alfalfa production for the 25,000 hectare project we are developing in the St. Louis region of Senegal. Pursuant to the service contract, FGM International began providing consulting services, agricultural advice, agronomy optimization, pre-feasibility and farm planning based on their similar template experiences to LFT, from July 2021 and we will continue to use their services for the foreseeable future. Both the Company and FGM International have the right to terminate the agreement upon 30 days’ prior written notice if, as a result of force majeure, either party was unable to perform a substantial part of the services for a period of at least 30 days or if either party did not fulfil its obligations pursuant to the agreement. The total price for the services paid to FGM International was €14,500.

Willing Hands AS. In December 2021, we entered into an agreement with Willing Hands AS, a non-profit organization seeking to reduce food waste to develop a commercial fish farming and capture fisheries project in Senegal. Pursuant to the agreement, the Company will pay Willing Hands AS a total of $100,000. The agreement will remain in effect until the completion of the services or the earlier termination of the agreement by either party. Either party has the right to terminate the agreement if the other party is in material breach of the agreement and has not remedied the situation within 60 days after written notification despite being requested to do so by the other party.

Dr. Putnam. In September 2021, we entered into an Engagement and Advisory Agreement with Dr. Daniel H. Putnam, a global expert on forage quality and water use efficiency under irrigation and on mitigation strategies for sub-optimal conditions who has significant expertise in alfalfa production and comparative alfalfa yields to consult to the Company and bring worldwide best practices to Senegal. The initial term of the agreement commenced on September 13, 2021 and is subject to mutual renewal or non-renewal on 30 days’ prior written notice. As compensation for Dr. Putnam’s services performed pursuant to the agreement, the Company agreed to pay Dr. Putnam a monthly retainer of $7,000/month and on-site visit consulting fees to be determined at a later date. Dr Putnam’s scope of responsibilities entail agronomy advice, commercial advice, comparative yield assessment, and general technical and research support.

Relationship with U.S. Government and Academic Institutions

We have been approved to be a member of the U.S. Agency for International Development’s Finance and Investment Network, an international development agency. We anticipate that this will enable us to apply for US grants, as well as access US government resources on a selective basis. USAID is an independent agency of the United States federal government that is primarily responsible for administering civilian foreign aid and development assistance. This will enable us to apply for US grants, as well as access to US government resources on a selective basis. We signed a non-binding collaborative agreement with The Louisiana State University AgCenter to train, develop and transfer educational skills to local Senegal communities and technically enhance knowledge in the fields of cattle nutrition, carbon absorption and offsets, and management of fish resources and sustainability. We expect to finalize the terms of the training and developmental project under the collaborative agreement by July 1, 2022.

Our Business Strategy

We have three primary business strategies: Agriculture, Aquaculture and Environmental Carbon Offsets.

In agriculture, our primary asset will be the 25,000-hectare LFT Farm in Senegal. After our 340-hectare pilot, our focus will be on the development of the additional acreage in a methodical fashion at the LFT Farm, optimized on a non-dormant alfalfa variety. While the market for cattle feed is expected to develop locally and regionally, the immediate customer base will likely be Saudi Arabia and the United Arab Emirates. In those markets, the production of forage crops is banned and a large quantity of the 14 million tons per year necessary is imported from the United States. The supply conduit is deemed unsustainable for water supply related reasons. We anticipate growing identical crops in an identical fashion outside of Senegal, in the Niger River Valley. We expect to supply approximately a third of the current market with these two properties. The advantage of alfalfa, which we expect to produce ten cuts per year, is that it is a profitable and relatively fast production crop that can be produced efficiently in the environment where we will operate.

In aquaculture, we anticipate growing tilapia in our water channels as part of our fertigation program in conjunction with Willing Hands. It generally takes between seven and nine months for a tilapia to grow to maturity and we anticipate harvesting them then at approximately 1.25 pounds, which yields two four-ounce fillets. Plants achieve optimal growth potential at 73°F regardless of environment, which make our channels at our LFT Farm an optimal environment. The system is a closed circle, by using the fish’s waste as a natural fertilizer saving 95% of the water used in traditional agriculture. Leaf surface fertilization with liquid fertilizer produced from amino acids constitutes a potentially important source of nitrogen and is important for plant production. Fish emulsion is a fertilizer that is a half-decomposed mixture of finely ground up fish. It is then dried to kill micro-organisms. Fish emulsion contains up to 5% nitrogen with several trace elements that help improve soil microbes, resulting in more plant building blocks. We intend to participate in both of marine and freshwater aquaculture when our refrigeration facilities are established. We also intend to manage the wholesale purchase of fish from local fisherman, initially in Senegal and secondarily in East Africa, and in conjunction with processing, refrigeration, financing and logistics locally, ultimately adding sales and distribution to wholesalers in consumption markets in Europe and the Middle East.

We intend to deploy certain of our cash flow from operations into the creation of a reforestation program. We anticipate that our carbon offset production will generate carbon credits to be sold on a global carbon emission market via a reforestation program in areas adjacent to the LFT Farm initially, specifically from the Aleppo pine species, typically indigenous to semi-arid conditions. The markets for these credits increased substantially due to both corporate and government awareness and acceleration in terms of timing and magnitude. Typically, each metric ton of reduced emissions is represented by a financial instrument known as a carbon offset. In Niger, we have entered into agreements with the mayor and local governments of Ingall and Aderbissinatt under a 49-year lease term for the development of agricultural and carbon credit projects on the periphery of the Sahara desert. The project will involve the planting of a minimum of one million (1,000,000) hectares of trees in each area, for an aggregate of 2 million hectares to optimize the production of carbon credits in an area to be mutually agreed upon by the Parties with access to an underground aquifer for irrigation purposes for the sale of carbon footprints as well as water and usage rights. Each Municipality will also allocate an additional one hundred thousand (100,000) hectares of land in favorable areas for commercial production for local and industrial consumption of alfalfa (or other biomass products) on a large scale following hydrogeological and soil studies.

Given our access to large customers with a variety of nutritional needs, the potential for byproducts, logistics and technology applications, scalable land and water assets, we anticipate additional business lines and revenue opportunities may emerge over time. This may include the production of additional breadth of crops, the management of cattle, opportunities in dairy, more expansive fish breeding, and ammonia and fertilizer production.

Environmental, Sustainable and Governance (ESG) aspects of Corporate Behavior

We are committed to promote all aspects of environmental, social and governance issues in our conduct and business. Doing Business 2020 Senegal of World Bank Group has measured the strength of minority shareholder protections against misuse of corporate assets by directors for their personal gain as well as shareholders rights, governance safeguards and corporate transparency requirements that reduce the risk of abuse. The Doing Business project’s 2020 Protecting Minority Investors Score for Senegal is 44.0, which is above the 38.5 regional average for Sub-Saharan Africa.

Carbon offset production will generate verifiable carbon units (VCUs) via a reforestation program in areas adjacent to our commercial farming properties, specifically from the Aleppo pine species for sale to the growing global carbon emission market. Furthermore, the program will further act to prevent desertification of the Sahara desert, and the encroaching elimination of arable land, fertile topsoil and water reservoirs. Global adherence to Kyoto Protocol and COP26 strategies for global emission offsets is expected to grow substantially at both at private sector and government level globally as both public and private sector companies adopt and accelerate environmentally aware corporate strategies.

The Sustainable Development Goals (“SDGs”), also known as the Global Goals, were adopted by the United Nations in 2015 as a universal call to action to end poverty, protect the planet, and ensure that by 2030 all people enjoy peace and prosperity. The seventeen SDGs are integrated, and recognize that action in one area will affect outcomes in others, and that development must balance social, economic and environmental sustainability. We believe that the intent and goals of our current and potential future operations are aligned with the SDGs. These goals include elimination of poverty, zero hunger, health and well-being, quality education, gender equality, clean water and sanitation, affordable and clean energy, economic growth, industry, innovation and infrastructure, reduced inequalities, sustainable cities and communities, responsible consumption and production, climate action, life below water, life on land, peace, justice and strong institutions. We hope our business will address the 17 SDGs as follows:

1.      Elimination of Poverty.    We are creating employment in a region with 22.6% unemployment as of the first quarter of 2021.

2.      Zero Hunger.    We will create protein for animals, thereby feeding dairy cattle for milk production and cattle for beef production on the African continent. The global consumption of total protein in 2005 through 2007, based on disappearance values of food, was estimated to be 85g protein per person, per day. Africa has a daily per capita value of 62g per person per day, per the WHO. Alfalfa is a high-protein roughage which is usually about 15% to 25% crude protein, over 50% total organic nitrogen and high in calcium. Alfalfa and corn generally complement each other and can form the basis for cattle diets.

3.      Health and Well-Being.    By providing economic development and job creation, we aspire to enhance lives, as the injection of spending may increase the average income in local communities and regions in which we operate.

4.      Quality Education.    We are working with leading academic institutions such as the Master Research and Training Agreement we entered into with LSU to transfer skills and broaden education access through training and educational curriculum

5.      Gender Equality.    We compensate all our employees and consultants predicated on skill and meritocracy, agnostic to gender, and are committed to equality.

6.      Clean Water and Sanitation.    We are utilizing water filtration and pumping technology to enhance the cleanliness and availability of the water supply for the local populations in the regions where we operate.

7.      Affordable and Clean Energy.    We have commissioned a 100% fully solar renewable power plant on our LFT Farm.

8.      Decent Work and Economic Growth.    We hope to create employment in each environment where we operate.

9.      Industry, Innovation and Infrastructure.    As the cost of alfalfa production continues to rise in the United States, which accounted for 53% of the world’s alfalfa exports in 2019 (Source NAFA National Alfalfa and Forage Association) , we are creating a large scale alfalfa farm increasing alfalfa production in an emerging market country. In addition, we are applying recent scientific and technical practices available to enhance productivity, mitigate emissions and open up a new industry in the Senegalese region.

10.    Reduced Inequalities.    We are deeply committed not only to philanthropy, but to our employment and promotional practices related to gender equality.

11.    Sustainable Cities and Communities.    From energy to water to food production and consumption, to our fertilizer use to promote growth, to our byproduct management of nitrogen and animal fats, we aspire to have a closed-loop sustainable system.

12.    Responsible Consumption and Production.    We allocated part of our land to the community as part of our philanthropy and community service and have no by-products or emissions, while striving to absorb carbon. Alfalfa plays a significant role as a type of livestock forage for animal feed, due to its high protein and digestible fiber content.

13.    Climate Action.    To build our reforestation program, we have binding agreements with local governments in the Ingall and Aderbissinat to plant a minimum of one million hectares of trees in each area, for an aggregate of 2 million hectares. This also allows us to create a carbon sequestration program destined to lower carbon emissions and encourage Western companies to do the same.

14.    Life Below Water.    We anticipate our aquaculture program will manage the wholesale purchase of fish from local fisherman, initially in Senegal and secondarily in East Africa and in conjunction with processing, much needed refrigeration, financing and logistics locally helping them to open up new markets in Europe and the Middle East. The commercial strategy for our aquaculture initiatives will be created in a sustainable manner by not overfishing in regions where bycatch is of great concern. In fact we aspire to be challenging the trawler business in those environments.

15.    Life on Land.    We expect our ability to grow alfalfa, which has the highest source of vegetation-based protein, will drive nutrition, local job creation and community development. In Niger, 60% of the entire economy involves cattle and livestock.

16.    Peace, Justice and Strong Institutions.    We are working with communities, philanthropy, and academia, such as LSU, and the U.S. Agency for International Development. We are committed to sustainability, economic growth, education, and increasing jobs locally. We are working with local municipalities such as Fass Nagom in Senegal, and Aderbissinat and Ingall in Niger. In Senegal, we have a commercial dialogue with ANPIL, the local livestock association for local needs, specifications and requirements.

Government Regulation

The United States is responsible for 53% of the world’s alfalfa exports, the majority of which is located in the western states. 80% of the Colorado river usage is for agriculture, half of which is for alfalfa. While the primary demand drivers of global nutrition were always part of the thesis, the supply side contracting is anticipated to create upward price pressure for the commodity. On August 16, 2021 the United States federal government declared the first-ever shortage of water on the Colorado River, triggering cutbacks in several states.

In terms of customs regulations, Senegal is a member of the West African Economic and Monetary Union (WAEMU) as well as the Economic Community of West African States (ECOWAS). Through these organizations, Senegal has adopted broad economic, import, customs, tariffs, and export regulations. Senegal abides by the ECOWAS Common External Tariff (CET) with a special import tax (TCI) on selected food products. The following documents are typically required for importing goods into Senegal: the supplier’s commercial invoice and the freight bill; the certificate of origin issued by the Chamber of Commerce of the country of origin; the packing list (document listing all parcels and their characteristics); authorization to import goods subject to quota (if applicable); the insurance certificate; the preliminary declaration of import (DPI) on values higher than or equal to FCFA 1 000 000 (USD 2000). This declaration must be domiciled in a local bank. Agricultural related machinery and phytosanitary products generally operate without tax or duties. The Senegalese Customs “les douanes Sénégalaises” clears all traded goods at the Port of Dakar, the Blaise Diagne International Airport, and road borders, and uses an online system called Gaïndé that covers all customs operations. According to the Investment Climate Facility for Africa, customs clearance in Senegal generally takes one day. At the Port of Dakar, imports are generally transported from the port facility in two days; the average truck turnaround time is about 23 minutes according to the United States Department of Agriculture.

In 2006, the Government of Abu Dhabi decided to gradually ban growing alfalfa and other animal feed grass to conserve the underground water reserves. To augment the shortfall in local production, the government entered the global hay importers market, awarding 600 thousand metric tons of hay to importers to be sourced globally. Over the years, the scheme has been extended to benefit farmers across the UAE, and importation of hay reached 2.5 million metric tons per year in 2016. On November 5, 2018, the Saudi government’s ban on cultivating green fodder became effective. The ban aims to reduce the pressure on the country’s already exhausted renewable water resources. According to an estimate by United National Development Programme (UNDP), 89% of freshwater in Saudi is spent in agriculture sector, and 57% of it is from non-renewable aquifers. The plan to phase out the local cultivation of green fodder by 2019 was issued by the Saudi Ministry of Water, Energy and Agriculture (MEWA) in December 2015.

Our Intellectual Property

We own trademarks and other proprietary rights that are important to our business, including our principal trademark, African Agriculture, Inc. All of our trademarks are registered with the U.S. Patent and Trademark Office. Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. We believe the protection of our trademarks, copyrights and domain names are important to our success. We aggressively protect our intellectual property rights by relying on trademark and copyright.

Competition

The agriculture industry is highly competitive and subject to rapid and significant technological change. While we have agricultural and farming experience and related scientific knowledge, we will face competition from both large and small agricultural companies in multiple countries, including Senegal and the United States.

The alfalfa market in which we operate is competitive and rapidly evolving. The market is largely dependent on cattle for meat production and dairy cattle nutrition, with many new brands and product offerings emerging in the marketplace. In the field of agriculture, we face competition from both established, well-known legacy alfalfa suppliers and emerging competitors in areas such as eastern Europe and central Asia. We compete based on various product attributes including protein content, fiber content, moisture, logistics, long term availability and price. We believe that we compete favorably across these factors taken as a whole. Select competitors include Anderson Hay, ACX Global, Bailey Farms, Aldahra, Grupo Oses, Gruppo Carli, Border valley Trading, Barr-Ag, Alfa tec, Standlee Hay, Sacate Pellet Mills, Oxbow Animal Health, M&C Hay, Accomazzo, Hiushan Dairy, Qiushi Grass Industry, Beijing HDR trading, Modern Grasslands and Inner Mongolia Dachen Agriculture, and numerous other small scale and local producers.

In the fisheries and aquaculture business, we have numerous, local, regional, national and global competitors, both at the wholesale purchase level in Senegal, and African east coast and at the wholesale sale level in Europe, the Middle East and the United States.

In the carbon offset and reforestation business, there are numerous groups operating under the Verified Carbon Standard (VCS), the Climate, Community & Biodiversity Standards (CCBS), and the American Carbon Registry (ACR). Numerous global companies are self-generating offsets, and carbon trading markets have been established in the European Union, Norway and the United States.

Partnerships

We are a partner and member of the USAID Finance and Investment Network. The United States Agency for International Development (USAID) is an independent agency of the United States federal government that is primarily responsible for administering civilian foreign aid and development assistance. USAID’s programs are authorized by Congress in the Foreign Assistance Act, which Congress supplements through directions in annual funding appropriation acts and other legislation. As an official component of U.S. foreign policy, USAID operates subject to the guidance of the President, Secretary of State, and the National Security Council. Congress passed the Foreign Assistance Act on September 4, 1961, which reorganized U.S. foreign assistance programs and mandated the creation of an agency to administer economic aid. USAID was subsequently established by the executive order of President John F. Kennedy, who sought to unite several existing foreign assistance organizations and programs under one agency. USAID became the first U.S. foreign assistance organization whose primary focus was long-term socioeconomic development.

In June 2021, we entered into a non-binding understanding with LSU to provide for a mutually-beneficial research project. Pursuant to the agreement, the project period is from July 1, 2021 to June 30, 2026. The final terms of the project and total amount to be paid to LSU has not yet been determined, but the intent of the partnership will be to train, develop and transfer educational skills to local Senegal communities and technically enhance knowledge in the fields of cattle nutrition, carbon absorption and offsets, and management of fish resources and sustainability.

We are working with A.P. Moller-Maersk, a large Danish multinational on the transportation, logistics and cold-chain implementation on an invoice basis, and a formal agreement is in process.

For our aquaculture development, we have an agreement in place with Willing Hands AS, a Norwegian company. The focus of the company is on the scoping, design, financing, building, operating and transferring of complete value chains, especially in industries where Norway is globally competitive. They enable industrial and sustainable development that catalyzes the creation of a competitive labor force, especially targeting emerging African markets. Willing Hands has active programs in Nigeria, Kenya and Uganda, amongst others. Willing Hands intends to build in collaboration with us, first in Senegal and then in Niger, a dedicated aquaculture facility for the breeding, nurture, commercialization and production of Tilapia for human consumption. In December 2021 we entered into an agreement with Willing Hands AS. Pursuant to the agreement, the Company will pay Willing Hands AS a total of $100,000. The agreement will remain in effect until the completion of the services or the earlier termination of the agreement by either party. Either party has the right to terminate the agreement if the other party is in material breach of the agreement and has not remedied the situation within 60 days after written notification despite being requested to do so by the other party. Under the terms of the agreement, Willing Hands will provide technology and knowledge transfer and provision of training. We will provide land and water resources. The economics of the agreement are expected to be included in a detailed matrix of responsibilities and profit and cost allocations in a definitive agreement, be executed by all parties, at or around the time of conclusion of the feasibility study.

Employees

As of March 3, 2022, we had 75 full-time employees. We also utilize independent contractors for various agricultural related services. None of our employees are represented by a labor union. We have never experienced a labor-related work stoppage. We treat our employees with respect and dignity and consider our relations with our employees to be very good.

Community Relations

We have numerous community and social development initiatives in place and intends to grow these with the progression of large-scale commercial activities. We hope to become a source of over 1,000 created jobs for the community. Additionally, we already utilized over 400 hectares over local land for rice and sweet potato from those pilots for the local community. Additionally, alfalfa for the benefit of local livestock and dairy cattle will be donated as part of a community program to the local community, and we have further allocated irrigated land to the local community. We also funded a local clinic which provides healthcare services free of charge to the local community. We also intend to directly support numerous local and international charities in Senegal and the ECOWAS region, including those causes focused on historical preservation.

In Senegal, we are building a museum dedicated to African Art and History. We are supporting a non-governmental organization (NGO) dedicated to abused women and children, and are supporting protein nutrition in diets. We will also host a bi-annual farm day in conjunction with harvests for the benefit of local communities. We have also committed to fund a Dinosaur Museum in Niamey with the University of Chicago, This museum will highlight three distinct eras of fossils, we believe the only one of its kind globally. Additionally, we are funding and developing women dedicated schooling regionally. We are evaluating additional community service-related programs including soccer stadiums, Malaria vaccines and environmental protection for the bird community in Saint Louis.

Legal Proceedings

We may be subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or cash flows.

Frank Timis is the majority shareholder of Global Commodities, our ultimate shareholder as well as the majority owner of Timiscorp. On June 13, 2019, an investigation was launched by the Dean of the Investigating Judges of the General High Court of Dakar in Senegal over the sale of gas contracts to British energy multinational BP. The contracts had been acquired by Timiscorp. The 19-month investigation involved two other publicly traded companies in the United States, BP and Kosmos. The BBC reported BP bought the Timiscorp stake in certain Senegalese gas fields for a cash consideration in 2017, in addition to a royalty payout. The examining magistrate heard evidence regarding allegations from numerous sources per court transcripts over 18 months and found all allegations unproven. On December 29, 2020, the High Court’s conclusion was that there were no grounds to pursue any persons for any offenses related to the allegations contained in the BBC report. The judge dismissed the case in its entirety, citing lack of evidence, on all counts.

Management

Executive Officers and Directors

Our executive officers and directors are as follows:

Name	Age	Position
Alan Kessler	46	Chief Executive Officer and Chairman
Russell Read	58	Director
Orim Graves	62	Director
Daphne Michelle Titus	64	Director
Ambassador Modest Jonathan Mero	61	Director
Ambassador Bisa Williams	67	Director
Harry Green	53	Chief Financial Officer

The following are brief biographies describing the backgrounds of the directors and executive officers of the Company.

Board of Directors

Alan Kessler, Chairman and Chief Executive Officer.    For the past decade, Mr. Kessler has been focused solely on the development of the African continent, integrating growth businesses in Africa with access to US based capital. Mr. Kessler has over 20 years of experience on Wall Street, starting his career in investment banking at Morgan Stanley, and subsequently investment research at Goldman Sachs. On the principal side, he has worked for various firms, including Oracle Partners and Frontpoint Partners, an investment vehicle owned by Morgan Stanley focused on emerging markets. Mr. Kessler has served as the Founder, Director and Chief Executive Officer of African Discovery Group, Inc. (“AFDG”), a publicly held, dedicated African business development company since its founding in 2017,. Mr. Kessler had been responsible for numerous advisory and capital raise for the benefit of Africa. Prior to founding AFDG, he served from 2014-17 as Managing Director at Ladenburg Thalmann, an investment bank that was one of the original founders of the New York Stock Exchange in 1876. Mr. Kessler serves as a board member of Ogelle, a Nigerian-based social media company, and Port Energy, a Senegal-based oil & gas exploration company. Mr. Kessler is the Founder of African Discovery Foundation, a philanthropic organization focused on charitable contributions for education and health care resources in Africa. Mr. Kessler holds a Bachelor of Arts degree in Economics from the University of Pennsylvania (cum laude) and a Master of Business Administration (MBA) degree from Columbia Business School. Mr. Kessler’s global financial and operational experience, and value creation history on the African continent, coupled with his management role as Chief Executive Officer, acted as testimony to his value to serve as a non-independent director of the Company.

Orim Graves.    Mr. Graves has been a member of our board of directors (the “Board”) since August 2021. Prior to joining the Board, Mr. Graves served as the Executive Director of the National Association of Securities Professionals (“NASP”) for more than ten years ending in 2020. NASP, founded in 1987, remains a trade organization advocating for diverse professionals and women within the financial services industry with more than 150 firms represented as members across the globe. Currently, Mr. Graves operates an independent consultancy to provide strategic and tactical investment advisory services, ESG integration, market strategy, and diversity equity and inclusion consulting to diverse clients across the global investment sector.

Mr. Graves previously served as a senior partner in a leading investment firm, as a senior consultant with a global investment consulting firm and as Chief Investment Officer for the City of Philadelphia Board of Pensions and Retirement where he provided expertise in investment performance attribution and evaluation, as well as asset allocation strategies specializing in non-traditional asset categories. Mr. Graves serves on numerous boards, including as investment committee chair of Dillard University, a historically black university in New Orleans, Louisiana. Mr. Graves earned his Bachelor of Science in Finance from Hampton University and an MBA in Finance from the University of Wisconsin. He is a CFA charter holder. Mr Grave’s breadth of corporate finance experience and deep knowledge of managing institutional US investment assets into the African continent, as well as operational experiences in growth businesses, acted as testimony to his value to serve as an independent director of the Company.

Ambassador Modest Jonathan Mero.    Mr. Mero has been a member of our board of directors since August, 2021. From 2016 to 2019, Mr. Mero served as Ambassador of the United Republic of Tanzania to the United Nations. Following his resignation from the United Nations in 2019, he co-founded and acted as Director of Independent Planners Ltd., focused on land use planning, land surveys, real estate, consulting and advisory services in Tanzania. Mr. Mero also consults on business strategies, international trade and risk management. Until his appointment on December 3, 2016, Mr. Mero was his country’s Permanent Representative to the United Nations, World Trade Organization and all international organizations in Geneva. Holding that position until May 2013, he was accredited simultaneously to the International Atomic Energy Agency, United Nations Industrial Organization, Comprehensive Nuclear-Test-Ban Treaty Organization and the United Nations system in Austria. Between 2007 and 2013 Mr. Mero was stationed at his country’s Permanent Mission to the United Nations in New York, where he served as Minster Plenipotentiary, Economic Adviser and Head of Chancery. From 2005 to 2006, he served as Head of Policy in the Ministry of Foreign Affairs and International Cooperation. Previously, Mr. Mero was a senior economist at the Ministry of Industry and Trade, from 1987 to 2004, and a trade policy adviser to the Executive Secretary of the Southern African Development Community from 2004 to 2005. Mr. Mero holds a Bachelor of Science degree from the University of Dar es Salaam in the United Republic of Tanzania, as well as a master’s degree in finance from the University of Strathclyde in the United Kingdom. Ambassador Mero’s breadth of political experience on the African continent, and established knowledge of East Africa, a vital part of our corporate expansion strategy, acted as testimony to his value to serve as an independent director of the Company.

Russell Read.    Russell Read, CFA, Ph.D. has been a member of our board of directors since August, 2021. Since January 2020, Dr. Read founded and led as Manager Partner, the C Change Group LLC (a Delaware Statutory Public Benefit Limited Liability Company), dedicated to developing transformative and sustainable infrastructure and related private equity, capable of materially improving the world’s utilization of natural resources, with a geographic focus on the Arctic/near-Arctic and the MEASA Region (Middle East, Africa, Southern Asia). From September 2018 through 2019, he served as Senior Advisor and Member of the Executive Committee for MSCI, engaging major international institutional investors for MSCI’s analytics and index product solutions. From May 2016 through August 2018, he served as Chief Investment Officer of the Alaska Permanent Fund Corporation, responsible for asset allocation and the investment class programs for America’s largest state sovereign fund. Previously, Dr. Read served the Chief Investment Officer for the California Public Employees’ Retirement System (CalPERS, America’s largest pension system) and Chief Investment Officer and Deputy Chief Executive Officer for the Gulf Investment Corporation (“GIC-Kuwait”, the development investor for the six GCC countries of the Arabian Peninsula). At CalPERS he launched its infrastructure program along with new initiatives in timberland, commodities, infrastructure, and environmentally-sensitive investing. He developed the first commodities-based mutual fund and related institutional products while at Oppenheimer Funds during the 1990’s. Dr. Read received his undergraduate degree in Statistics and graduate degree in Finance (MBA) from the University of Chicago and his master’s degree in Economics and doctorate in Political Economy from Stanford University (MA, PhD). He is a member of the Investment Funds Committee (IFC) for the US State of Wyoming and its sovereign wealth funds, and he formerly served as Chairman of the Investor’s Committee for the President’s Working Group on Financial Markets under Treasury Secretary Paulson. Dr Read’s breadth of global financial and operational experience, coupled with his fiduciary background, and investment management history on behalf of Sovereign and government entities acted as testimony to his value to serve as an independent director of the Company.

Daphne Michelle Titus.    Ms. Titus has been a member of our Board since August 2021. Ms. Titus is an alumna of the United States Department of State (DOS) Senior Foreign Service and a member of the United Nations Senior Women’s Talent Pipeline. Ms. Titus founded Mapasa Strategies, a renowned international consultant that assists both domestic and international clients in the realm of foreign affairs, with a special focus on Africa, Asia and the Americas, where she has worked since 2017. Prior to that, as one of the Department of State’s premier Africanists, senior consular officers and public diplomacy professionals, she was most recently detailed to the United States Agency for International Development (USAID) to serve as its Senior Advisor for the Addis Ababa Peace, Security and Cooperation Framework for the Great Lakes Region, based at USAID in Kinshasa, DRC. Ms. Titus’ most recent assignments before her detail were as the Counselor for Consular Affairs for U.S. Mission Nigeria, as the Senior Director/Diplomat in Residence for the National Capitol Region (DC, MD, DE, WV, NOVA, based at Howard University) and as the Foreign Policy Advisor (POLAD) for the Combined Joint Task Force – Horn of Africa in Djibouti. Diplomats in Residence are detailed from the Department of State to universities throughout the country to assist the Department with recruitment, build awareness of Foreign Affairs as a career path for candidates from all realms of endeavor and to assist universities and other entities in their assigned region with creating/enhancing Foreign Affairs-related programming and curricula. Foreign Policy Advisors are detailed from the Department of State to the Department of Defense (DOD) to assist selected commanders and their staff with identifying and addressing the foreign policy aspects of their military duties. Her previous positions include service as Embassy Nairobi’s Somalia Political Advisor in Djibouti, Regional Affairs Director/Senior Public Diplomacy Advisor/Policy and Coordination Officer in the Department’s Bureau of African Affairs Office of Public Diplomacy and Public Affairs, Deputy Chief of Mission/Charge d’Affaires in Banjul, The Gambia and at the U.S. Mission to the African Union, Addis Ababa, Ethiopia and as Senior Advisor/Domestic Operations Supervisor in the Bureau of Consular Affairs Office of Visa Services. Ms. Titus has also served overseas in Haiti, Cameroon, Kenya and Congo-Kinshasa (twice, both times as the Regional Consular Officer that provided daily support/personal service to consular offices throughout sub-Saharan Africa) as well as in Washington as a member of the Department’s Foreign Service Board of Examiners, its tenure/promotion/selection-out boards and as its Bilateral Western Hemisphere Affairs Officer in the Bureau of Democracy, Human Rights and Labor. She has traveled throughout Africa (including many visits to Sierra Leone) and Europe as well as to Saudi Arabia, Canada, Russia, Mexico, the Canary Islands, Guatemala, Turkey, Nicaragua, Honduras, Costa Rica, Martinique, Jamaica, the United Arab Emirates, Qatar, India, Burma, Cambodia, Japan, Korea, Hong Kong, the Dominican Republic and China. The recipient of numerous DOS, USAID and DOD performance awards, she is most notably an alumna of the London School of Economics and Political Science, the original International Career Advancement Program Fellowship cohort, The New College of California and the Industrial College of the Armed Forces (ICAF, now the Eisenhower School) at the National Defense University.

A member of the ICAF Class of 2005, she also received a diploma in Strategic Communications as well as ICAF’s Antonelli Award. Ms. Titus’s strong understanding of public and private sector interaction of the African continent, and breadth of political experience on the African continent, acted as testimony to her value to serve as an independent director of the Company.

Ambassador (ret) Bisa Williams.    Ms. Williams has been a member of our board of directors since August, 2021. Ambassador (ret) Bisa Williams co-founded Williams Strategy Advisors, LLC (WSA) with her brother, Paul T. Williams, Jr., in 2016. As managing director, she led WSA’s efforts to identify international and domestic clients seeking problem-solving advisory services. She also began providing pro-bono advisory services to the University of Chicago-affiliated NigerHeritage project to build a state-of-the-art dinosaur museum and cultural resource center in Niger. In 2017, Amb. Williams was contracted as Special Advisor on Mali by The Carter Center and charged with leading The Carter Center’s efforts as Independent Observer of Implementation of the Peace Agreement in Mali. She continues in that capacity to this day. She joined Yale University’s Jackson Institute for Global Affairs as Senior Fellow and Lecturer in 2020 teaching a graduate course on peacebuilding and continues in that capacity, as well. In addition, in 2021, the U.S. Department of State contracted Amb. Williams to serve as Senior Advisor on Africa for the U.S. Mission to the United Nations. She chairs the Board of Directors of Health & Development International (HDI), a not-for-profit development NGO which works in Africa, and is a Trustee on the Board of World Learning, a not-for-profit NGO focused on education, development, and international exchange. For most of her career, Ambassador Williams was a career member of the Foreign Service of the U.S. Department of State, serving tours in Guinea, Panama, Mauritius, Niger, France, the US Mission to the UN (NY), and Washington, DC, including two years at the National Security Council of The White House. As Acting Deputy Assistant Secretary of State for Western Hemisphere Affairs, she led the U.S. delegation to talks in Havana, Cuba, ending a seven-year hiatus of high level direct discussions. Her accomplishments were recognized in LeoGrande/Kornbluh book “Back Channel to Cuba”. Appointed by President Barack Obama in 2010 as Ambassador to Niger, Ambassador Williams holds the distinction of being the first Department of State officer to be awarded the “Agency Seal Medal” from the Director of the Central Intelligence Agency for exceptional contributions to U.S. national security while serving as Ambassador. Immediately after her tour in Niger, she served as Deputy Assistant Secretary in the Bureau of African Affairs. Ambassador Williams retired from the Foreign Service in 2015, having received numerous Superior and Meritorious Honor Awards from the Department of State. Ambassador Williams has authored or co-authored articles for Foreign Affairs Magazine, Al Jazeera, and Air Mauritius Magazine and appeared on various TV, radio, podcast, and webinar programs. She holds a Master of Science degree in National Security Strategy from the National War College of the National Defense University in Washington, DC and a Master of Arts degree in Comparative Literature from the University of California, Los Angeles. She received her Bachelor of Arts degree cum laude from Yale University. Ambassador William’s deep political experience on the African continent, and life-time history of foreign service, philanthropy and commitment to social responsibility acted as testimony to her value to serve as an independent director of the Company.

Executive Officers

Harry Green, Chief Financial Officer.    Mr. Green has decades of experience on the buy-side on both private equity and hedge fund platforms, where he has focused primarily on control investments across multiple industries. Since October 2020, he has served as the Chief Financial Officer of African Discovery Group, Inc. (OTC: AFDG”). Mr. Green also acts as a consultant to a fund which was raised to invest in minority depository institutions that primarily lend or facilitate lending to small businesses in low-and moderate-income areas or to low-and moderate-income individuals in order to promote community development, generate job growth and economic development. He assists the fund in establishing its back office operational and financial controls. In March of 2018, Mr. Green joined as a Partner at Onset Capital Partners, an opportunistic merchant bank platform focused on advising and investing in companies, from startups to established companies, within various industries. From 2012 until February 2018, he served as a Senior Member of Houlihan Lokey’s Illiquid Financial Assets practice, where he focused on providing strategic advice for Fund Mergers and Acquisitions, non-core asset disposition and strategic fund raising. Prior to that, Mr. Green worked on various hedge fund and private equity platforms including Plainfield Asset Management (a $5.5 billion hedge fund platform), ArcherPoint Capital Management (a partnership-based private equity platform he co-founded) and Doughty Hanson & Co.
(a multi-billion international private equity sponsor). He currently serves on the board of Choice Payment Solutions, a privately owned fintech SAAS business focused on providing point of service financing solutions. He has previously served on the boards of Skylink Aviation Limited, a privately-held air logistics business; MTI Holdings, Inc., a high mix, low volume contract manufacturer; North American Membership Group, the world’s largest lifestyle affinity membership organization; Dunlop Standard Aerospace Group, an integrated supplier of aftermarket parts and services to the aerospace and defense industry; PQS Acquisition Corp, North American business of FL Group, the largest independent blender and distributor of automotive lubricants; Knowles Electronics Holdings, Inc., a leading international manufacturer of technologically advanced products in micro-acoustics; and Tumi Inc., a leading, high-end luggage and business accessory brand amongst others. Mr. Green holds a Bachelor of Commerce and a postgraduate honors degree in Financial Accounting from the University of Witwatersrand in Johannesburg, South Africa, and an MBA from The Wharton School at the University of Pennsylvania.

Other Officers

The following are brief biographies describing the backgrounds of certain non-executive officers that we believe provide key services to our business.

Kiran Peethambaran Shylaja, Chief Technical Officer, Mr. Shylaja has over 15 years of experience in the field of plant tissue culture, specializing in horticulture and floriculture crops. Most recently, he has built and managed commercial high-tech tissue culture labs with the capacity to produce 7 to 10 million plants seedlings annually with 150 to 200 professional staff and has experience in large-scale farming, greenhouse production, and research and development. He has worked extensively in India and Africa serving as the former technical advisor at the Mekkele Institute of Technology, Ethiopia in the plant tissue culture and greenhouse division, where he played a vital role in producing 22 million sugar cane tissue culture plantlets to the Ethiopian sugar corporation in Addis Ababa. He has also held leading positions with well-known agriculture biotech companies in India and the Netherlands. His last 5-year tenure was with the subsidiary company of C Change Group LLC, USA where he served as the Chief Operating Officer of FAIM Africa LTD, Rwanda starting from 31st January 2016 and then he served as the Chief Executive Officer of C Change Africa, Mauritius (a subsidiary company of C Change Group LLC) with agriculture operations in Rwanda, DR Congo, Burundi, etc starting from May 2018 until February 2021. He earned a Master of Science (MSc) degree in Biotechnology from Bharathidasan University, India, and his MBA is in international business from Annamalai University in India.

Javier Orellana, Chief Operating Officer, Senegal Operations.    For the two years prior to joining African Agriculture, Mr. Orellana most recently held a position as Head of Operations at Bayer CropScience, a global enterprise engaged in healthcare, agriculture and high-tech materials, and one of the world’s leading innovators in the areas of seeds, crop protection and non-agricultural pest control, where he held responsibility for leading operations of the R&D center to obtain new vegetable cultivars. Prior to that, he worked as business development manager for AGQ Labs, from 2017-2020, one of the world’s leading agronomist institutions. While at AGQ Labs, he designed licensing agreements with partners in Russia, Senegal (involving Sahel countries), Georgia, Azerbaijan, Lebanon, Kingdom Saudi Arabia, Kenya, Egypt, Mali and France, and served as leader of Soil Factory Laboratory. Prior to that, he was Head of Spain & Portugal for Agrisearch UK Ltd. and Eurofins Agroscience Services Regulatory SL, a Leader in research and development services for the agriculture and food industries. There he managed sales, operations, financials and human resources, responsible for all residue, efficacy, ecotoxicology, soil and e-fate studies carried out in Spain and Portugal and tested facility management for good experimental practices and good laboratory practices, including as field Agronomist. Mr. Orellana holds a degree as an engineer in agricultural environmental from Universidad de Sevilla, with a specialty in “Hortofrutícolas y Explotaciones Agropecuarias.”

Elad Harzahav, Head of Logistics, and Technology Integration.    Mr. Har-Zahav has more than 20 years of military experience and expertise, in the last 20 year holding service at the highest levels of Israel’s security and intelligence and responsible for safeguarding both internal and external state security. In the last 10 years he served in key roles in the Israeli Government at the Prime Minister Office, In operational and staff positions, as the Head Of Projects at the forefront of Israel’s security and intelligence, and was responsible for driving complex technological projects integrating, innovating, developing, implementing and managing comprehensive technological and operational solutions, systems, platforms, and capabilities.

Edward Meiring, Head of Farming.    Mr. Meiring holds over 30 years of experience in the farming sector and as an Agricultural Specialist. He has produced numerous crops including tobacco, wheat and maize, serving previously as chairperson of a tobacco farmers study group of South Africa. For 14 years, he ran farming operations for Woolworths South Africa, supplying multinational conglomerates, including Woolworths South Africa, Marks and Spencer and Sainsbury’s with fresh produce. In 1996, Mr. Meiring introduced iceberg lettuce into the South African market. His agricultural projects on the African continent include the South African Government Department Rural Development and Land Reform; planning phase for sugarcane production in the Lavumisa area, Swaziland; feasibility studies in conjunction with the Dutch government on the agricultural opportunity in 4 countries (Botswana, Zambia, Kenya and Angola); in the Solwezi area in Zambia to production of bamboo sugarcane and pongamia (diesel tree); in Congo-Brazzaville, the identification of 50,000 hectares of arable land in the Niara valley close to Dolisi; in Sierra Leone the identification and mapping of 70,000 hectares over several kingdoms in the Mayomba district earmarked for agriculture development. He also acted as Project Director for the development of 124 000 ha in Nigeria exclusively for agricultural use. In cattle farming and game breeding, he has been involved in the farming of cattle (beef) and game breeding since 1998 consulting South African farmers. Mr. Meiring holds a Bachelor of Science (BSc) degree in Agriculture and a Plant Production degree from the University of Pretoria, having studied courses on Sustainable and Biological Farming under Doctor Graham Said (Australia). He holds numerous international accreditations (Hazard Analysis and Critical Control Point, EurepGAP and GLOBALG.A.P.) on sustainable farming and manufacturing of high-quality compost from University of Stellenbosch.

Technical Advisor

Dr. Daniel Putnam, Forage extension specialist, Department of Plant Sciences, College of Agricultural and Environmental Sciences, UC Davis. In his 27 years at the university, he has developed an outstanding applied research and outreach program in alfalfa — the largest acreage crop in California — and in other forage crops. He is a global expert on forage quality and water use efficiency under irrigation and on mitigation strategies for sub-optimal conditions, with a focus on the critical issue of salinity. He has developed a network of collaborators across the University of California and in industry, and he helped found the California Alfalfa and Forage Association, National Alfalfa Alliance, and the Western Alfalfa and Forage Symposium. He serves as the Chair, UC California Alfalfa Workgroup, Chair, California Hay Testing Consortium, Chair, California Alfalfa Symposium and the President, National Forage Testing Association.

Term of Office

Directors serve until the next annual meeting of our stockholders and until their successors are elected and qualified. Officers are appointed to serve at the discretion of our board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of Russell Read, Orim Graves, Daphne Michelle Titus, Ambassador Modest Jonathan Mero

and Ambassador Bisa Williams are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Diversity

The directors serving on our board come from diverse backgrounds that align with our business requirements, help us to address the risks to which our business is subject, and foster sound business judgments. We also believe that the composition of our board now complies with the newly adopted standards for diverse board composition under Nasdaq Listing Rule 5605(f), or the Nasdaq Board Diversity Rule, which rule was approved by the Securities & Exchange Commission on August 6, 2021. Under the Nasdaq Board Diversity Rule, we will be required to have, or explain why we do not have, at least two members of our board of directors who are diverse, including at least one diverse director who self-identifies as female and at least one director who self-identifies as an underrepresented minority or LGBTQ+. Nasdaq defines “diverse” to mean female, underrepresented minority or LGBTQ+, and defines “underrepresented minority” to mean an individual who self-identifies as one or more of the following: Black or African American, Hispanic or Latinx, Asian, Native American or Alaska Native, Native Hawaiian or Pacific Islander, or two or more races or ethnicities.

The Nasdaq Board Diversity Rule becomes effective as follows: we will be required to have, or explain why we do not have, at least one diverse director by the later of (i) August 6, 2023, and (ii) the date we file our proxy statement for our 2023 annual meeting of stockholders, and at least two diverse directors by the later of (i) August 6, 2025, and (ii) the date we file our proxy statement for our 2025 annual meeting of stockholders.

Family Relationships

There are no family relationships among any of our executive officers and directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten years, none of the following occurred with respect to a present or former director, executive officer or employee:

•        been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•        had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•        been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•        been found by a court of competent jurisdiction in a civil action or by the U.S. Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•        been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity;

•        or been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Committees of the Board of Directors

Our board of directors has four standing committees: an audit committee, a compensation committee a nominating and corporate governance, and a philanthropic and social development committee. Subject to phase in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee and nominating and corporate governance committee of a listed company each be comprised solely of independent directors. Each committee operates under a charter that complies with Nasdaq rules, have been approved by our board of directors on August 16, 2021 and has the composition and responsibilities described below.

Audit Committee

We have established an audit committee of the board of directors. Orim Graves and            serve as members of our audit committee, and chairs the audit committee. Under Nasdaq listing standards and applicable SEC rules, we are required to have, and currently have, at least three members of the audit committee, all of whom must be independent. Each of            , and            meet the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) under the Exchange Act.

Each member of the audit committee is financially literate, and our board of directors has determined that qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent registered public accounting firm’s qualifications and independence and (4) the performance of our internal audit function and the independent registered public accounting firm;

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

•        pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the board of directors. Daphne Michelle Titus,            , and            currently serve as members of our compensation committee. Under Nasdaq listing standards and applicable SEC rules, all members of the compensation committee must be independent.            and            are independent and Daphne Michelle Titus will chair the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and making recommendations on an annual basis to our board of directors with respect to (or approving, if such authority is so delegated by our board of directors) the compensation, if any is paid by us, and any incentive-compensation and equity-based plans that are subject to board approval, of our other officers;

•        reviewing on an annual basis our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of the board of directors. Russell Read,            , and            serve as members of our nominating and corporate governance committee. Under Nasdaq listing standards, all members of the nominating and corporate governance committee must be independent.            , and            are independent, and Russel Read will chair the nominating and corporate governance committee.

We have adopted a nominating and corporate governance committee charter, which details the principal functions of the nominating and corporate governance committee, including:

•        identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the board of directors;

•        developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter will also provide that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

Philanthropic and Social Development Committee

We have established a Philanthropic and Social Development Committee of the board of directors. Ambassador Bisa Williams will chair the committee, and            will serve as members of our Philanthropic and Social Development Committee. We have not yet established a charter for the Philanthropic and Social Development Committee, but we expect the committee to promote our involvement in social programs and to establish a centralized system for administrating and defining our and our employees’ charitable efforts.

Director Nominations

Our nominating and corporate governance committee recommends to the board of directors candidates for nomination for election at the annual meeting of the stockholders. We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our committee charters as exhibits to the registration statement of which this prospectus forms a part. You may review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. See the section of this prospectus entitled “Where You Can Find Additional Information.”

Limitation on Liability and Indemnification of Officers and Directors

As permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•        any breach of his or her duty of loyalty to us or our stockholders;

•        acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•        the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•        any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

EXecutive Compensation

Summary Compensation Table

Name and Principal Position	Year	Salary	Other Compensation
Alan Kessler(1) – Chief Executive Officer	2021	—	176,000
Harry Green(2) – Chief Financial Officer	2021	$15,000	—

____________

(1)      Alan Kessler, our Chief Executive Officer, was compensated pursuant to the terms of an advisor agreement between us and African Discovery Group, Inc. Mr. Kessler is the Chairman and CEO of African Discovery Group, Inc. Pursuant to the terms of the advisor agreement, African Discovery Group receives an annual fee of $300,000, and is eligible to receive an annual discretionary cash bonus. African Discovery Group receives pursuant to the advisor agreement is utilized to refund Mr. Kessler for his services as African Discovery Group’s Chief Executive Officer. In 2021, African Discovery Group received a pro-rated amount of $176,000, all of which was paid to Mr. Kessler. All fees and bonuses African Discovery Group receives pursuant to the advisor agreement are utilized to pay Mr. Kessler for his services as African Agriculture, Inc.’s Chief Executive Officer.

(2)      In 2021, we entered into an employment agreement with Mr. Green, dated July 11, 2021; however, per the understanding of the parties, the Company instead determined to compensate Mr. Green as a contractor as he was not expected to devote his full working time to the Company. In 2021, Mr. Green received $15,000.

Employment Agreements with Named Executive Officers

Alan Kessler

In connection with this offering, the Company intends to enter into an amended and restated advisor agreement with ADG. It is also intended that prior to the offering, the Company will grant a restricted stock award to ADG equal to five percent (5%) of the common stock of the Company, which will vest at the time of grant.

ADG is eligible to participate in two bonus programs, whereby the Company will fund a (i) $25 million bonus pool in the event that it achieves a $2.5 billion average market capitalization during any 30-day period following the advisor agreement effective date and (ii) $50 million bonus pool in the event that it achieves a $5.0 billion average market capitalization during any 60-day period following the advisor agreement effective date.

Harry Green

We entered into an employment agreement with Harry Green, dated July 11, 2021, pursuant to which Mr. Green serves as our Chief Financial Officer. The employment agreement contains a two-year term and automatically extends for up to two consecutive two-year periods (with the last automatic renewal expiring immediately prior to the 6th anniversary of the effective date), subject to a 60-day notice of non-renewal by either party. Mr. Green has an annual base salary of $240,000 and is eligible to receive an annual discretionary cash bonus.

Mr. Green is also eligible to participate in two bonus programs, whereby the Company will fund a (i) $25 million bonus pool in the event that it achieves a $2.5 billion average market capitalization during any 30-day period following the employment agreement effective date and (ii) $50 million bonus pool in the event that it achieves a $5.0 billion average market capitalization during any 60-day period following the employment agreement effective date. The Chief Executive Officer and majority shareholder will determine Mr. Green’s portion of such bonus pools, with payment of any such bonus subject to the grantee’s continuous employment on the bonus payment date.

Upon a termination of employment for any reason, Mr. Green is entitled to receive (i) any base salary earned but unpaid prior to the termination date, (ii) any earned but unpaid prior year annual bonus, and (iii) any authorized but unreimbursed business expenses. If Mr. Green resigns for “good reason” (as defined in his employment agreement), he is also eligible to receive severance equal to six months of base salary continuation, and benefits and bonuses that would otherwise have accrued during that six-month period.

Mr. Green is subject to a perpetual confidentiality provision, and one-year post-termination of employment restrictions against competing with the Company and soliciting customers and employees of the Company. In connection with this offering, the Company intends to enter into an amended and restated employment agreement with Mr. Green. It is also intended that prior to this offering, the Company will grant Mr. Green a restricted stock award equal to one percent (1%) of the Company’s common stock, with such vesting terms to be determined.

Equity Compensation Plans

2022 Plan

The African Agriculture, Inc. 2022 Incentive Plan (the “2022 Plan”) was approved by our board of directors and stockholders and became effective on               , 2022. The 2022 Plan permits the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards, other cash-based awards and dividend equivalents to eligible participants. The purpose of the 2022 Plan is to provide a means through which we may attract and retain key personnel and to provide a means whereby certain of our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may be measured by reference to the value of our common stock, thereby strengthening their commitment to the welfare of the Company and aligning their interests with those of our stockholders.

Administration.    The 2022 Plan is administered by a committee appointed by our board of directors, or if no such committee has been appointed, by our board of directors (the “Committee”). The Committee will, subject to the terms and conditions of the 2022 Plan, have the authority to, among other actions, designate participants in the 2022 Plan, determine the type or types of awards to be granted to a participant and the terms of conditions of such awards, determine the number of shares of common stock to be covered by awards, determine the terms or conditions of awards, accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards, and take any other action that the Committee deems necessary or desirable for the administration of the 2022 Plan.

Shares Reserve; Adjustments.    The maximum number of shares of our common stock available for issuance under the 2022 Plan was initially                shares1. The share pool will be increased on the first day of each year, starting in 2022, a number of shares of common stock equal to 1% of the aggregate number of shares of common stock outstanding on the last day of the prior fiscal year, unless the board of directors has determined prior to January 1st of a given year that no such increase shall occur or the increase should be as to a fewer number of shares. Shares of our common stock underlying an award that is (i) withheld in connection with the exercise of such award, (ii) withheld to satisfy tax or deduction liabilities arising from the award or (iii) forfeited, canceled, expire unexercised or settled in cash will again become available for issuance under the 2022 Plan.

Non-Employee Director Limits.    Under the 2022 Plan, the maximum number of shares of our common stock that may be granted during a single fiscal year to any non-employee director, taken together with any cash fees paid during the fiscal year, in respect to the director’s service as a member of our board of directors during such year, shall not exceed $1 million in total value. The independent directors may make exception to this limit for a non-executive chair of the board of directors, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Available Awards.    The 2022 Plan permits the grant of incentive stock options to employees and/or non-statutory stock options to all eligible participants, as well as, stock appreciation rights, restricted stock, restricted stock units, other cash-based awards, other stock-based awards, and dividend equivalents to all eligible participants.

No Repricing.    The Committee may not, without stockholder consent, reduce the exercise price of outstanding stock options of SARs or cancel any outstanding stock options or SARs with an exercise price below the fair market value of our common stock and replace it with a new award or cash or take any other action considered a “repricing” for purposes of the stockholder approval rules of the applicable securities exchange.

Plan Amendment or Suspension.    The board of directors has the authority to amend, alter, suspend, discontinue or terminate the 2022 Plan or any portion thereof, provided that no such action may be taken without stockholder approval if the approval is necessary to comply with a tax or regulatory requirement or other applicable law for which the Committee deems it necessary or desirable to comply. No amendment adversely and materially affect a participant’s rights under any award without such participant’s consent.

Term.    No awards may be granted under the 2022 Plan after our board of directors terminates the plan or after ten years from the effective date.

Director Compensation

Following the effective date of this offering, we will pay each independent director an annual base amount of $            . Our board may make recommendations for adjustments to an independent director’s compensation when the level of services provided are significantly above what was anticipated.

____________

1        Insert number of shares that equals 6% of the outstanding shares of the Company, on a fully diluted basis as of the IPO. The share reserve number will be inserted and finalized following the contemplated stock split.

Principal Stockholders

The following table shows the beneficial ownership of our common stock as of the date of this prospectus, held by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each of our directors and director nominees, (iii) each of our executive officers, and (iv) all of our directors, director nominees and executive officers as a group. As of the date of this prospectus, there were              shares of our common stock issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of our common stock subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this prospectus, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Unless otherwise indicated, the principal address of each of the persons below is 445 Park Avenue, Ninth Floor, New York, NY 10022.

The pre-offering numbers and percentages presented in the following table have been calculated based on shares of our common stock outstanding as of the date of this prospectus and the post-offering numbers and percentages presented assume that there will be shares of our common stock outstanding after this offering, including shares of our common stock to be issued in this initial public offering and after giving effect to the conversion of our convertible notes into an aggregate of            shares of common stock.

	Before Offering		After Offering
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock
Named Executive Officers and Directors:
Alan Kessler
Harry Green
Russell Read
Orim Graves
Daphne Michelle Titus
Ambassador Modest Jonathan Mero
Ambassador Bisa Williams
Other 5% Beneficial Owners:
Global Commodities & Investments Ltd(2)	40,207	80.41%
Gora Seck(3)	4,418	8.84%
All officers and directors as a group (individuals)

____________

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is 445 Park Avenue, Ninth Floor New York, NY 10022 .

(2)      Vasile Frank Timis is the majority owner of Agro Industry, which in turn is the majority owner of Global Commodities & Investments Ltd., and has voting and dispositive power with respect to the shares hold by Global Commodities & Investments Ltd. The address of Mr. Timis and each of the above referenced entities is Second floor, Strathvale House, 90 North Church Street, George Town, Grand Cayman. Mr. Timis disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(3)      Mr. Seck’s address is liberty 6 extension, cité des jeunes cadres lébou, villa N*25, Dakar, Senegal.

Certain Relationships and Related Party Transactions

Gora Seck

We have signed an agreement with an immobilier sarl, of which Gora Seck, our minority shareholder and the President of LFT, one of our wholly-owned subsidiaries, is a sole shareholder, to lease a camp for residential purposes for a 12-month period for the semi-permanent staff on the LFT Farm from August 16, 2021. The camp is located in Yetti Yone Colon at Richard Toll, which is a locality in the region of St Louis, in the north-west of Senegal, adjacent to the LFT Farm. The total area of the field where the camp is located is 5 hectares including 2 hectares unfenced, the camp is located on the watercourse which connects the Lac de Guiers to the Senegal river. We agreed to rent the camp at €10,000 per month for the term of the rental, for a total payment of €120,000.

Monitor Power Systems

African Discovery Group, a company where our Chairman and CEO is a majority shareholder, has an agreement in place with Monitor Power Systems (“MPS”), for a 5-year term from May 2019 to provide power generation projects. MPS agreed to pay African Discovery Group a fee of $0.002 per kilowatt hour for power that is actually generated and for which MPS actually receives revenue for the duration of the project. MPS is expected to build an independent power project using solar generation at LFT at a material discount to current tariff paid to Senelec, that is expected to boost consistency of power supply necessary for water irrigation, operations and processing.

Related Party Loans

We entered into two unsecured, related party loans with our majority shareholder, Global Commodities. As of December 31, 2021, the total obligations under such related party loans are $29,656,371. The first loan agreement dated May 2021 does not contemplate any interest rate and has a 60-month rolling term following the creation of payables within each year. The second loan dated June 2021 has an interest rate of 0% and matures 12 months from the date of the agreement.

In February 2018 we issued a note in the principal amount of €4,815,719 payable in connection with our acquisition of LFT. Global Commodities provided a payment guarantee to the selling stockholders in the LFT acquisition for the entire outstanding amount of the note payable. The note payable does not contemplate an interest rate. As of December 31, 2021 the euro equivalent of $2,849,228 remains outstanding and is due in two remaining instalments with the final payment due on October 31, 2022.

Alan Kessler

Our wholly-owned subsidiary Agro-Industries Grand Cayman entered into an advisor agreement, as of April 29, 2021 with ADG pursuant to which Alan Kessler serves as our Chief Executive Officer and chairman of our Board of Directors. Mr. Kessler is the founder and Chief Executive Officer of ADG. The advisor agreement contains a five-year term and automatically extends for consecutive one-year periods, subject to a 60-day notice of non-renewal by either party. Pursuant to the terms of the advisor agreement, ADG has an annual base salary of $300,000 and is eligible to receive an annual discretionary cash bonus. In 2021, ADG received a pro-rated amount of $176,000. The salary ADG receives pursuant to the advisor agreement is utilized to refund Mr. Kessler for his services as our Chief Executive Officer.

Additionally, in the event the Company (or any Successor), achieves a market capitalization of at least $2.5 billion during any 90-day period following the effective date of the advisor agreement, the Company (or such successor) will grant ADG an additional equity grant equating to one percent (1%) of the common stock of the Company, determined on a fully diluted basis of the Company as of the grant date.

In connection with this offering, the Company intends to enter into an amended and restated advisor agreement with ADG. It is also intended that prior to the offering, the Company will grant a restricted stock award to ADG equal to five percent (5%) of the common stock of the Company, which will vest at the time of grant.

Related Party Policy

We have adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were reviewed, approved or ratified in accordance with any such policy.

We have adopted a Code of Ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our Code of Ethics, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company. Our Code of Ethics has been filed as an exhibit to the registration statement of which this prospectus is a part.

In addition, our audit committee, pursuant to a written charter that we will adopt prior to the consummation of this offering, will be responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. A form of the audit committee charter that we plan to adopt prior to the consummation of this offering is filed as an exhibit to the registration statement of which this prospectus is a part. We also require each of our directors and officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Our audit committee will review on a quarterly basis all payments that were made to our officers or directors or our or their affiliates.

Description of CAPITAL STOCK

The following is a description of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents.

General

Immediately following the completion of this offering, our authorized capital stock will consist of shares of common stock, par value $0.0001 per share. As of March     , 2022, there were shares of our common stock issued and outstanding held of record by stockholders. After giving effect to the closing of this offering,              shares of common stock will be issued and outstanding. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable.

A description of the material terms and provisions of our certificate of incorporation that will be in effect at the closing of our initial public offering and affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary only.

Common Stock

Voting.    The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors. Except for the election of directors, which are elected by a plurality vote, a majority vote of common stockholders is generally required to take action under our certificate of incorporation and amended and restated bylaws.

Conversion, Redemption and Preemptive Rights.    Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Convertible Notes

Between            and            , we issued unsecured convertible notes with an aggregate face value of $            which bear an interest rate of 12% per annum. The convertible notes are automatically convertible into common shares at a 20% discount to the price of an initial public offering and mature on the date that is one year after the date of issuance thereof.

Provisions of Our Certificate of Incorporation that May Have an Anti-Takeover Effect

Our certificate of incorporation does not contain any provisions that may be deemed to have an anti-takeover effect or may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Delaware Takeover Statute

In general, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Potential for Anti-Takeover Effects

While certain provisions of Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the board, and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Choice of Forum

Our bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation or our amended and restated bylaws; any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; and any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The enforceability of similar exclusive federal forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and while the Delaware Supreme Court has ruled that this type of exclusive federal forum provision is facially valid under Delaware law, there is uncertainty as to whether other courts would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find either exclusive forum provision in our amended and restated bylaws to be inapplicable or unenforceable.

Listing

We intend to apply to list our shares of common stock on Nasdaq under the symbol “AAGR.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our shares of common stock will be VStock Transfer, LLC.

Shares Eligible for future sale

Upon completion of this offering, and after giving effect to the conversion of our outstanding convertible notes into an aggregate of            shares of common stock, we will have            shares of common stock outstanding, or
             shares if the underwriters’ over-allotment option is exercised in full. Of these shares, the shares sold in this offering, and shares of the over-allotment option if exercised, will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by holders subject to lock-up agreements or by any of our affiliates within the meaning of Rule 144 under the Securities Act, which generally includes executive officers, directors and 10% stockholders.

Of the shares of our common stock to be outstanding on the closing date of this offering, approximately shares will be locked-up as a result of the agreements that each of our directors, executive officers and substantially all holders of more than 5% of our outstanding common stock, as well as certain other parties, have signed restricting their ability to transfer our stock and other Lock-Up Securities for 180 days after the date of this prospectus. Certain of these holders will be subject to a lock-up agreement that will allow them to sell, beginning on the Leak-Out Period Commencement Date, up to 33.3% of their shares and other Lock-Up Securities in any rolling 30-day period, with a daily cap of 10% of the traded volume on Nasdaq. Holders subject to this version of the lock-up agreement will be released from such lock-up upon the earlier of (i) the 90th day after the Leak-Out Period Commencement Date and (ii) the meeting of certain stock price and trading volume thresholds, which release would be no earlier than the 10th trading day after the Leak-Out Period Commencement Date (collectively, the “Leak-Out Provisions”). Substantially all of the remaining approximately shares, held by persons who are not deemed to be affiliates (at the time of or at any time during the three months preceding a sale), were either sold by us in a Regulation A offering and are freely transferable or are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering, and have been beneficially owned for at least one year. All of these remaining shares are currently eligible for sale.

Lock-Up Agreements

We and each of our directors, executive officers and substantially all holders of more than 5% of our outstanding common stock, as well as certain other parties, have agreed that, without the prior written consent of the representative on behalf of the underwriters, we and they will not, directly or indirectly, subject to limited exceptions that are described in “Underwriting” below, during the period ending 180 days after the date of this prospectus (subject to the Leak-Out Provisions, as applicable):

•        offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, in each case whether now owned or hereafter acquired by the locked-up party or with respect to which the locked-up party has or hereafter acquires the power of disposition (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by the locked-up party in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant) (collectively, the “Lock-Up Securities”);

•        enter into any hedging, swap or other arrangement or transaction that transfers to another entity, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities, or publicly disclose the intention to do any of the foregoing; or

•        otherwise enter into any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the locked-up party or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Lock-Up Securities, in cash or otherwise.

We will not file a registration statement under the Securities Act in connection with any transaction by us or any person that is prohibited pursuant to the foregoing.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

In general, under Rule 144 as currently in effect, a person who has owned restricted shares of common stock beneficially for at least six months is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of the then average weekly trading volume or 1% of the total number of outstanding shares of the same class. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been one of our affiliates for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least one year is entitled to sell the shares under Rule 144 without regard to any of the limitations described above.

Rule 701

In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that shares of our common stock may be sold in some manner outside the United States without requiring registration in the United States.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL SHARE TRANSFER RESTRICTION MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF THE ORDINARY SHARES INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock. This discussion is limited to certain U.S. federal income tax considerations to beneficial owners of shares of our common stock who are initial purchasers of such shares pursuant to this offering and hold shares of our common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that any distributions made by us on our common stock and any consideration received by a holder in consideration for the sale or other disposition of our common stock will be in U.S. dollars.

This summary is based upon U.S. federal income tax laws as of the date of this prospectus, which is subject to change or differing interpretations, possibly with retroactive effect. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:

•        financial institutions or financial services entities;

•        broker-dealers;

•        governments or agencies or instrumentalities thereof;

•        regulated investment companies;

•        real estate investment trusts;

•        expatriates or former long-term residents of the United States;

•        persons that acquired our common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation

•        insurance companies;

•        dealers or traders subject to a mark-to-market method of accounting with respect to our common stock;

•        persons holding our common stock as part of a “straddle,” constructive sale, hedge, conversion or other integrated or similar transaction;

•        U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•        partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships;

•        tax-exempt entities;

•        controlled foreign corporations; and

•        passive foreign investment companies.

If a partnership (including an entity or arrangement treated as a partnership or other pass-thru entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our common stock, you are urged to consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our common stock.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the U.S. Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our common stock who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

Taxation of Distributions.    If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax law. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in the shares of our common stock held by such U.S. holder. Any remaining excess will be treated as gain realized on the sale or exchange of shares of our common stock and will be treated as described under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Shares of Common Stock” below.

With certain exceptions, and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. If the holding period requirements are not satisfied, then a corporation would not qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. holders would subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Shares of Common Stock.    Upon a sale or other taxable disposition of shares of our common stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.    In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” As used herein, the term “Non-U.S. holder” means a beneficial owner of our common stock who or that is for U.S. federal income tax purposes:

•        a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

•        a foreign corporation; or

•        an estate or trust that is not a U.S. holder;

but generally does not include an individual who is present in the United States for a material number of days in the taxable year of the disposition of our common stock. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our common stock.

Taxation of Distributions.    In general, any distributions we make to a Non-U.S. holder of shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Shares of Common Stock” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Shares of Common Stock” below), we generally will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Shares of Common Stock.    A Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our common stock unless:

•        the gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our common stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our common stock from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect to be a United States real property holding corporation immediately after the business combination is completed.

Information Reporting and Backup Withholding.    Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of shares of our common stock. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

FATCA Withholding Taxes.    Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends on our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in our common stock.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for which Spartan Capital Securities, LLC, is acting as the representative (the “Representative”), we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase at the initial public offering price per share less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table:

Underwriter	Number of Shares
Spartan Capital Securities, LLC
Total

Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by us (other than the shares covered by the over-allotment option to purchase additional shares described below), if the underwriters buy any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specific in the underwriting agreement. The underwriters’ obligation to purchase the shares is subject to satisfaction of certain conditions, including, among others, the accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and officers’ certificates and the absence of any material changes in our assets, business or prospects after the date of this prospectus.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public, and to reject orders in whole or in part.

The underwriters initially propose to offer shares of our common stock directly to the public at the public offering price set forth on the front cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $ per share. After the initial public offering of the shares of our common stock, the offering price and other selling terms may be changed by the underwriters. Sales of shares of our common stock made outside the United States may be made by affiliates of certain of the underwriters.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to additional shares of our common stock (equal to 15% of the shares sold in the offering) at the initial public offering price per share, less underwriting discounts and commissions, solely to cover over-allotments. The underwriters may exercise this option in whole or in part at any time within 45 days after the closing of this offering. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriters’ initial commitment as indicated in the table at the beginning of this section plus, in the event that any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares. If this option is exercised in full, the total price to the public will be $, total underwriting discounts and commission will be $             and the total net proceeds, before expenses, to us will be $            .

Discounts and Commissions

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. The underwriters may offer the shares through one or more of their affiliates or selling agents. If all the shares are not sold at the public offering price, we and the underwriters may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms and subject to the conditions stated therein.

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the shares of our common stock to the underwriters at the offering price of $ per share, which represents the public offering price of our shares set forth on the cover page of this prospectus less a 7% underwriting discount.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to _____ additional shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions(7%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have also agreed to pay all expenses relating to the offering, including: (a) all filing fees and expenses relating to the registration of the shares with the Commission; (b) all fees and expenses relating to the listing of the shares on Nasdaq; (c) all fees associated with the review of the offering by FINRA; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of shares offered under state securities or “blue sky” laws or the securities laws of foreign jurisdictions designated by the Representative, including the reasonable fees and expenses of the Representative’s blue sky counsel; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares under the securities laws of such foreign jurisdictions; (f) the costs of mailing and printing the offering materials; (g) transfer and/or stamp taxes, if any, payable upon our transfer of the shares to the Representative; and (h) the fees and expenses of our accountants; and (i) actual accountable expenses of the Representative not to exceed $___________, which amount includes expenses for the Representative’s legal counsel and road show expenses. We will also pay to the representative by deduction from the net proceeds of this offering, a non-accountable expense allowance equal to _____% of the gross proceeds received by us from the sale of our shares of common stock, exclusive of any shares that may be issued pursuant to exercise of the underwriters’ over-allotment option.

We have paid a $25,000 advance to the Representative, which shall be applied against actual out-of-pocket-accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, and including the above referenced advance to the Representative, will be approximately $_____ million.

Right of First Refusal

We have also granted the Representative a right of first refusal for a period of twelve (12) months following consummation of this offering:

(a)     to act as our financial advisor if the we or any of our subsidiaries decide to dispose of or acquire business units or acquire any of its outstanding securities or make any exchange or tender offer or enter into a merger, consolidation or other business combination or any recapitalization, reorganization, restructuring or other similar transaction, including an extraordinary dividend or distributions or a spin-off or split-off and we decide to retain a financial transaction for any such transaction;

(b)    to act as book-runner, manager, placement agent or agent with respect to any financing or refinancing of any indebtedness of the Company or any of its subsidiaries using a manager or agent; and

(c)     to act as book-running manager, underwriter or placement agent with respect to any fund raising by means of a public offering or private placement or any other capital-raising financing of equity, equity-linked or debt securities by the Company or any of its subsidiaries using an underwriter or placement agent.

In connection with any of the transactions above, the Representative shall be entitled to no less than 25% of the total fees paid by the Company and/or any of its subsidiaries to all advisors, book-runners, managers, underwriters, placement agent or agents.

In addition, the Representative shall have a right to act as lead placement agent for a period of twenty-four (24) months following the consummation of this offering, if the Company or any of its subsidiaries decides to raise funds by means of an at-the-market (ATM) facility. Fees for an ATM facility shall be between 3% and 3.5%, payable as specific din a sales agreement to be entered by the company, the Representative and any other agents upon filing of the ATM facility. The Representative may retain other agents to act as co-placement agents in respect of the ATM facility.

Tail Fee

The Representative shall be entitled to the underwriting discount and commission and the retainer fee with respect to any public or private offering or other financing or capital raising transaction of any kind to the extent that such financing or capital is provided to the company by investor whom the Representative had contacted during the term or introduced to the Company during the Term, if such offering or financing is consummated at any time within eighteen (18) months following the expiry or termination of the Representative’s engagement b the Company,

Discretionary Accounts

The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of our common stock being offered in this offering.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us and the representative. Among the factors considered in these negotiations are: (i) the capitalization of our company at the time of the offering, (ii) market and general economic conditions and changes in the prospects and/or forecasts of our company, (iii) the representative’s review of our company’s audited financial statements, (iv) the representative’s determination of our company’s pre-money valuation (based upon the information provided to the representative by us), (v) an assessment of our management; (vi_ other factors deemed relevant by the Representative and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Lock-Up Agreements

Our executive officers and directors, and certain of our stockholders have agreed not to, without the prior written consent of the Representative, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of our common stock (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of 180 days from the date of this prospectus.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our shares of common stock, whether any such transaction is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, without the prior written consent of the Representative, for a period of 360 days from the date of this prospectus.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The Representative may agree to allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Listing

We intend to apply to list our common stock on Nasdaq under the trading symbol “AAGR.”

Other Relationships

The Representative and its affiliates may provide us and our affiliates various advisory, investment banking and commercial banking, financial advisory and other services to us in the ordinary course of business, for which they may receive customary fees and commissions.

Stabilization

In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

•        Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

•        Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

•        Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by the underwriters’ option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•        In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters, and selling group members may engage in passive market making transactions in our securities on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

SELLING RESTRICTIONS

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus and Registration Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

•        to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•        to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

•        it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•        it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

United Arab Emirates (Excluding the Dubai International Financial Centre)

The securities have been approved, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates, or U.A.E., other than in compliance with the laws of U.A.E. The information contained in this prospectus does not constitute a public offer of securities in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the U.A.E, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

Dubai International Financial Centre

This prospectus relates to an “exempt offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective investors should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. For the avoidance of doubt, the securities are not interests in a “fund” or “collective investment scheme” within the meaning of either the Collective Investment Law (DIFC Law No. l of 2006) or the Collective Investment Rules Module of the Dubai Financial Services Authority Rulebook.

Saudi Arabia

This prospectus includes information given in compliance with the Offer of Securities Regulations (the “Regulations”). The prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Regulations. It should not be distributed to any other person, or relied upon by any other person.

The Capital Market Authority of Saudi Arabia does not take any responsibility for the contents of this prospectus, does not make any representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of the prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. You should consult with an appropriate professional advisor for advice rendered on the basis of this prospectus and the securities offered hereby.

South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act, is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the

South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a) the offer, transfer, sale, renunciation or delivery is to:

(i)     persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)    the South African Public Investment Corporation;

(iii)   persons or entities regulated by the Reserve Bank of South Africa;

(iv)   authorized financial service providers under South African law;

(v)    financial institutions recognized as such under South African law;

(vi)   a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)  any combination of the person in (i) to (vi); or

Section 96 (1) (b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Legal Matters

Morrison Cohen LLP, New York, New York, will pass upon the validity of the securities offered hereby on our behalf. Certain legal matters will be passed upon on behalf of the underwriters by Lucosky Brookman LLP.

Experts

Our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years then ended included in this prospectus have been so included in reliance upon the report of Whitley Penn LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the shares of our common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and the Securities.

You may review and copy the registration statement, reports and other information we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also request copies of these documents upon payment prescribed rates by writing to the Public Reference Section of the SEC at the above address. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC’s Web site at http://www.sec.gov.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, and will file annual, quarterly and current reports, proxy statements and other information with the SEC. We maintain a website at www.africanagriculture.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
African Agriculture, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of African Agriculture, Inc. (the “Company”) as of December 31, 2021 and 2020 and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Whitley Penn LLP

We have served as the Company’s auditor since 2021.

Houston, Texas
March 31, 2022

AFRICAN AGRICULTURE, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$19,093	$88,487
Inventory	549,739	—
Prepaid expenses	123,996	—
Other receivable	1,807	754
Total current assets	694,635	89,241

Property, plant, and equipment, net	2,277,979	1,680,765
Intangible asset, net	18,563,640	19,025,806
Deposits	12,657	1,497
Total assets	$21,548,911	$20,797,309

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$929,540	$411,449
Accrued expenses	134,733	331,607
Seller note payable – current	2,696,428	2,519,120
Other payables	62,685	111,200
Total current liabilities	3,823,386	3,373,376

Non-current liabilities
Accrual for contingent liabilities	2,584,918	2,815,021
Seller note payable, net of discount and current	—	2,937,509
Related party payables	29,656,371	24,456,403
Total liabilities	36,064,675	33,582,309

Commitments and contingencies
Shareholders’ deficit:
Common stock; par value $0.0001, 50,000 shares authorized, issued and outstanding at December 31, 2021 and 2020	5	5
Additional paid-in-capital	3,337,560	2,635,040
Accumulated deficit	(18,541,381)	(12,569,647)
Accumulated other comprehensive income (loss)	688,052	(1,068,445)
Total controlling interest shareholders’ deficit	(14,515,764)	(11,003,047)
Total non-controlling interest	—	(1,781,953)
Total shareholders’ deficit	(14,515,764)	(12,785,000)
Total liabilities and shareholders’ deficit	$21,548,911	$20,797,309

See accompanying notes to consolidated financial statements.

AFRICAN AGRICULTURE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,
	2021	2020
Operating expenses:
Employee compensation	$344,943	$320,989
Professional fees	2,151,057	427,587
Equipment rental	95,207	—
Amortization	462,165	462,165
Depreciation	187,711	197,482
Utilities and fuel	112,092	36,002
Other operating expenses	511,001	168,708
Total operating expenses	3,864,176	1,612,933
Loss from operations	(3,864,176)	(1,612,933)
Other (income) expenses:
Foreign currency exchange (gain) / loss	(331,853)	511,184
Gain on sale of assets	(79,517)	(101,555)
Interest expense – related party	702,520	641,438
Interest expense – other	183,360	183,360
Other income	(45,351)	(67,556)
Total other expense	429,159	1,166,871
Loss before provision for income tax	(4,293,335)	(2,779,804)
Provision for income tax	—	—
Net loss	(4,293,335)	(2,779,804)
Less: Net loss attributable to non-controlling interests	229,368	245,614
Net loss attributable to controlling interests	$(4,063,967)	$(2,534,190)
Net loss per share – basic	$(85.87)	$(55.60)
Net loss per share – diluted	$(85.87)	$(55.60)

See accompanying notes to consolidated financial statements.

AFRICAN AGRICULTURE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended December 31,
	2021	2020
Comprehensive loss
Net loss	$(4,293,335)	$(2,779,804)
Foreign currency translation adjustment	1,860,051	(1,917,913)
Total comprehensive loss	$(2,433,284)	$(4,697,717)

Comprehensive loss attributable to controlling interests
Net loss attributable to controlling interests	$(4,063,967)	$(2,534,190)
Foreign currency translation adjustment attributable to controlling interests	1,756,497	(1,748,453)
Total comprehensive loss attributable to controlling interests	$(2,307,470)	$(4,282,643)

Comprehensive loss attributable to non-controlling interests
Net loss attributable to non-controlling interests	$(229,368)	$(245,614)
Foreign currency translation adjustment attributable to non-controlling interests	103,554	(169,460)
Total comprehensive loss attributable to non-controlling interests	$(125,814)	$(415,074)

See accompanying notes to consolidated financial statements.

AFRICAN AGRICULTURE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interest	Total
	Shares	Amount
Balance January 1, 2020	50,000	$5	$1,993,602	$(10,035,457)	$680,008	$(1,366,879)	$8,728,721)
Foreign currency translation	—	—	—	—	(1,748,453)	(169,460)	(1,917,913)
Imputed interest expense on shareholder loan	—	—	641,438	—	—	—	641,438
Net loss	—	—	—	(2,534,190)	—	(245,614)	(2,779,804)
Balance, December 31, 2020	50,000	$5	$2,635,040	$(12,569,647)	$(1,068,445)	$(1,781,953)	$(12,785,000)

Transfer of non-controlling interest to controlling interest	—	—	—	(1,907,767)	—	1,907,767	—
Foreign currency translation	—	—	—	—	1,756,497	103,554	1,860,051
Imputed interest expense on shareholder loan	—	—	702,520	—	—	—	702,520
Net loss	—	—	—	(4,063,967)	—	(229,368)	(4,293,335)
Balance, December 31, 2021	50,000	$5	$3,337,560	$(18,541,381)	$688,052	$—	$(14,515,764)

See accompanying notes to consolidated financial statements.

AFRICAN AGRICULTURE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(4,293,335)	$(2,779,804)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	187,711	197,482
Amortization	462,165	462,165
Gain on sale of equipment	(79,517)	(101,555)
Foreign currency exchange (gain) / loss	(331,853)	511,184
Non-cash interest expense	885,880	824,798
Changes in operating assets and liabilities:
Inventory	(573,828)	—
Prepaid expenses	(127,307)	—
Other receivables	(1,164)	6,370
Deposits	(11,774)	—
Accounts payable	561,734	(129,268)
Accrued expenses	(177,207)	87,115
Other payables	(41,152)	—
Net cash used in operating activities	(3,539,647)	(921,513)

Cash flows from investing activities:
Proceeds from sales of equipment	79,517	257,984
Property, plant, and equipment purchases	(954,503)	—
Net cash (used in) / provided by investing activities	(874,986)	257,984

Cash flows from financing activities:
Proceeds from related party payables	6,691,300	463,597
Principal repayments on seller note payable	(2,545,666)	—
Net cash provided by financing activities	4,145,634	463,597

Effect of exchange rate changes on cash	199,605	279,793

Net (decrease) / increase in cash and cash equivalents	(69,394)	79,861
Cash and cash equivalents at beginning of year	88,487	8,626
Cash and cash equivalents at end of year	$19,093	$88,487
Supplemental Cash Flow Information:
Income taxes paid	$—	$—
Interest paid	$—	$—

See accompanying notes to consolidated financial statements.

AFRICAN AGRICULTURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND DECEMBER 31, 2020

NOTE 1 — ORGANIZATION

African Agriculture, Inc. (the “Company”), is focused on commercial farming, fishery logistics and management, and carbon offset production. The Company was incorporated in the State of Delaware on May 7, 2021. Under a Contribution Agreement dated June 24, 2021, by and between the shareholders of Agro Industries Corp and African Agriculture, Inc., Agro Industries Corp agreed to transfer all of its right, title and interest into the Company in exchange for common shares in the Company, with the shareholders of Agro Industries Corp becoming the shareholders of African Agriculture, Inc. pro rata to their existing ownership. Effective for this transaction, the Company owns 100% of Agro Industries Corp, formerly Agro Industries Corp Sub One, a company that was incorporated in the Cayman Islands on January 15, 2018 (“Agro Industries”). The Company is deemed the accounting predecessor and will be the successor for reporting purposes, meaning that prior to formation of the Company, the financials of the Company are the financials of Agro Industries for such previous periods.

Agro Industries has a wholly owned subsidiary, Les Fermes De La Teranga (“LFT”), which is a Senegalese Company formed in Dakar, Senegal via purchase from Tampieri Financial Group on February 28, 2018.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Uses and Sources of Liquidity

The consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern within one year from the date of issuance of these consolidated financial statements.

For the years ended December 31, 2021 and 2020, the Company incurred a net loss of approximately $4.3 million and $2.8 million, respectively, and used cash in continuing operations of $3.5 million and $0.9 million, respectively. The Company’s operations have been financed principally by loans from its majority shareholder, Global Commodities and Investments Limited, a Cayman Islands registered limited liability company (“Global Commodities”) and its affiliated entities. The Company’s primary sources of liquidity to date are loans from Global Commodities and sales of unneeded fixed assets from the prior ownership. On a go-forward basis the primary sources of liquidity will be cash from operations, capital raises, grants and debt financing if available and prudent. The Company’s liquidity requirements are to finance current operations, meet financial commitments, fund organic growth and/or acquisitions, if any, and service debt, if outside debt financing is obtained. The liquidity requirements fluctuate with the level and pace of expansion of the acreage being planted, harvested and sold, the effects of the timing between the settlement of payables and receivables, and our general working capital needs for ongoing operations. Estimating liquidity requirements is highly dependent on farming yields, then-current market conditions, including selling prices, costs of all farming inputs, market volatility and our then existing capital structure and requirements.

The Company’s continuation as a going concern is dependent upon its ability to generate sales, and/or raise additional funds through the capital markets as well as borrowings. Global Commodities may provide additional loans to the Company, if necessary. Management has concluded that its existing capital resources and availability, proceeds from an intended 2022 public offering, external borrowings and cash flow from future operations will be sufficient to fund operations through the development of the majority of the available planting acreage at LFT. It is anticipated that at such point the Company will have sufficient resources to fund the ongoing operations of the Company.

AFRICAN AGRICULTURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND DECEMBER 31, 2020

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation. The portion of the subsidiary owned by other investors is shown as non-controlling interest on the consolidated financial statements. After taking into account the impact of the Contribution Agreement discussed in Note 1, the Company now owns 100% of Agro Industries Corp and therefore the Company no longer records any non-controlling interest.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars (“$”), which is the reporting currency of the Company. The functional currency of the Company is the United States dollar. The functional currency of the Company’s subsidiary located in the Senegal is West African CFA Franc (“CFA”). For the entities whose functional currencies are the CFA, results of operations and cash flows are translated at average exchange rates during the period (1 CFA=$0.001795 for the year ended December 31, 2021 and 1 CFA=$0. 0.001748 for the year ended December 31, 2020), assets and liabilities are translated at the current exchange rate at the end of the period (1 CFA=$0.001720 at December 31, 2021, and 1 CFA=$0.001873 at December 31, 2020), and equity is translated at blended historical exchange rates. The resulting translation adjustments are included in determining other comprehensive loss. Transaction gains and losses are reflected in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, contingent liabilities, imputed interest expense and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in bank accounts, cash in time deposits, certificates of deposit and all highly liquid instruments with original maturities of three months or less. The Company maintains cash in banks in the United States as well as in Senegal. As of December 31, 2021 cash balances were held at JP Morgan Chase and in various banks in Senegal, and in 2020, all aggregate cash balances were held in various banks in Senegal. There were no cash equivalents at December 31, 2021 or 2020.

AFRICAN AGRICULTURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND DECEMBER 31, 2020

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property, plant, and equipment

Property, plant, and equipment consist of leasehold improvements, farming and farming support equipment, and office equipment. All property, plant and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Property, plant and equipment are depreciated on a straight-line basis over the following periods:

Buildings	40 years
Irrigation equipment	20 years
Industrial equipment	6 – 10 years
Office furniture and equipment	5 years
Motor vehicle and transportation equipment	10 years
Other equipment	4 years

Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the basis of the first-in, first-out method; market is based upon estimated replacement costs. Costs included in inventory primarily include the following: cost of seeds, farming inputs such as fertilizer, gypsum, water and fuel as well as inbound freight cost.

Intangible Asset

The intangible asset consists of a land use right of 20,000 hectares provided by way of a Senegal Presidential decree. The value of the intangible was established based on its estimated fair value at the time of the acquisition of LFT by Agro Industries in 2018. Amortization of the intangible asset is calculated on a straight-line basis over the remaining term of the decree, which at the time of the acquisition had 44 years of a 50-year term remaining. As of December 31, 2021, approximately 40 years remain under this decree. Refer to Note 4 and Note 5 for further discussion.

Impairment of Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Impairment evaluations involve management’s estimates on asset useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management which could have a material effect on our reporting results and financial position. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There was no impairment charge for the years ended December 31, 2021 or 2020.

Fair Value of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures.

The three levels are defined as follows:

Level 1 —  inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —  inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 —  inputs to the valuation methodology are unobservable and significant to the fair value.

AFRICAN AGRICULTURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND DECEMBER 31, 2020

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial instruments include cash, receivables, accounts payable and accrued expenses, advances from prospective customers/distributors, amounts due to related parties, notes payable and contingent liabilities. The carrying values of these financial instruments approximate their fair values due to the short-term maturities of these instruments.

For the periods presented, there were no financial assets or liabilities measured at fair value.

Income Taxes

The Company follows the liability method in accounting for income taxes in accordance with ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Company applies the provisions of ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.

The Company will classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

Comprehensive Loss

Comprehensive loss is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive loss is reported in the consolidated statements of comprehensive loss, including net loss and foreign currency translation adjustments, presented net of tax.

Earnings per Share

Earnings per share are computed by dividing net income/(loss) applicable to the weighted number of shares outstanding during the period. At December 31, 2021 and 2020, there were 50,000 shares outstanding.

Business Combinations

The Company applies the provisions of ASC 805 — Business Combinations in the accounting for acquisitions. ASC 805 — Business Combinations requires the Company to recognize separately from goodwill the assets acquired, and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions to accurately apply preliminary value to assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, these estimates are inherently uncertain and subject to refinement. Accounting for business combinations requires management to make significant estimates and assumptions, including estimates for intangible assets, contractual obligations assumed, restructuring liabilities, pre-acquisition contingencies, and contingent consideration, where applicable. Although the Company believes the assumptions and estimates made have been reasonable and appropriate, they are based in part on historical experience and information obtained from management or owners of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates, or actual results. Transaction costs for business combinations are expensed as incurred in accordance with ASC 805 — Business Combinations.

AFRICAN AGRICULTURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND DECEMBER 31, 2020

NOTE 3 — Property, Plant, and Equipment

Property, plant, and equipment, net consists of the following:

	December 31, 2021	December 31, 2020
Buildings	$100,177	$109,094
Office furniture and equipment	108,873	117,347
Irrigation and industrial equipment	4,812,915	4,246,735
Motor vehicle and transportation equipment	18,917	20,599
Other equipment	389,799	424,498
Total	5,430,681	4,918,273
Less: accumulated depreciation	(3,152,702)	(3,237,508)
Property, plant, and equipment, net	$2,277,979	$1,680,765

Depreciation expense for the years ended December 31, 2021 and 2020, was $187,711 and $197,482, respectively.

NOTE 4 — BUSINESS COMBINATION

On February 28, 2018 our wholly owned subsidiary, Agro Industries, purchased approximately 91% of the outstanding equity of LFT from Tampieri Financial Group pursuant to the terms of a share purchase agreement for approximately $7.2 million. The consideration consisted of cash and a note payable issued to the seller. The balance of the amounts due to Tampieri Financial Group are reflected in detail in Note 8. As described in Note 1, during 2021, the shareholders of Agro Industries contributed their shares in exchange for shares of African Agriculture resulting in Agro Industries, the 100% owner of LFT, becoming a wholly owned subsidiary of African Agriculture.

The acquisition of LFT was recorded as a business combination. Accordingly, the Company allocated the purchase consideration to the fair value of the assets acquired and liabilities assumed as summarized in the table below:

Consideration paid:
Cash	$1,283,316
Seller note payable	5,919,241
Amount paid for 91% acquired	7,202,557
Implied fair value of 100% of LFT	$7,909,487

Assets acquired:
Cash	$8,347
Property, plant and equipment	2,293,847
Oher receivables	921,079
Deposits	44,468
Intangible asset	21,190,954
Total assets acquired	$24,458,695

Liabilities assumed:
Accrued expenses and other current liabilities	$851,276
Note payable	15,697,932
Total liabilities assumed	$16,549,208
Net assets acquired:	$7,909,487

AFRICAN AGRICULTURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND DECEMBER 31, 2020

NOTE 4 — BUSINESS COMBINATION (cont.)

As part of the transaction, the Company acquired the land use right discussed in Note 2. At the time of the acquisition, the land use right provided essentially all of the value to the acquired operations, and therefore all the excess purchase price was allocated to this intangible asset. Management used various assumptions in considering the fair value of the enterprise and related acquired intangible asset at acquisition. Management’s assumptions in this valuation included the 44-year remaining term on the land use right, estimated cash flows, net of operating costs, from the sale of alfalfa harvested from the 20,000 hectares, and a range of risk weighted discount rates ranging from 15%  – 25%.

NOTE 5 — Intangible Asset

As discussed in Note 4, the Company recognized an intangible asset in connection with the acquisition of LFT related to the 50 year land use right of 20,000 hectares provided by way of a Republic of Senegal Presidential Decree.

The intangible asset, net consists of the following:

	December 31, 2021	December 31, 2020
Land use right	$20,335,274	$20,335,274
Less: Accumulated amortization	(1,771,634)	(1,309,468)
Intangible asset, net	$18,563,640	$19,025,806

Scheduled amortization of the land use right at December 31, 2021 are as follows:

2022	462,165
2023	462,165
2024	462,165
2025	462,165
2026	462,165
2027 and thereafter	16,252,815
$18,563,640

At December 31, 2021, management looked primarily at the undiscounted future cash flows of the Company, based on management’s estimates, in its assessment of whether or not this intangible asset was impaired. There were no impairments with respect to this intangible asset during the years ended December 31, 2021 or 2020.

NOTE 6 — INVENTORY

At December 31, 2021 the inventory consisted of costs incurred for the initial plant of alfalfa during our pilot program. The costs include seeds planted and various inputs such as fertilizer, water and fuel consumed in preparation of product being grown for future sale. The assessment of the recoverability of inventories and the amounts of any write-downs are based on currently available information and assumptions about future demand and market conditions. There is no contemplation of any write down of our current inventory. At December 31, 2020, there were no inventories on hand.

Inventory consists of the following:

	December 31, 2021	December 31, 2020
Seeds	$234,545	$—
Fertilizer and other materials	223,640	—
Other direct costs	91,554	—
Total Inventory	$549,739	$—

AFRICAN AGRICULTURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND DECEMBER 31, 2020

NOTE 7 — Related Party Payables and Transactions

The Company has an unsecured payable due to a related party, the majority shareholder, Global Commodities. The related party payable does not have a stated interest rate. The payable between Global Commodities, and the Company has a 60-month rolling term following the creation of payables within each year. These payables are West African CFA Franc denominated and translated at year end spot rates. Since the time of the acquisition of LFT by Agro Industries, the majority shareholder has continued to provide funding to support the working capital needs of the business. Each new funding has been added to the principal of the related party payable.

The Company previously had a related party loan with a minority shareholder, which also had no stated interest rate or maturity. The related party payable to the minority shareholder, was converted during 2021 into equity at the LFT level.

The related party obligations of the Company are comprised of the following:

	December 31, 2021	December 31, 2020
Global Commodities Limited	$29,656,371	$24,261,247
Gora Seck	—	195,156
Total	$29,656,371	$24,456,403

As of December 31, 2021, the related party payable has the following maturity schedule:

2022	$—
2023	20,297,150
2024	1,478,890
2025	2,485,207
2026	5,395,124
$29,656,371

In addition, to the shareholder loans, Global Commodities has provided a loan repayment guarantee to the sellers of the LFT shares in the 2018 transaction. Refer Note 8 — Seller Note Payable.

As the related party payables have no stated interest rate, an imputed interest rate has been applied against such loan to represent an arms-length arrangement between the Company and the related party. The Company estimates comparable debt would incur interest of one-month LIBOR plus 2.5% on an annual basis. The following table summarizes imputed interest to related parties during the years ended December 31, 2021 and 2020. As this interest has not been paid on an annual basis it has been recorded as additional paid in capital.

	December 31, 2021	December 31, 2020
Imputed interest rate (LIBOR + 2.5%)	2.60%	2.64%
Imputed interest – additional paid-in-capital	$702,520	$641,438

During the normal course of business, the Company may enter into transactions with significant shareholders, directors and principal officers and their affiliates. It is the Company’s policy that all such transactions are on substantially the same terms as those prevailing at the time for comparable transactions with third parties. During the years ended December 2021 and 2020, Gora Seck who serves on the board of LFT and is a minority shareholder of the Company received consulting payments for work conducted in Senegal of approximately $162,000 and $197,000, respectively. In addition, in August 2021, the Company entered into a one-year lease agreement with a company that is majority owned by Gora Seck. The monthly lease rate for this lease is $11,324 per month. See Note 10.

AFRICAN AGRICULTURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND DECEMBER 31, 2020

NOTE 8 — Seller Note Payable

The Company issued a note payable to Tampieri Financial Group in connection with the acquisition of LFT in February 2018. The seller note payable is due to be completely repaid in 2022. The balance of the seller note payable was $2,849,228 and $5,792,789 at December 31, 2021 and 2020, respectively.

The seller note payable does not bear an interest rate. As a result, the fair value of the seller note payable was less than face value when issued in the LFT acquisition. The seller note payable is presented net of unamortized discount. As of December 31, 2021 and 2020, the amount of the debt discount is $152,800 and $336,160, respectively.

Global Commodities has provided a loan repayment guarantee to the sellers of the LFT shares for the amount of the outstanding seller note payable.

NOTE 9 — Income Tax

There was no income tax expense from continuing operations for the years ended December 31, 2021 or 2020.

The difference between tax expense and the amount computed by applying the statutory federal income tax rate of 21% to loss before income taxes is as follows:

	For the Years Ended December 31,
	2021	2020
Statutory rate applied to pre-tax loss	$(901,600)	$(532,196)
Foreign exchange rate	128,508	285,299
State taxes	(42,820)	—
Permanent adjustment	147,529	(7,981)
Other foreign deferred permanent adjustment	728,347	—
Change in valuation allowance	(59,964)	254,878
Provision for income taxes	$—	$—

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	For the Years Ended December 31,
	2021	2020
Deferred tax assets (liabilities):

Net operating loss carryforwards – finite-lived	$3,301,969	$3,515,910
Net operating loss carryforwards – Indefinite-lived	1,765,989	1,524,653
Unrealized gain	(87,360)	—
Valuation allowance	(4,980,598)	(5,040,563)
Deferred tax assets, net of valuation allowance	$—	$—

The Company has evaluated the need for a valuation allowance on a jurisdiction-by-jurisdiction basis. The Company has considered all available evidence, both positive and negative, and based upon the weight of the available evidence, a valuation allowance has been recorded against the net deferred tax assets since the Company cannot be assured that, more likely than not, such amounts will be realized. In addition, utilization of these net operating losses is dependent upon achieving taxable results. The change in valuation allowance for deferred taxes was a decrease of approximately $60,000 and increase of approximately $255,000 for the years ended December 31, 2021 and December 31, 2020 respectively, primarily due to the changes in net operating loss carryforwards.

AFRICAN AGRICULTURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND DECEMBER 31, 2020

NOTE 9 — Income Tax (cont.)

At December 31, 2021, the Company has Federal net operating loss carryforwards of approximately $1.1 million, which do not expire. At December 31, 2021, the Company has state net operating loss carryforwards of approximately $1.1 million, which begin to expire in 2041 if not used prior to that time. At December 31, 2021, the Company has foreign net operating loss carryforwards of approximately $15.9 million. Of the total net operating loss carryforwards, approximately $5.1 million do not expire, and the remaining carryforwards begin to expire in 2022 if not used prior to that time.

The Company classifies interest and penalties related to unrecognized tax benefits in income tax expense. The Company has not accrued any interest or penalties as of December 31, 2021 or 2020.

Note 10 — Commitments

Operating Leases

The Company has a non-cancellable convention agreement with the Fass Ngom community that provides for the right to use 5,000 hectares. The original agreement was signed in 2018, but revised in 2021, largely on the same terms, for a 15-year term. The agreement requires an annual payment of approximately $43,000, and provides for a 2% annual escalation beginning in 2022. Rent expense for each of the years ended December 31, 2021 and 2020 was $43,079 and $40,800, respectively.

In August 2021, the Company entered into a one-year lease agreement with a company that its wholly owned by Gora Seck for residential accommodations for use by employees. The monthly lease rate for this lease is $11,324 per month.

As of December 31, 2021, future minimum rental payments under this operating lease with initial or remaining terms in excess of one year for each of the next five years are approximately as follows (using year end December 31, 2021 exchange rates):

2022	$127,000
2023	43,000
2024	44,000
2025	45,000
2026	46,000
$305,000

As an emerging growth company as provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, the Company accounts for its leases in accordance with ASC – 840 Leases for the years ended December 31, 2021 and 2020.

The 20,000 hectare land use right obtained by way of the Presidential Decree has no annual payment obligations and is not treated as a lease. The Company has, however, as part of the accounting for the acquisition of LFT, recorded an intangible asset related to the remaining period of time available to the Company on this land use right. Refer to Note 4 and Note 5 for further discussion.

In June 2021, we entered into a Master Research and Training Agreement with LSU to provide for a mutually-beneficial research project in which LSU will provide training, research and academic support. Pursuant to the agreement, the project period is from July 1, 2021 to June 30, 2026. The total amount to be paid by the Company to LSU has not yet been determined. Either party may terminate the agreement on 30 days’ prior written notice.

On November 27, 2021 and December 5, 2021, the Company and Agro Industries signed binding definitive agreements with the mayor and local governments of Aderbissinat and Ingall, respectively, in Niger each under a 49-year term for the right to use and development the land. The project will involve the planting of a minimum of 1.1 million hectares of trees in each of Aderbissinat and Ingall, for an aggregate of 2.2 million hectares, to optimize the

AFRICAN AGRICULTURE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND DECEMBER 31, 2020

Note 10 — Commitments (cont.)

production of carbon credits and commercial production of Alfalfa in areas to be mutually agreed upon by the parties, as well as water and usage rights. Pursuant to the Aderbissinat and Ingall agreements, the Company agreed to pay for each agreement approximately $86,000 per year during the construction of the greenhouses and plantation. Once the sale of carbon credits commences the annual payment amount will increase to approximately $1.1 million. In addition, during the first year of the sale of carbon credits, we are required to pay an additional $129,000 for each agreement for budgetary support to each region.

As of December 31, 2021, future minimum payments under the Aderbissinat and Ingall agreements for each year through 2026 are approximately as follows (using year end December 31, 2021 exchange rates):

2022	$172,000
2023	172,000
2024	172,000
2025	172,000
2026	172,000
$860,000

NOTE 11 — Contingent Liabilities

Various creditors and ex-employees in Senegal commenced some form of legal action for claims relating to the period prior to our acquisition of LFT. The Company was granted Concordat protection in June 2018. The Concordat is a protective measure granted by the Senegal court in order to stay various claims against a company from creditors and additional claimants until such time as the court determines, with the help of an appointed supervisor, that the Company is able to financially respond to such claims. Concordat protection was granted to LFT in January 2019 and expired in January of 2021. The Company has, as a result, several legal cases that are in various stages of resolution. The contingent liability includes various legal cases and other claims, which mostly fell within the Concordat oversight. The Company recorded a contingent liability representing, in the Company’s opinion, based on our outside counsel’s review, probable loss outcome for legal claims. At December 31, 2021 and 2020, the amount of the provision for the contingent liability, is $2,584,918 and $2,815,021, respectively. While there is a possibility that additional claims relating to pre-acquisition periods might arise such an amount is unknowable and hence cannot be estimated.

NOTE 12 — Subsequent Events

In preparing the consolidated financial statements, the Company has evaluated all subsequent events and transactions for potential recognition of disclosure through March 31, 2022, the date the consolidated financial statements were issued.

On January 14, 2022, the board of directors of the Company (the “Board”) approved the issuance and sale of up to $3,000,000 in principal amount of Convertible Promissory Notes (“Notes”). The Notes bear a simple interest rate of twelve percent (12%) per annum based on a 365 day year. The Notes have a one-year maturity. The Notes will automatically convert in the event of an IPO or upon the occurrence of another Qualified Financing or merger and acquisition transactions at a 20% discount to the IPO, another Qualified Financing offering, or transaction price. As of the date hereof, the Company has issued approximately $1.4 million of such Notes. The proceeds of these notes are being used to fund general corporate uses.

Shares

African Agriculture, Inc.

Common stock

________________________________

PROSPECTUS
, 2022

________________________________

Spartan Capital Securities, LLC

Until          , 2022 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:

SEC Registration Fee	$
FINRA filing fee	$
Nasdaq listing expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Travel and road show	$
Director and Officer insurance	$
Printing and engraving expenses	$
Miscellaneous(1)	$
Total	$

____________

(1)      This amount represents additional expenses that may be incurred by the Company in connection with the offering over and above those specifically listed above, including transfer agent fees.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending, or completed legal action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, except that no indemnification will be provided to a director, officer, employee, or agent if the indemnification sought is in connection with a proceeding initiated by such person without the authorization of our Board of Directors. The bylaws also provide that the right of directors and officers to indemnification will be a contract right and will not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The bylaws also permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification of any such liability.

In accordance with Section 102(b)(7) of the DGCL, our certificate of incorporation provides that directors will not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) transactions from which a director derives an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages or actions involving a breach of their fiduciary duty of care, including any actions involving gross negligence.

In addition, we have entered into indemnification agreements with our directors and officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service, so long as the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal action or proceeding, the indemnitee had no reasonable cause to believe his or her conduct was unlawful. We also maintain director and officer liability insurance to insure our directors and officers against the cost of defense, settlement or payment of a judgment under specified circumstances.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

(a)         The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation, to be effective upon the completion of the offering**
3.2	Certificate of Incorporation, as currently in effect**
3.3	Form of Amended and Restated Bylaws, to be effective upon completion of this offering**
3.4	Bylaws, as currently in effect**
5.1	Opinion of Morrison Cohen LLP*
10.1	Form of Indemnity Agreement by and between the Registrant and each of its directors and executive officers*
10.2	Service Contract, dated July 14, 2021, by and between the Registrant and FGM International**
10.3	Agreement for Delivery of Pre-Construction Activities, dated December 22, 2021, by and between the Registrant and Willing Hands AS**
10.4	Engagement and Advisory Agreement, dated September 13, 2021, by and between the Registrant and Dr. Daniel H. Putnam**
10.5	Framework Agreement, dated July 8, 2021, by and between the Registrant and MPS Infrastructure Inc.**
10.6	Amended and Restated Sales and Marketing Agreement, dated May 10, 2019, by and between Monitor Power Systems AS and African Discovery Group LLC**
10.7	Lease Agreement, dated August 13, 2021, by and between the Registrant and an Immobilier SARL**
10.8	Lease Agreement, dated December 5, 2021, by and among the Registrant, Agro Industries Corp. and the municipality of Aderbissinat**
10.9	Lease Agreement, dated November 27, 2021, by and among the Registrant, Agro Industries Corp. and the municipality of Ingall**
10.10	Partnership Agreement, dated January 2021, by and between the Farms of Teranga S.A. and the Municipality of Fass Ngom**
10.11	Contribution Agreement, dated June 24, 2021, by and between the shareholders of Agro Industries Corp listed as signatories thereto, Agro Industries Corp. and the Registrant**
10.12	Amended and Restated Employment Agreement, dated , 2022, by and between the Registrant and Harry Green*
10.13	Amended and Restated Employment Agreement, dated , 2022, by and between the Registrant and African Discovery Group, Inc.*
10.14	Form of African Agriculture, Inc. 2022 Incentive Plan
14	Form of Code of Ethics*
21.1	List of Subsidiaries**
23.1	Consent of Whitley Penn LLP
23.2	Consent of Morrison Cohen LLP (included in Exhibit 5.1)*

Exhibit No.	Description
99.1	Audit Committee Charter*
99.2	Compensation Committee Charter*
99.3	Nominating and Corporate Governance Committee Charter*
107	Filing Fee Table**

____________

*        To be filed by amendment.

**      Previously filed.

Item 17. Undertakings.

(a)     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 20th day of April, 2022.

African Agriculture, Inc.
By:	/s/ Alan Kessler
Name:	Alan Kessler
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ Alan Kessler	Chief Executive Officer	April 20, 2022
Alan Kessler	(Principal executive officer)
/s/ Harry Green	Chief Financial Officer	April 20, 2022
Harry Green	(Principal financial and accounting officer)
*	Director	April 20, 2022
Russell Read
*	Director	April 20, 2022
Orim Graves
*	Director	April 20, 2022
Daphne Michelle Titus
*	Director	April 20, 2022
Ambassador Modest Jonathan Mero
*	Director	April 20, 2022
Ambassador Bisa Williams
* /s/ Alan Kessler
Attorney-in-fact

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